Filed pursuant to Rule 424(b)(1)

Registration Statement No. 333-102937
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 15, 2003)

2,815,000 Shares

Martek Biosciences Corporation

Common Stock

$30.25 per share

          We are selling 2,500,000 shares of our common stock and the selling stockholder named in this prospectus supplement is selling 315,000 shares. We have granted the underwriters an option to purchase up to 422,250 additional shares of common stock to cover over-allotments.

      Our common stock is quoted on the Nasdaq National Market under the symbol “MATK.” The last reported sale price of our common stock on the Nasdaq National Market on April 15, 2003, was $30.85 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page S-3.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$30.2500	$85,153,750
Underwriting Discount	$1.5881	$4,470,501
Proceeds to Martek Biosciences Corporation (before expenses)	$28.6619	$71,654,750
Proceeds to the selling stockholder (before expenses)	$28.6619	$9,028,499

      The underwriters expect to deliver the shares to purchasers on or about April 22, 2003.

Citigroup

Adams, Harkness & Hill, Inc.

Needham & Company, Inc.

April 15, 2003

      You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

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PROSPECTUS SUPPLEMENT SUMMARY

      You should read this summary together with the entire prospectus supplement and prospectus, including the more detailed information in our financial statements and accompanying notes included elsewhere in this prospectus supplement and incorporated by reference in the prospectus.

Martek Biosciences Corporation

      Martek Biosciences Corporation is a leader in the development and commercialization of products derived from microalgae. Our current products include nutritional oils used as infant formula ingredients and as nutritional supplements and fluorescent algal dyes used for diagnostic and pharmaceutical research purposes.

Nutritional Products

      We develop and manufacture two polyunsaturated fatty acids, docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Cell membranes throughout the body, especially in the brain, central nervous system, retina and heart, contain these fatty acids. DHA and ARA may help develop the eyes and central nervous systems of newborns and promote adult mental and cardiovascular health. These fatty acids are also found in human breast milk, but are not currently in standard infant formulas. We have licenses with nine infant formula manufacturers to include our nutritional oils in their formulas. Collectively these companies represent approximately 60% of the estimated $7.5 billion to $8.0 billion worldwide wholesale market for infant formula. Collectively, six of our licensees are now marketing term infant formula products containing our oils in over 30 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Supplemented formulas manufactured by three of our licensees were introduced in the U.S. in 2002, and within one year we believe have gained an approximately 18% market share.

      A pregnant mother passes DHA and ARA through the placenta to a fetus and a lactating mother passes DHA and ARA to an infant through breast milk. Additionally, DHA may promote adult mental and cardiovascular health. Although adults may obtain DHA via foods such as fish or organ meats, dietary intake in Western-developed societies is less than half of the recognized guideline levels. We believe that this possible dietary deficiency will result in an increase in demand for DHA-supplemented products.

Advanced Detection Systems

      We identify, isolate and develop powerful fluorescent dyes from various algae for use in high-throughput screening, drug discovery and imaging applications. These proprietary dyes have higher sensitivity than many other fluorescent dyes. High sensitivity is desired for the detection of proteins for use in flow cytometry, DNA arrays and general protein detection. We primarily market this technology through a supply agreement with PerkinElmer Life Sciences, Inc.

Research and Development

      Microalgae are microplants that have many biochemical pathways and genes that are common with higher plants. Microalgae offer the further advantage of having the genetic material required for the production of certain compounds (including DHA) that are not present in higher plants. Consequently, we believe that microalgae represent a valuable gene pool for modern agricultural biotechnology. We maintain a library and a related database of more than 3,500 live microalgal species. We believe these resources are among the most comprehensive available, and we intend to continue to exploit what we believe to be the largely untapped opportunities of microalgae.

Company

      Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. Information on our website is not part of this prospectus supplement or the accompanying prospectus.

The Offering

Common Stock offered by Martek Biosciences Corporation	2,500,000 shares

Common Stock offered by the selling stockholder	315,000 shares

Total	2,815,000 shares

Common Stock to be outstanding after this offering	26,277,850 shares

Use of Proceeds	With respect to the shares offered by Martek, the proceeds will be used to fund capital expenditures relating to the expansion of our nutritional oil production capacity. Martek will not receive any proceeds from the sale of the shares offered by the selling stockholder, except for amounts payable on exercise of stock options underlying a portion of the shares offered. See “Use of Proceeds” on page S-12.

Nasdaq National Market Symbol	MATK

      The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of March 31, 2003. It excludes, as of March 31, 2003, 4,454,182 shares of common stock subject to options outstanding under our stock incentive plans with a weighted average exercise price of $19.06 per share, 251,299 shares of common stock issuable upon the exercise of outstanding warrants with an exercise price of $19.05 per share, and up to 2,290,533 shares of common stock which may be issued to the former OmegaTech, Inc. stockholders if certain operational and financial milestones are achieved between now and October 31, 2004.

      Unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the underwriters’ option to purchase up to 422,250 additional shares from Martek.

RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth below as well as the other information we include in this prospectus supplement and the additional information incorporated by reference in the accompanying prospectus.

We have experienced significant operating losses each year since our inception and have not yet generated a sustained revenue stream to be a viable business in the long-term.

      We have experienced net operating losses in each annual period since our inception. As of January 31, 2003, we have an accumulated deficit of $125.5 million. Our balance of cash and cash equivalents at January 31, 2003 was approximately $21 million. Although this cash, along with the proceeds of this offering and our $10 million secured working capital line of credit, which expires on February 28, 2004, should allow us to meet our current operating needs and planned capital expenditures for at least the next 24 months, we must achieve sustained profitability to generate the cash necessary to be a viable business in the long term, and at this time we have not yet generated a sustained source of revenue to achieve this.

A substantial portion of our nutritional products sales are made to three of our existing customers, and if demand by these customers for our nutritional products declines, our revenues may materially decline.

      We rely on a substantial portion of our sales of nutritional products to three of our existing customers. Approximately 65% of our nutritional product sales in the quarter ended January 31, 2003 was generated by sales of DHA and ARA to Mead Johnson & Company and approximately 27% of such sales was generated by sales of DHA and ARA to Wyeth and Abbott Laboratories. We cannot guarantee that these customers will continue to demand our nutritional products at the current levels. If demand by any of these customers for our nutritional products declines, we may experience a material decline in our revenues.

If we are unable to successfully scale-up our production capacity or enter into favorable agreements with third parties to produce our oils, our customers may not be able to obtain a sufficient supply of DHA and ARA from us, and our future revenues from these products may be limited.

      To meet our customers’ projected demand for our nutritional oils, we have developed a process for the large-scale production of our oils at our Winchester, Kentucky manufacturing plant. We estimate the worldwide infant formula market to be approximately $7.5 billion to $8 billion. If our licensees were to penetrate 100% of this market with DHA and ARA supplemented formulas, we estimate that we would receive approximately $350 million to $400 million in revenues annually from these sales. To date, we believe our licensees’ products containing our oils have penetrated approximately 12% to 15% of the worldwide infant formula market. Our sales into the non-infant nutritional supplement and food markets to date have been less then $10 million annually. The demand for our nutritional oils exceeded our customers’ initial forecasts in the first quarter of fiscal year 2003, resulting in customer orders in excess of our planned production. As a result, we have requested from our customers that they provide us with longer lead-times to fill their orders. To the extent that demand continues to exceed our current production capabilities, we may be unable to provide the required quantities of oil cost-effectively and may experience backlogs or our customers may seek alternative sources of supply. Although our licensees have a right to manufacture DHA and ARA, we are not aware of any of our licensees doing so or preparing to do so. We believe that our initial fermentation expansion at our Winchester plant, which is currently in the start-up phase and should be up to full production by the second quarter of 2003, will more than double our production capacity at our plant. However, our ability to maintain commercial production at these higher levels at our plant has not been tested successfully. As we increase our production at our Winchester plant and at other locations, we may encounter many risks associated with our commercial manufacturing such as:

•	the start-up phase of our fermentation expansion at our plant may not be completed in the timeframe that we have planned;

•	we may experience problems processing, handling and shipping the higher quantities of oil produced from this expansion;

•	the costs of expanding, operating and maintaining our production facility may exceed our expectations;

•	product defects may result;

•	product losses may be higher than we anticipate;

•	environmental liabilities may result from our production process; and

•	the scale-up of our production process may result in regulatory issues.

      If we were to experience any one or more of these problems, there could be a material adverse effect on our business, financial condition, or results of operations.

      As a result of the acquisition of OmegaTech, Inc. (“OmegaTech”) on April 25, 2002 we also have several contractual agreements with third-party manufacturers to produce our DHA for use in nutritional supplements and foods, including an agreement with C.P. Kelco U.S. Inc. (“C.P. Kelco”). In addition, we have begun receiving DHA from FermPro Manufacturing L.P. (“FermPro”), a contract fermentation company in South Carolina, under a 5-year manufacturing agreement which was signed in March 2002. The output under this agreement should increase our annual DHA production capacity by approximately 10% of 2003 output. If we are: (a) unable to cost effectively manufacture our DHA-containing oils at our Winchester plant; (b) unable to look to FermPro as a source of DHA sufficient to meet increased demand beyond our own capacity; (c) unable to enter into other satisfactory third-party manufacturing agreements; or (d) our licensees are unable to find alternative sources for our DHA-containing oils, then our licensees may not be able to meet demand and our future revenues may be limited.

      Although we are able to produce ARA-containing oil at our Winchester plant, we have entered into an agreement with a third-party manufacturer, DSM Gist B.V. (“DSM”, formerly Royal Gist-Brocades B.V.), to supply all our ARA-containing oil through 2006. DSM is currently expanding its production capacity to provide us with sufficient quantities of ARA oil to supply approximately 30% to 40% of the worldwide infant formula market. If DSM fails to supply us with required amounts under the contract, we would not be able to meet our customers’ demands unless we were able to utilize alternative sources of supply. In this regard, we would have to either manufacture the ARA-containing oil at our plant, which would reduce our DHA-containing oil production capacity, or enter into other third-party manufacturer supply agreements. If we are unable to find alternative supply sources or are unable to cost effectively manufacture the ARA-containing oil in our Winchester plant, our licensees may not be able to meet future product demand and our future revenues from sales of ARA-containing oils may be limited.

Failure to effectively manage the growth of our operations could disrupt our operations and prevent us from generating the revenues we expect.

      In response to customer orders during the first quarter of fiscal year 2003 exceeding initial customer forecasts, we have been actively working to accelerate our production buildout plans to meet increased demand for our nutritional oils. To manage our growth we must successfully implement, constantly improve and effectively utilize our operational and financial systems while expanding our production capacity and workforce. We must also maintain and strengthen the breadth and depth of our current strategic relationships while developing new relationships. Our existing or planned operational and financial systems may not be sufficient to support our growth, and our management may not be able to effectively identify, manage and exploit existing and emerging market opportunities. If we do not adequately manage our growth, our business will suffer.

Our oils are very sensitive to oxidation and are not very compatible with most liquid or dry foods that are currently on the market. If economical methods are not developed to successfully incorporate our oils into various food and beverage applications, we may never be able to gain large scale entry into the food and beverage market.

      Although we believe that the food and beverage market could be a large market for DHA fortification, the potential in this market could be limited if methods are not developed that allow good compatibility of our DHA oil with various foods and beverages. The flavor, texture and stability of our oils in finished products such as cereals, milk and nutritional bars have not yet been successfully established. Even if we can successfully incorporate our oils into foods and beverages, manufacturers of these products will have to develop methods to demonstrate feasibility in their production process. The timing and extent of our sales into the food and beverage market, therefore, is dependent not only on market demand, but also on manufacturing issues over which we have no control.

Since infant formula pricing is very competitive, the premium that our oils add to the cost of the formula may never allow it to be priced at levels that will allow widespread acceptance by consumers.

      Infant formula pricing is very competitive and the market is very sensitive to product price changes. Because the inclusion of our oils into infant formula may add 10% to 20% to the retail cost of standard infant formula, there is the risk that our licensees may not be able to sell supplemented products at prices that will allow them to gain broad market acceptance while, at the same time, remaining profitable. This may lead to price pressure on us. If we have to reduce our prices, we may not be able to sell products at a price that would enable us to be profitable. Under the terms of several of our current license agreements, we are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable to such licensee than those provided in our agreements with our three largest current licensees without either the prior written consent of those current licensees or prospectively offering such new favorable terms to those licensees. None of our license agreements requires our licensees to purchase any minimum amount of products from us now or in the future, and all of our license agreements allow our licensees to manufacture our products themselves or purchase nutritional oils from other sources.

If market demand for our products continues to grow, we will need significant additional capital to expand our production capability. We may also need additional capital in the future to continue our research and development efforts, conduct product testing, including preclinical and clinical trials, and market our products.

      Our nutritional oil sales are increasing and meeting demand will require expanding our production capability for our nutritional oils. We have just completed an initial fermentation expansion plan at our Winchester facility which cost approximately $15 million, and our office, warehouse and packaging expansion at the site cost an additional $4 million. At January 31, 2003, we had approximately $21 million in cash and cash equivalents available to meet future capital requirements. However, we believe that additional funds of approximately $40 million to $50 million may be needed over the next 24 months to fund additional expansion of our production capacity (at our Winchester facility and at other third-party manufacturing facilities), our research and development, product testing, and marketing activities. The timing and extent of our additional cash needs will primarily depend on: (a) the timing and extent of future launches of infant formula products containing our oils by our licensees; (b) the timing and extent of introductions of DHA into foods and/or nutritional supplements for children and adults; (c) whether or not we enter into collaborations with other third parties to produce our nutritional oils; and (d) our ability to generate profits from the sales of our nutritional products.

      To continue to fund our growth, we will pursue various sources of funding, which may include equity issuances (including this offering), debt financing, asset based borrowing, lease financing, and collaborative arrangements with partners. We have recently established a one-year secured working capital credit line of $10 million. More extensive debt financing arrangements may require us to comply with financial covenants, which we may not be able to meet. Additionally, funding from other sources may not be available, or may not be available on terms that would be commercially acceptable or permit us to continue the planned commercialization of our products or expansion of our production capacity. Future equity issuances may be dilutive to our existing shareholders. If we obtain funds through collaborative or strategic partners, these partners may require us to give them technology or product rights, including patents, that could ultimately diminish our value. If we cannot secure adequate funding, we may need to scale back our research, development, manufacturing, and commercialization programs, which may have a material adverse affect on our future business.

The market price of our common stock may experience a high level of volatility due to factors such as its relative illiquidity, the volatility in the market for biotechnology stocks generally, and the effect of short term events like product launches and license announcements.

      We are a public growth company in the biosciences sector. As frequently occurs among these companies, the market price for our common stock may experience a high level of volatility. During the fifty-two week period ending March 31, 2003, our common stock traded between $34.25 and $12.50 per share. During the fifty-two week period ending March 31, 2002, our common stock traded between $32.91 and $13.25 per share. The following are examples of items that may significantly impact the market price for our common stock:

•	announcements of technical innovations, new commercial products and product launches;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances;

•	patent or other intellectual property achievements or disputes;

•	quarterly fluctuations in our results of operations;

•	failure to scale-up our commercial manufacturing or enter into favorable third-party manufacturing agreements;

•	announcements of product launches by competitors;

•	regulatory decisions (approvals or disapprovals) concerning our products and our competitors’ products;

•	changes in estimates of our financial performance or changes in recommendations by securities analysts; and

•	general market conditions for growth companies and bioscience companies.

      Because we may experience a high level of volatility in our common stock, you should not invest in our stock unless you are prepared to handle a significant loss of your capital. At any given time, you may not be able to sell your shares at a price that you think is acceptable.

      The market liquidity for our stock is very low. As of March 31, 2003, we had 23,637,850 shares of common stock outstanding. Since our initial public offering of common stock on November 23, 1993, the average daily trading volume in our common stock as reported on the Nasdaq National Market has been 101,842 shares. The average trading volume in our common stock during the fifty-two week period ending March 31, 2003 was 271,718 shares. Although a more active trading market may develop in the future, the limited market liquidity for our stock may affect your ability to sell at a price which is satisfactory to you.

If significant shares eligible for future sale are sold, the result may depress our stock price by increasing the supply of our shares in the market at a time when demand may be limited.

      Because we continue to require additional outside sources of capital to finance, among other things, our research and development, product testing and the manufacturing and marketing of our products, we may need to raise additional capital through the sale of equity securities. As of March 31, 2003, we had 23,637,850 shares of common stock outstanding, stock options outstanding to purchase an aggregate of 4,594,182 shares of common stock, many of which are exercisable at below current market prices, and warrants outstanding to purchase up to 251,299 shares of common stock at an exercise price of $19.05 per share. To the extent that these options and warrants for our common stock are exercised or we issue additional shares to raise capital in connection with acquisitions or otherwise, the increase in the number of our outstanding shares of common stock may adversely affect the price for our common stock. This could hurt our ability to raise capital through the sale of equity securities.

      We have agreed to issue and register for resale up to 2,290,533 additional shares, subject to certain adjustments, to former OmegaTech stockholders, if certain operational and financial milestones are achieved between now and October 31, 2004. As a result, a substantial number of new shares may be issued and become eligible for resale if these milestones are achieved. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur, which could limit your ability to sell at a price satisfactory to you. We may need to issue shares in the second quarter of fiscal 2003 in connection with the partial satisfaction of one of these milestones. The full satisfaction of this milestone would require us to issue shares of common stock with a value of $10.0 million based on the then-current market price, subject to the overall limitation referred to above.

Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in the future.

      European and United States patent authorities have not adopted a consistent policy regarding the breadth of claims allowed for health and bioscience patents. Our issued patents, or patents that we may obtain in the future, may not afford adequate protection against competitors with competing technology because governmental agencies may revoke our patents or may limit the scope of our patents. If this happens, companies may be able to produce products using our previously patented technology. A number of our competitors have challenged the validity of our patents, particularly in Europe:

•	Aventis S.A. and Nagase & Co. Ltd. are challenging our European patent covering our DHA-containing oils. At a hearing in October 2000, the Opposition Division of the European Patent Office revoked our patent on the grounds that it is not novel. We immediately appealed this ruling, and in July 2002 we received a positive ruling from an Appeal Board of the European Patent Office, setting aside the prior decision to revoke this patent. Consistent with our request, the patent will now be returned to the Opposition Division for a determination as to whether it has met the legal requirement of “inventive step”. During this process the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2004, at the earliest.

•	BASF A.G., F. Hoffman-LaRoche A.G., Friesland Brands B.V., Societe des Produits Nestle S.A., and Suntory Limited have filed in the European Patent Office their grounds for opposing our ARA patent issued by the European Patent Office. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2005, at the earliest.

•	BASF A.G., F. Hoffman-LaRoche A.G., Societe des Produits Nestle S.A., and Suntory Limited have filed in the European Patent Office their grounds for opposing our blended-oils (blend of DHA and ARA oils) patent issued by the European Patent Office. The validity of the patent is unaffected by these filings. The opposition process is not expected to be completed until sometime in 2005, at the earliest.

•	Aventis Research and Technologies GmbH & Co. KG and Nagase Limited have filed in the European Patent Office their grounds for opposing our patent covering the DHA-containing oils that we assumed in the OmegaTech purchase. At a hearing in December 2000, the Opposition Division of the European Patent Office upheld some of the claims and revoked other claims. OmegaTech immediately appealed this ruling, as did Aventis. During the appeal process, the patent will remain in full force and effect. The appeal process may not be completed until sometime in 2004, at the earliest.

•	Suntory Limited, of Osaka, Japan, is opposing our blended oils patent in Japan and our ARA patent in Japan and South Korea. Suntory has contacted us and asserted that the sale of certain of our products may infringe one or more of their patents in Japan and Australia and that certain of our patents may be invalid. We have been discussing with Suntory how this matter might be resolved amicably, but we cannot provide any guarantee that such discussions will lead to an amicable resolution of this matter.

      If any of the challenges described above or any other challenges to our patents which may arise in the future are successful, our competitors may be able to produce our products and, as a result, we may experience decreases in the future sales of our nutritional oils, decreases in the revenues on sales of infant formula containing our oils and decreases in license fees related to our oils. If our products are found to infringe on the intellectual property rights of others, we may have to pay substantial damages. The revocation of our European DHA patent, ARA patent or blended-oils patent could result in a decrease in revenues under our license agreements.

      We expect that in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that challenges to our suite of U.S. patents may arise in the future. We may incur substantial costs in the future defending our patents and cannot assure you that we will be able to successfully defend our patents or that our competitors will not be able to “design around” our intellectual property.

We are aware of several products that are currently available, and products under development, that may present a serious competitive threat to our products.

      Our success depends upon achieving and maintaining a superior competitive position in infant formula and adult nutritional product markets. Many potential competitors, which include companies such as BASF, F. Hoffman-LaRoche Ltd., Suntory Limited, Celanese Ventures and Nagase & Co. Ltd., have substantially greater research and development capabilities, marketing, financial and managerial resources and experience in the industry. If a competitor develops a better product or technology, our products or technologies may be rendered obsolete.

      We believe that, to date, we have developed the purest forms of DHA and ARA oils commercially available; however, we are aware that other sources of DHA and ARA are available. Specifically:

•	the Ross Products Division of Abbott Laboratories filed a Generally Recognized as Safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are Generally Recognized as Safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA;

•	some infant formulas now on the market outside the United States use DHA derived from other sources, such as fish or eggs. Only a very small percentage of supplemented infant formulas currently marketed outside the United States contain DHA and ARA that have not been produced by us;

•	some baby food products now on the market in the United States use DHA derived from eggs;

•	fish oil based products currently dominate the adult DHA supplement market;

•	we are aware that Celanese Ventures has recently announced that one of its operating units, Nutrinova, plans to market a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the United States. We are currently unable to evaluate the competitive threat that may arise with respect to this announcement; and

•	we are aware of the development of microencapsulated fish oil products by several large companies, including BASF and F. Hoffman-LaRoche Ltd. Although microencapsulation of the oil resolves much of the odor, stability and taste issues found with fish oil, a microencapsulated product currently is significantly more costly than regular fish oil. Because fish oil is significantly less costly than our DHA oil, fish oil may present a substantial competitive threat.

      To date no other sources of DHA and ARA have received clearance from the FDA to be marketed in U.S. infant formulas.

The integration of Martek and OmegaTech operations is still ongoing, which could harm our results of operations.

      On April 25, 2002, we completed the acquisition of OmegaTech. Upon the closing of the merger, the name of OmegaTech was changed to Martek Biosciences Boulder Corporation. We are still in the process of integrating our operations with the operations of the former OmegaTech business. This integration may be more expensive than anticipated or take longer than planned. If there are delays or unexpected costs involved with the integration, these could have a material adverse effect on our business and financial results. The difficulties involved in integrating the companies, which could be substantial, include the following:

•	management and key personnel could be distracted from the day-to-day business of managing the new company;

•	implementing uniform controls, systems and procedures, especially information and accounting systems, could be costly and time-consuming;

•	key officers and scientific, sales and customer support personnel may not be satisfied or happy in the new company and may elect to leave; and

•	major customers, suppliers or strategic business partners may choose not to do business with the merged companies.

Experts differ in their opinions on the importance of docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA, in infant formula. Some experts feel that they are not necessary ingredients for infant formulas and that supplemented formulas will remain a premium product and never gain widespread acceptance. If this occurs, or if clinical trials that are now ongoing do not yield positive results on the benefits of DHA on cardiovascular or other health problems, our future revenues may be limited in the infant formula market as well as the adult supplement market.

      Ultimately our success in the infant formula industry depends on growing acceptance of our nutritional oils as necessary or beneficial additives to infant formulas. Notwithstanding existing clinical results that have demonstrated the beneficial effects of adding our nutritional oils to infant formula, some experts in the field of infant nutrition do not believe that our nutritional oils are necessary or that they provide any long-term beneficial effects. There have also been clinical studies where no beneficial effects have been found, possibly due to dose, duration or other factors. Experts generally recommend that mothers breastfeed rather than use infant formulas whether or not they contain our nutritional oils. Some experts also believe that infant formula without our oils contains sufficient precursor fats that infants can convert into DHA and ARA as needed. In addition, some physicians are unimpressed by studies showing that infant formulas fortified with our oils improve infants’ cognitive ability at early ages, suggesting that these results may not carry over to improved results later in life. Due to these differences in opinion, we are subject to the risk that the use of DHA and ARA in infant formula may never gain widespread acceptance. As of January 31, 2003, our products have been in the U.S. infant formula market for approximately 11 months and we believe that these products have penetrated approximately 18% of the U.S. infant formula market. Internationally, our products have been included in term infant formula in over 30 countries. Many of these introductions have occurred in the last 2-3 years. We estimate that our products have penetrated approximately 12% to 15% of the international infant formula market. Combined, these markets brought us revenues of approximately $19 million in the first quarter of 2003.

      In addition to sales into the infant formula market, approximately 3% of our fiscal 2003 first quarter nutritional product revenues came from sales of our nutritional oils to the food and adult supplement market. Investigators at universities and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. Although clinical data are not required to market food ingredients or nutritional supplements outside of the infant formula market, we believe that further clinical studies are needed to validate the benefits of DHA supplementation. Accordingly, we are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we are aware of research being conducted regarding the impact of DHA supplementation on certain visual and neurological disorders. Unless these studies, which are more extensive than earlier pilot studies, establish and quantify the positive impact of DHA supplementation, we may only have a limited adult market opportunity.

If the FTC finds that our advertising claims related to our DHA and ARA products cannot be adequately substantiated, we could be required to alter our advertising claims or take other remedial steps.

      The Federal Trade Commission (“FTC”) regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement.

      On May 30, 2002, we received a letter from the FTC notifying us that the FTC is conducting a non-public inquiry into the advertising and promotional activities relating to our DHA and ARA products. The agency has asked us to provide copies of all advertisements and to provide copies of the literature that support mental and visual function claims. The purpose of the inquiry is to determine whether Martek has substantiation to support the express and implied claims that are made for its DHA and ARA products. We intend to be fully responsive to the FTC’s inquiry. While we have no reason at this time to believe that the inquiry will have an adverse effect on us, we could be required to alter our advertising claims or take other remedial steps if the FTC does not find our advertising claims to be adequately substantiated.

Our business would be harmed if we fail to comply with applicable federal and state regulatory requirements.

      In connection with the manufacture of certain of our products, we are required to adhere to applicable current “good manufacturing practice” (“GMP”) requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements and records and other documentation controls. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, we are subject to GMP and various other requirements applicable to such products. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant dietary supplement and infant formula requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

Our opportunity in the U.S. infant formula market may be limited by the adoption rate of supplemented formulas into the Women, Infants and Children (WIC) program.

      We estimate that our total U.S. market opportunity for sales of supplemented infant formula to be approximately $180 million to $200 million, and that almost $100 million of this opportunity will come from WIC funded sales. Each WIC state agency provides only one brand of infant formula to its participants, depending on which company has the rebate contract in a particular state. Since early 2002, approximately 20 state WIC programs have adopted a brand of infant formula supplemented with our oils. If our licensees do not attempt to gain adoption of a supplemented brand of infant formula in other states, other state WIC agencies do not agree to adopt a supplemented infant formula into their WIC program, supplemented formulas are removed from WIC programs that previously adopted them, or if any of our licensees fail to renew, in a timely fashion, their contract rewards from WIC agencies for the adoption of a supplemental infant formula, then our future revenues from supplemented infant formula sales in the U.S. would be limited.

We may be affected by an incident involving a wastewater treatment facility near our plant in Kentucky.

      On March 12, 2003, an explosion occurred at a public wastewater treatment plant near our production facility in Winchester, KY, resulting in property damage. State and local fire officials conducted an investigation into possible causes of the incident, including whether n-hexane discharges from our Winchester facility were a factor. We fully cooperated with the investigation. We use n-hexane in the production process for our DHA oil. On March 17, 2003, the state fire marshal issued a finding that we had not met certain applicable requirements and directed us to prevent any introduction of n-hexane into the local sewer system. We were subsequently advised by the local utility to cease all wastewater discharges into one of our sewer outfalls. We have complied with both requests. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident on March 12, 2003 resulted from the introduction of n-hexane into the local sewer system. The state fire marshal report did not rule out other possible contributors to the incident. Production at our facility has not been negatively impacted by these events. We are in the process of evaluating the state fire marshal’s report. We also have had preliminary discussions with the insurer of the local utility regarding its assessment of the damages to the facility and the costs related to repairs. While the matter is still in the preliminary stages and we cannot be certain of its ultimate outcome, we believe that it will not have a material adverse impact on our financial condition or results of operations.

An underwriter sent unauthorized e-mails to potential investors in this offering.

      Prior to the effectiveness of the registration statement covering the shares of our common stock being sold in this offering, an employee of Citigroup, the lead managing underwriter in this offering, distributed unauthorized e-mails regarding this offering to 10 institutional investors. These e-mails contained the employee’s views of our market position, with which we do not agree, as well as our historical financial results and the employee’s own views about our prospects for revenue growth. We did not authorize the distribution of these e-mails and had no knowledge of their content prior to their distribution.

      These e-mails may constitute a prospectus that does not meet the requirements of the Securities Act of 1933. We urge all persons to read and base their investment decision only on this prospectus. If the distribution of these e-mails by Citigroup did constitute a violation of the Securities Act of 1933, persons who received one of these e-mails and who purchased our common stock in this offering may have the right, for a period of one year from the date of the violation, to obtain recovery of the consideration paid in connection with their purchase of our common stock or, if they had already sold their stock, attempt to recover losses resulting from their purchase of our common stock. Any liability would depend on the number of shares purchased by the recipients. We do not believe that we will be subject to any material liability as a result of the distribution of the e-mails.

USE OF PROCEEDS

      We estimate that net proceeds from the sale of the 2,500,000 shares of common stock that we are offering will be approximately $71,254,750, after deducting an underwriting discount and estimated offering expenses. If the underwriters exercise their option to purchase additional shares in full, we estimate that our net proceeds will be approximately $83,357,238. We will not receive any proceeds from the sale of the common stock offered by the selling stockholder, except that we will receive approximately $2,111,240 upon the exercise of stock options by the selling stockholder underlying approximately 140,000 of the shares that the selling stockholder is selling in this offering.

      The principal purpose of this offering by Martek is to obtain additional capital to fund the expansion of our nutritional oil production capacity. We currently estimate that approximately $40 million to $50 million of the net proceeds will be used during the next 24 months to increase our capacity to meet anticipated demand for our nutritional oils for 2004 through 2006. We have not determined the exact amount we may need to spend on this expansion or the timing of these expenditures. Pending our use of the net proceeds, we intend to invest them in short-term, interest-bearing, investment grade securities.

CAPITALIZATION

      The table below sets forth the following as of January 31, 2003:

•	our historical cash and capitalization; and

•	our cash and capitalization as adjusted to give effect to (1) the sale by Martek of 2,500,000 shares of common stock, after deducting the underwriting discount and estimated offering expenses at the public offering price of $30.25 per share and (2) our receipt of approximately $2,111,240 from the exercise by the selling stockholder of stock options covering a portion of the shares being offered by the selling stockholder.

      Actual common stock data are as of January 31, 2003 and exclude:

•	4,347,692 shares issuable upon the exercise of options to purchase shares of common stock issued under our equity incentive plans at a weighted average price of $18.05;

•	251,299 shares issuable upon the exercise of warrants exercisable at a price of $19.05; and

•	up to 2,290,533 shares of common stock, which may be issued if certain operational and financial milestones in connection with our OmegaTech acquisition are achieved between now and October 31, 2004.

      This table should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page S-17.

	As of January 31, 2003

	Actual	As Adjusted

	(In thousands)
Cash, cash equivalents and marketable securities	$21,080	$94,446

Note payable, current	$3,121	$3,121

Total debt	$3,121	$3,121

Stockholders’ equity:
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—
Series A junior participating preferred stock, $.01 par value, 300,000 shares authorized; none issued or outstanding	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 23,557,026 issued and outstanding actual and 26,197,026 issued and outstanding as adjusted	2,356	2,620
Additional paid-in capital	233,819	306,921
Deferred compensation	—	—
Accumulated other comprehensive income	—	—
Accumulated deficit	(125,499)	(125,499)

Total stockholders’ equity	$110,676	$184,042

Total capitalization	$113,797	$187,163

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Martek’s common stock is traded on the Nasdaq National Market under the symbol “MATK.” As of March 31, 2003, there were approximately 440 holders of record of our common stock. The following table sets forth, for the calendar periods indicated, the range of high and low sale prices for Martek’s common stock as reported by the Nasdaq National Market:

Fiscal 2001	High	Low

November 1, 2000 — January 31, 2001	$21.63	$12.00
February 1, 2001 — April 30, 2001	19.13	12.25
May 1, 2001 — July 31, 2001	28.50	13.73
August 1, 2001 — October 31, 2001	24.25	14.00

Fiscal 2002	High	Low

November 1, 2001 — January 31, 2002	$30.90	$19.12
February 1, 2002 — April 30, 2002	34.25	25.09
May 1, 2002 — July 31, 2002	30.80	13.82
August 1, 2002 — October 31, 2002	18.53	12.50

Fiscal 2003	High	Low

November 1, 2002 — January 31, 2003	$27.38	$15.40
February 1, 2003 — April 15, 2003	31.16	21.11

      Martek has never paid cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. In addition, any determination to declare and pay dividends will be made by our board of directors in light of our earnings, financial position, capital requirements and such other factors as the board of directors deems relevant.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following tables sets forth selected historical consolidated financial information of Martek: (i) as of October 31, 2002, 2001, 2000, 1999, and 1998 and for each of the five fiscal years ended October 31, 2002, 2001, 2000, 1999, and 1998, which information has been derived from the audited consolidated financial statements of Martek; and (ii) as of January 31, 2003 and for the three months ended January 31, 2003 and 2002, which information has been derived from the consolidated financial statements of Martek which are unaudited but which in the opinion of management have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary (consisting of normal recurring adjustments) for a fair presentation of the results for such periods. The results of operations for the quarter ended January 31, 2003 are not necessarily indicative of the results to be expected for the entire year ending October 31, 2003 or any future period. The selected consolidated financial data are qualified by, and should be read in conjunction with, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus supplement.

	Three Months
	Ended January 31,		Year Ended October 31,

	2003(1)	2002	2002(1)	2001	2000	1999	1998
(In thousands except per share data)

	(unaudited)
Consolidated Statements of Operations Data
Revenues
Product sales and royalties	$20,498	$5,943	$45,903	$18,575	$8,726	$5,744	$5,241
License fees and other revenues	47	27	152	249	951	389	1,649

Total revenues	20,545	5,970	46,055	18,824	9,677	6,133	6,890
Costs and expenses
Cost of product sales and royalties	12,342	4,184	29,794	12,554	7,092	4,209	3,856
Research and development	2,787	2,996	11,648	12,705	12,517	10,309	9,787
Acquired in-process research and development	—	—	15,788	—	—	—	—
Restructuring charge	(250)	—	1,266	—	—	—	—
Selling, general and administrative	3,742	1,996	12,344	7,969	6,942	6,822	7,360
Other operating expenses	—	—	406	565	—	—	—

Total costs and expenses	18,621	9,176	71,246	33,793	26,551	21,340	21,003

Income/(loss) from operations	1,924	(3,206)	(25,191)	(14,969)	(16,874)	(15,207)	(14,113)
Other income, net	137	259	958	1,267	1,147	359	652

Net income/(loss)	$2,061	$(2,947)	$(24,233)	$(13,702)	$(15,727)	$(14,848)	$(13,461)

Net income/(loss) per share, basic	$0.09	$(0.15)	$(1.10)	$(0.73)	$(0.91)	$(0.95)	$(0.94)

Net income/(loss) per share, diluted	$0.08	$(0.15)	$(1.10)	$(0.73)	$(0.91)	$(0.95)	$(0.94)

Weighted average common shares outstanding, basic	23,368	20,185	21,982	18,864	17,335	15,581	14,330
Weighted average common shares outstanding, diluted	24,663	20,185	21,982	18,864	17,335	15,581	14,330

		October 31,
	January 31,
(In thousands except per share data)	2003	2002	2001	2000	1999	1998

	(unaudited)
Consolidated Balance Sheets and Other Data
Cash, cash equivalents, short-term investments and marketable securities	$21,080	$22,419	$26,682	$19,264	$16,331	$17,657
Working capital	26,695	30,457	31,501	21,266	20,162	21,011
Total assets	132,203	124,312	56,603	45,442	39,145	40,747
Long-term portion of unearned revenue	2,331	2,246	2,353	2,460	—	—
Long-term debt	—	—	—	—	472	1,951
Accumulated deficit	(125,499)	(127,560)	(103,327)	(89,625)	(73,898)	(59,049)
Total stockholders’ equity	110,676	105,977	46,701	35,455	35,172	35,294
Cash dividends declared — common stock	—	—	—	—	—	—

      (1) The acquisition of OmegaTech, Inc. was completed on April 25, 2002 and as such will affect the comparability of the 2002 data to prior periods and the comparability of the three-month period ended January 31, 2003 to the three-month period ended January 31, 2002. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page F-24 for unaudited pro forma income statement data for the year ended October 31, 2002. Historical financial data of OmegaTech can be found in our Current Report on Form 8-K/A filed on July 5, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements concerning our business and operations, including, among other things, statements concerning the following:

•	expectations regarding future revenue growth, product introductions, growth in nutritional product sales, production expansion, margin and productivity improvements, applications and potential collaborations and acquisitions;

•	expectations regarding sales and royalties by and from our infant formula licensees;

•	expectations regarding marketing of our oils by our infant formula licensees;

•	expectations regarding future efficiencies in manufacturing processes and the cost of production of our nutritional oils and purchase of third-party manufactured oils;

•	expectations regarding production capacity and our ability to meet future demands for our DHA and ARA oils;

•	expectations regarding future research and development costs;

•	expectations regarding our expansion at our Winchester facility;

•	expectations regarding additional capital expenditures needed in relation to our fermentation and oil processing activities;

•	expectations regarding the integration of the former OmegaTech with Martek; and

•	expectations regarding production from the FermPro facility.

      Forward-looking statements include those statements containing words such as “will”, “should”, “could”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, and other similar expressions.

      All of these forward-looking statements involve risks and uncertainties. They are all made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that our actual results may differ significantly from the results we discuss in our forward-looking statements. We discuss the risks that could cause such differences in this prospectus supplement under the caption “Risk Factors” beginning on page S-3. Our forward looking statements speak only as of the date of this prospectus supplement, and we do not intend to update these statements to reflect events or circumstances that occur after that date.

General

      Martek was founded in 1985. We are a leader in the development and commercialization of products derived from microalgae. Our leading products are nutritional oils used as ingredients in infant formula and foods, and as ingredients in, and encapsulated for use as, dietary supplements. Our nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked with a variety of health risks. Research is underway to assess what impact, if any, supplementation with our DHA will have on these health risks. Additional applications of our patented technology based upon microalgae include our algal genomics technology and our currently marketed fluorescent detection products and technologies that can be used by researchers as an aid in drug discovery and diagnostics.

      In 1992, we realized our first revenues from license fees related to our nutritional oils containing DHA and ARA and sales of sample quantities of these oils. In 1995, we recognized our first product and royalty revenues from sales of infant formula containing these oils, and in 1996, we began to realize revenues from the sale of Neuromins®, a DHA dietary supplement. In 1998, we first realized revenues from the sale of our fluorescent detection products. We currently have license agreements with nine infant formula manufacturers, including Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis, Maarbarot, Heinz, Ordesa and a ninth company which we have contractually agreed not to disclose. Collectively, these companies represent approximately 60% of the estimated $7.5 billion to $8.0 billion worldwide wholesale market for infant formula. Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis and Maarbarot are marketing term infant formula products containing our oils in over 30 countries collectively and pre-term infant formula products containing our oils in over 60 countries collectively around the world. The three licensees that currently are not marketing term infant formula products containing our oils (Heinz, Ordesa and a company that we have contractually agreed not to disclose that has less than 1% of the worldwide wholesale market for infant formula) represent approximately 3% of the estimated worldwide wholesale market for infant formula. Supplemented term infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories and Wyeth are currently being marketed in the United States.

      In April 2002, we purchased OmegaTech, a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology. Its revenues mainly consisted of sales of DHA into the dietary supplement, food and beverage and animal feed markets. We acquired OmegaTech to obtain its low-cost DHA oil and related intellectual property for use in the food and beverage and adult supplement markets.

      We have incurred losses in each year since our inception. At January 31, 2003, our accumulated deficit was approximately $125.5 million. Although we anticipate significant growth in sales of our nutritional oils, and we achieved an operating profit for the last two consecutive fiscal quarters, we may continue to experience quarter-to-quarter and year-to-year fluctuations in our future operating results, some of which may be significant. The timing and extent of such fluctuations will depend, in part, on the timing and receipt of oils-related revenues. The extent and timing of future oils-related revenues are largely dependent upon the following factors:

•	the timing of infant formula market introductions by our licensees;

•	the timing and extent of introductions of DHA into various child and/or adult applications;

•	the timing and extent of acceptance of products containing our oils under state-sponsored reimbursement programs in the U.S.;

•	the acceptance of these products by consumers;

•	the production of adequate levels of our nutritional oils by ourselves and our third-party manufacturers;

•	competition from alternative sources of DHA and ARA; and/or

•	agreements with other future third-party collaborators to market our products or develop new products.

      Because of this, the likelihood, timing and extent of future profitability are largely dependent on factors such as those mentioned above, as well as others (including those set forth under “Risk Factors”), over which we have limited or no control.

Critical Accounting Policies and the Use of Estimates

      The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates and judgments, which are based on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty and, as such, actual results may differ from our estimates. We believe that the following significant accounting policies and assumptions may involve a higher degree of judgment and complexity than others.

      Restructuring Charge. We recorded a charge of approximately $1.3 million in the third quarter of 2002 relating to the restructuring of our food and beverage sales efforts. The charge consisted of severance payments to employees and consultants, as well as an accrual for idle space in our Boulder facility and legal and other fees associated with compiling and implementing the restructuring plan. In the quarter ended January 31, 2003, we reversed approximately $250,000 of the liability due to changes in previous estimates relating to employee separation benefits net of increases related to other charges, such as consultant termination fees and costs related to idle space. Although we believe that the estimates and underlying assumptions used in calculating this charge are accurate, they are subject to fluctuation as the costs associated with the restructuring plan are finalized over the second fiscal quarter of 2003.

      Allocation of OmegaTech Purchase Price. On April 25, 2002, we completed the acquisition of OmegaTech for approximately $54.1 million in Martek stock. As part of the purchase price allocation, we preliminarily identified and valued all intangible assets that were a part of the merger. As a result of updated information relating to our preliminary estimates, we have adjusted the valuation of the identifiable intangible assets to a net value of approximately $17.2 million. The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $25.6 million was allocated to goodwill. We determined that the technology assets acquired had continuing value. As a result of this identification and valuation process, we allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the amount allocated to acquired in-process research and development was charged to expense as of the date of the acquisition. Based on current information, management believes that the estimates and assumptions underlying the purchase price allocation are accurate. However, the allocation of the purchase price may be subject to further revision based on the final determination of fair values and final assessment of certain tax matters.

      Impairment of Goodwill. In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. We recorded goodwill related to our acquisition of OmegaTech in April, 2002. The goodwill acquired in the OmegaTech acquisition is subject to the provisions of SFAS 142 and, accordingly, is not being amortized. We are required to perform an annual impairment review of our goodwill balance beginning with a recurring annual measurement date. We have chosen August 1 to be the annual measurement date for our annual impairment review and will perform our first review as of August 1, 2003. If certain conditions occur, we may need to take a goodwill impairment charge at that time.

      Impairment of Long-Lived Assets. We review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, we have not incurred any impairment losses.

      Costs of ARA Oil Production. We contract with a third-party in Europe, DSM, to produce our ARA oil. Pricing is based on a cost-plus arrangement and is stated in U.S. dollars. Prices are set at an estimated production cost based on forecasted production volumes, and at a forecasted currency conversion rate, and are adjusted periodically for variances to actual cost.

Management Outlook

      We believe that the outlook for future revenue growth remains positive, although quarterly results may show fluctuations, and we expect fiscal 2003 sales to surpass prior year levels. Specifically, we believe that for fiscal 2003 as a whole, term infant formulas containing our oils will be introduced in additional countries and sales of our nutritional oils will continue to grow in countries where our oils are currently sold. To date, six of our infant formula licensees have obtained the regulatory approval, where required, to sell term infant formula products containing our oils in over 30 countries collectively and pre-term infant formula products containing our oils in over 60 countries collectively around the world. Supplemented term infant formulas manufactured by three of our licensees are currently being marketed in the United States and we expect these sales to increase in fiscal 2003.

      In the first quarter of 2003, over 90% of our revenues related to the sales of our oils for use in infant formula products. We anticipate increased sales of our oils in 2003 for other products such as products developed for pregnant and nursing mothers and for the food and beverage market. We expect that the majority of these sales will come through partnering relationships with larger companies in the nutritional and food and beverage markets. We anticipate that over the next few years these sales will expand and represent a larger potential market than infant formula.

      The demand for our nutritional oils exceeded our customer’s initial forecasts in the first quarter of 2003, resulting in customer orders in excess of our planned production. As a result, we have requested from our customers that they provide us with longer lead-times to fill their orders. We have been actively working to accelerate our production buildout plans to meet this increased demand. Our expanded facilities in Winchester are currently in the start-up phase and not yet producing at maximum capacity. We expect to be producing at maximum capacity within the next few months, which should allow us to meet all projected orders for our nutritional oils, based on current demand. DSM is also in the process of improving its production capability for ARA and estimates completion in the next few months. Once these improvements are complete, we should have the production capacity to generate nutritional oil sales of approximately $120 million to $160 million per year, based on current pricing. If the start-up phase of our production expansion does not proceed as planned, if DSM is not able to achieve the production improvements that they project, or if market demand increases faster than currently anticipated, our sales could be limited due to our inability to meet demand for our products. We are accelerating plans for further expansion of our production facilities to meet additional customer demand and are evaluating future expansion in one or more of the following ways:

•	further expanding our manufacturing facilities at our Winchester plant;

•	acquiring existing manufacturing facilities;

•	funding, or partially funding, expansion of third-party manufacturing facilities; or

•	constructing a second manufacturing plant.

      Our cost of ARA is experiencing upward pressure due to the decline of the U.S. Dollar against the Euro. Declining exchange rates may offset a portion, or all of the savings that we anticipate from production efficiencies. We are reviewing several options to reduce the cost of ARA, including production of ARA in the U.S.

      On March 12, 2003, an explosion occurred at a public wastewater treatment plant near our production facility in Winchester, KY, resulting in property damage. State and local fire officials conducted an investigation into possible causes of the incident, including whether n-hexane discharges from our Winchester facility were a factor. We fully cooperated with the investigation. We use n-hexane in the production process for our DHA oil. On March 17, 2003, the state fire marshal issued a finding that we had not met certain applicable requirements and directed us to prevent any introduction of n-hexane into the local sewer system. We were subsequently advised by the local utility to cease all wastewater discharges into one of our sewer outfalls. We have complied with both requests. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident on March 12, 2003 resulted from the introduction of n-hexane into the local sewer system. The state fire marshal report did not rule out other possible contributors to the incident. Production at our facility has not been negatively impacted by these events. We are in the process of evaluating the state fire marshal’s report. We also have had preliminary discussions with the insurer of the local utility regarding its assessment of the damages to the facility and the costs related to repairs. While the matter is still in the preliminary stages and we cannot be certain of its ultimate outcome, we believe that it will not have a material adverse impact on our financial condition or results of operations.

Acquisitions and Dispositions

      On April 25, 2002, we completed our purchase of OmegaTech for approximately $54.1 million. Approximately $49.3 million of the purchase price was related to the value of 1,765,728 shares of our common stock ($1.5 million of which related to OmegaTech transaction costs paid by us), approximately $2.1 million was for our acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The shares issued in the transaction were valued at $27.88 per share, which approximated the market value of Martek’s stock on the closing date. The merger agreement also provides for additional stock consideration of up to $40 million if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives by October 2004) and two relate to regulatory and labeling approvals in the U.S. and Europe. An authoritative statement was issued during 2002 relating to the milestone concerning labeling approvals in the U.S.; however, we have determined that as of January 31, 2003, the requirements of this milestone have not been met, because the statement did not establish a recommended dietary reference intake for DHA meeting the milestone standard. The total of our common stock that may be issued relating to this additional consideration is approximately 1.4 million shares based on the price of $27.88 per share, but may increase to a maximum of approximately 2.3 million shares depending on the average market price of our stock on the dates that the milestones are achieved. We may need to issue shares in the second quarter of fiscal 2003 in connection with the partial satisfaction of one of these milestones. The full satisfaction of this milestone would require us to issue shares of common stock with a value of $10.0 million based on the then-current market price, subject to the overall limitation referred to above. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their fair value. We have revised our preliminary purchase price allocation as permitted under SFAS 142 primarily to adjust the life and assigned value to the trademarks acquired in the purchase as we further redefined our marketing strategy related to DHA Gold®. Any additional stock consideration that may be issued upon the meeting of certain milestones as described above will also be accounted for as goodwill. The acquisition of OmegaTech, Inc. was completed on April 25, 2002 and as such will affect the comparability of the 2002 data to prior periods and the comparability of the three-month period ended January 31, 2003 to the three-month period ended January 31, 2002.

      As part of the purchase price allocation, we allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the merger.

      On November 1, 2001, we sold the assets consisting primarily of inventory and technology surrounding the former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, we received approximately $800,000 for the assets of the stable isotope business. We also retained an ongoing royalty from future reagent sales for five years up to a maximum of $500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-end protein labeling technology. As of October 31, 2002 the value of the investment in the new company was fully reserved. During 2002, we recognized approximately $106,000 in royalty revenue in connection with this arrangement.

Results of Operations

Three Months Ended January 31, 2003 and 2002

      Revenues. Nutritional product sales increased by $14.5 million or 252% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002 primarily due to increased sales of our oils to our infant formula licensees. Over 90% of our nutritional product sales in the quarter ended January 31, 2003 relate to the sale of our oils for use in infant formulas. Although we do not have visibility into what countries the infant formula containing our oils are ultimately sold into, we believe that over 60% of the increase in sales to infant formula licensees relates to U.S. sales. The first infant formulas containing our oils were introduced in the U.S. in the first quarter of 2002. Approximately $562,000 of the increase is from revenue related to the ongoing operations of OmegaTech.

      Approximately 65% of our nutritional product sales in the quarter ended January 31, 2003 was generated by sales of DHA and ARA to Mead Johnson and approximately 27% was generated by sales of DHA and ARA to Wyeth and Abbott. All three of these companies are currently manufacturing infant formulas supplemented with our oils for sale in the U.S., and Mead Johnson, Abbott and Wyeth are collectively marketing supplemented term infant formula in over 30 countries around the world. We anticipate sales of nutritional products will continue to grow as infant formulas containing our oils are introduced in additional countries and sales of our nutritional oils will continue to grow in countries where our oils are currently sold.

      Sales of fluorescent detection products increased $80,000 or 38% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002.

      Other revenue, which consists primarily of revenues from research and development contracts, grants and third-party license agreements increased $20,000 or 74% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002.

      As a result of the above, total revenues increased by $14.6 million or 244% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002.

      Cost of Product Sales and Royalties. Our cost of product sales decreased as a percentage of product sales to 60% in the quarter ended January 31, 2003 as compared to 70% in the quarter ended January 31, 2002 primarily due to lower costs from DSM, our third-party supplier of ARA. Seventy-eight percent of the decrease in our cost of ARA from DSM was a result of increased purchase volumes, while 22% of the decrease was as a result of the complete amortization of the start-up costs of DSM (previously included in the cost of ARA). We expect continued decreases in the future costs of ARA from DSM as our sales volume increases. However, volume savings could be offset by continued decreases in the exchange ratio between the Euro and the U.S. Dollar. We also anticipate reductions in DHA oil production costs as: (1) economies of scale are realized from increased output from the fermentation expansion which is currently in the start-up phase of production at our Winchester production plant, and (2) yield improvements from our research and development efforts are realized.

      Research and Development. Our research and development costs decreased $209,000 or 7% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002. Our research and development expenses in the first quarter of 2003 have decreased as many of the large-scale development projects occurring in 2002 at Martek’s Winchester plant have been completed. This decrease was partially offset by the ongoing costs of Martek Boulder (formerly OmegaTech) which was acquired in April 2002, and added an additional $540,000 in research and development costs in the quarter ended January 31, 2003 that we had not incurred in the quarter ended January 31, 2002.

      Restructuring. Due to changes in previous estimates, we reversed approximately $250,000 of expense related to the restructuring of our food and beverage sales efforts. We reduced the liability for employee separation benefits related to severance costs by approximately $264,000 and increased the restructuring reserve for net increases in other charges by approximately $14,000. The other costs adjusted include consultant termination fees, costs related to idle space and professional fees. As of January 31, 2003, the remaining liability related to the restructuring totals approximately $528,000 and is included in accrued liabilities.

      Selling, General and Administrative. Our selling, general and administrative costs increased by $1.7 million or 85% for the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002. $1.1 million of this increase relates to operating costs associated with the ongoing operations at Martek Boulder that were not present in the quarter ended January 31, 2002. The remainder of the increase primarily relates to increases in insurance and other overhead costs related to our overall corporate growth. We anticipate modest increases in these costs for the remainder of fiscal 2003.

      Other Income. Our other income decreased by approximately $122,000 or 47% in the quarter ended January 31, 2003 as compared to the quarter ended January 31, 2002. The primary reason for this decrease was that interest income decreased by approximately $112,000 as short-term interest rates have continued to fall over the past year.

      Net Income (loss). As a result of the foregoing, we recognized approximately $2.1 million of net income in the quarter ended January 31, 2003 as compared to a net loss of ($2.9) million in the quarter ended January 31, 2002. Approximately $250,000 of the net income in the first quarter of 2003 was related to the reversal of a portion of our restructuring reserve.

      Provision for Income Taxes. We did not record a provision for income taxes as we have net operating loss carryforwards for federal income tax purposes of $168.6 million at October 31, 2002, which will expire, if unused, in the year 2003 through the year 2022.

Fiscal Years Ended October 31, 2002, 2001 and 2000

      Revenues. Nutritional product sales and royalties increased by $28.3 million or 169% in 2002 as compared to 2001 primarily due to increased sales of our oils to our infant formula licensees. A portion of the increase can be attributed to the introduction of infant formulas containing our oils in the U.S. in 2002. Although we do not have visibility into which countries infant formula containing our oils is ultimately sold, we believe that approximately $12 million to $14 million in sales to our infant formula licensees in fiscal year 2002 were for the U.S. market compared to less than $2 million in sales in fiscal year 2001 to our infant formula licensees, an increase of over $10 million. In addition, approximately $1.6 million of the increase in revenue in fiscal year 2002 over 2001 is from revenue related to the ongoing operations of OmegaTech. Over fifty percent of our 2002 revenue was generated by sales of DHA and ARA to Mead Johnson and 30% was generated by sales of DHA and ARA to Wyeth and Abbott. Nutritional product sales and royalties increased $9.9 million, or 144% in 2001 as compared to 2000. The increase in 2001 as compared to 2000 was primarily due to increased sales of oil to infant formula licensees as our licensees launched premium term infant formulas with our oils in twelve additional countries in 2001, including the United Kingdom and Spain. Royalties decreased as a percentage of total product sales and royalties to 1% in 2002 from 7% in 2001 and from 11% in 2000 as we converted most of our customers’ payment structures from a royalty-based pricing structure to an all-inclusive pricing structure. Under royalty-based pricing, we sell products to our licensees at an initial transfer price and there is an approximate three- to six-month delay after this sale until royalties are received and recognized as revenue. Under all-inclusive pricing, we incorporate a slightly discounted royalty up-front into our sales price. The overall economics of an all-inclusive price closely match those of our royalty-bearing arrangements; however, the all-inclusive price eliminates major fluctuations in the timing of revenue recognition and cash flows that result from the delayed impact of royalties.

      Sales of other products decreased $985,000 or 56% in 2002 as compared to 2001 primarily due to the sale of the stable isotope product line in November 2001 to Spectra Gases, Inc. Revenue of $789,000 in 2002 primarily relates to sales of our fluorescent detection products, which increased $508,000 or 182% as compared to 2001 due to increased sales under a distribution agreement with PerkinElmer Life Sciences, Inc. (“PerkinElmer”). Our sales of other products decreased $80,000, or 4% in 2001 as compared to 2000. For 2001, decreased sales of stable isotopes were offset by improved sales of fluorescent detection products, which increased primarily due to the distribution agreement with PerkinElmer that was entered into during the first quarter of fiscal year 2001.

      Other revenue, which consists primarily of revenues from research and development contracts and grants and third-party license agreements decreased $97,000 or 39% in 2002 as several development grants were completed in 2001. Other revenue decreased $702,000 or 74% in 2001 as compared to 2000 as a third-party development project that occurred during 2000 at our Winchester plant did not repeat in 2001.

      As a result of the above, total revenues increased by $27.2 million or 145% in 2002 as compared to 2001 and increased $9.1 million or 95% in 2001 as compared to 2000.

      Cost of Product Sales and Royalties. Our cost of product sales and royalties improved during 2002 primarily due to lower costs from DSM, our third-party supplier of ARA. Our gross profit margins are most significantly impacted by the cost of ARA oil (as compared to DHA oil), which represents approximately two-thirds of all sales to our infant formula licensees. Specifically, our cost of product sales and royalties decreased to 65% of revenues from product sales and royalties for 2002, down from 68% in 2001. ARA costs decreased in 2002 as a result of several factors relating to our supply agreement with DSM. Approximately two-thirds of the decrease is the result of lower production costs at DSM due to economies of scale achieved from increased volumes in 2002. One-third of the cost decrease can be attributed to the complete amortization of the start-up costs of DSM (previously included in the cost of ARA). The improvement in margin in 2001 is primarily a result of the change in pricing to most of our infant formula licensees from a royalty-based price to an all-inclusive pricing structure. The all-inclusive price eliminates major fluctuations in the timing of the realization of costs of sales with the recognition of royalty revenue and the related cash flows. Under royalty pricing, a delay of up to six months had occurred between the date that the oils were shipped to our customers and the date that a royalty was earned upon the sale of the infant formula including our oils.

      Research and Development. Our research and development costs decreased $1.1 million or 8% in 2002 as compared to 2001. Approximately $539,000 of this decrease relates to the sale of the stable isotope product line in November 2001 to Spectra-Gases with the remaining decrease primarily due to large-scale development activity at our Winchester plant being placed into production in 2002. These decreases were partially offset by $1.2 million of research and development costs incurred in 2002 related to approximately six months of operations of Martek Boulder. Research and development costs increased $188,000 or 2% in 2001 as compared to 2000.

      Approximately 40% of the $11.6 million in research and development expenditures incurred in 2002 related to large-scale development activity at our Winchester plant. Although we implemented many of these projects into our production process in 2002, we expect to incur at least an additional $2 million to $4 million of such costs in 2003. The remainder of our research and development expenditures in 2002 related primarily to the following:

•	Approximately $5.0 million on pilot scale research on our nutritional oils at our facilities in Winchester, KY, Columbia, MD and Boulder, CO. This work, which is primarily aimed at gaining an increased understanding of the biology, genetics and behavior of our oils, should continue and may increase in 2003, along with the related costs.

•	Approximately $1.3 million on developing new presentations for our oils. This includes emulsions, powders and various types of dried presentations that will improve the integration of our products into different types of supplements, foods and beverages. These costs will likely increase in 2003 as demand for new potential applications for DHA increases in the marketplace.

•	Approximately $1.2 million to manage and fund ongoing clinical trials on our nutritional oils. We anticipate these costs to increase slightly in 2003 as some of our trials near completion.

      Acquired In-Process Research and Development. Approximately one-third of the OmegaTech purchase price was allocated to research projects in which the technical feasibility had not yet been established, resulting in a one-time charge to acquired in-process research and development of $15.8 million under applicable accounting rules in the quarter ended April 30, 2002. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the merger. Of the $15.8 million total, $12.8 million was assigned to a project to develop a lower cost, oil extraction process and $3.0 million was assigned to a project to develop a lower cost delivery mechanism for DHA oil for the food and beverage market.

      The goal of the lower cost oil extraction project is to develop a cheaper, less capital-intensive process for the manufacture of the DHA oil used by Martek in its food and beverage products. As of the acquisition date, prototypes had been tested but the scale-up to a manufacturing process was still uncertain. Total spending on this project as of the date of acquisition was approximately $1.6 million, and future spending was estimated to reach approximately $600,000 before commercialization in 2004. The project was valued assuming that cash flows commence in 2004 based on projections of additional sales that could be obtained with a lower cost product. Cash flows were discounted at a risk-adjusted rate of 48%. As of the date of acquisition, there were significant risks in both the time and costs necessary to bring this project to a technically feasible product. If this project is not completed, the potential cost savings will not be realized and additional sales opportunities for a cheaper source of DHA oil may not come to fruition.

      The goal of the lower cost delivery mechanism project for DHA oil is to develop a cheaper, naturally encapsulated, dry source of DHA for use in food fortification applications. As of the date of acquisition, prototypes had been tested but many commercial requirements had not been adequately demonstrated. Total spending on this project as of the date of acquisition was approximately $842,000 and future spending was anticipated to be approximately $2.4 million prior to commercialization in late 2003. The project was valued assuming cash flows commence in 2003 based on projections of additional sales that could be obtained in the food and beverage market. Cash flows were discounted at a risk-adjusted rate of 48%. As of the date of acquisition, there were significant risks in both the time and costs necessary to bring this project to a technically feasible product. If this project is not completed then additional sales opportunities in the food and beverage market may not be realized.

      Restructuring. On July 29, 2002, we announced a restructuring of our food and beverage sales and marketing efforts. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in the third quarter of fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical, and other benefits. Other costs of the restructuring totaling approximately $500,000 include consultant terminations costs, idle office space and professional fees. As of October 31, 2002, approximately $242,000 has been paid in employee separation benefits and approximately $187,000 has been paid in other costs, resulting in an accrued liability related to the restructuring of approximately $837,000. The liability at October 31, 2002 relates primarily to certain contractual liabilities as of the restructuring date.

      Selling, General and Administrative. Our selling, general and administrative costs increased by $4.4 million or 55% in 2002 as compared to 2001. $2.9 million of the increase relates to operating costs associated with approximately six months of operations at Martek Boulder. The remainder of the increase primarily relates to increases in employees and other overhead costs related to our overall corporate growth. Management expects these costs to increase in 2003 as a result of the financial statements reflecting a full year of expenses from Martek Boulder, albeit at a lower level due to the restructuring of the food and beverage sales efforts that occurred in the third quarter of 2002, as discussed above. Our selling, general and administrative costs increased by $1.0 million, or 15%, in 2001 as compared to 2000. These increases are primarily the result of increased general corporate insurance and legal expenses.

      Other Operating Expenses. We incurred other operating expenses of $406,000 in 2002 and $565,000 in 2001 associated with evaluating and obtaining additional capacity for the production of our DHA and ARA oils, including costs associated with testing and validating the fermentation technology at FermPro. We expect to continue to incur these types of expenses in 2003.

      Other Income, Net. Our other income, net decreased by $309,000 in 2002 as compared to 2001. Interest income decreased $516,000 as short-term interest rates have continued to decrease in 2002. Other income increased $207,000 related to rent paid by the former stable isotope group that was sold in November, 2001 but continues to occupy space in our facilities. Other income, net increased $120,000 in 2001 as compared to

2000, primarily due to higher cash balances on which interest income was earned and a decrease in interest expense on outstanding debt, which was extinguished during the second quarter of fiscal 2001.

      Net Loss. As a result of the foregoing, our net loss increased to $24.2 million in 2002 from $13.7 million in 2001. $20.3 million of the net loss in 2002 was related to Martek Boulder, including the charges for in-process research and development and restructuring. Our net loss decreased approximately $2.0 million in 2001 from a net loss of approximately $15.7 million in 2000.

      Deferred Income Taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We recognized a valuation allowance to the full extent of our deferred tax assets since the likelihood of realization of the benefit cannot be determined. At October 31, 2002, we had net operating loss carryforwards for federal income tax purposes of approximately $168.6 million, which will expire, if unused, in the year 2003 through the year 2022. A tax benefit of approximately $22.1 million of net operating losses related to stock options will be credited to equity when the benefit is realized through utilization of the net operating loss carryforwards.

Recently Issued Accounting Pronouncements

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. We follow APB 25 in accounting for our employee stock options. We do not expect the adoption of SFAS 148 to have a material impact on our operating results or financial position.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We believe that the adoption of this standard will not have a material impact on our financial statements.

Collaborative Licensing Agreements

      We have entered into licensing agreements with nine infant formula manufacturers, including Mead Johnson & Company, Abbott Laboratories, Wyeth, Nutricia, Maabarot, Novartis, Heinz, Ordesa and a ninth company that we have contractually agreed not to disclose. Collectively, these nine licensees comprise approximately 85% of the U.S. and approximately 60% of the worldwide infant formula markets. Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis and Maarbarot are now marketing term infant formula products containing our oils in over 30 countries collectively and pre-term infant formula products containing our oils in over 60 countries collectively around the world. The three licensees that are not currently marketing term infant formula products containing our oils (Heinz, Ordesa and a ninth company that we have contractually agreed not to disclose that has less than 1% worldwide market share) represent approximately 3% of the estimated worldwide wholesale market for infant formula. Under all of these agreements, we received up-front license fees and will receive either a) a flat rate price per kilogram upon the sale of our oils to our licensees, or b) a transfer price on sales of our oils to our licensees plus ongoing royalties based on our licensees’ sales of infant formula products containing our oils. The most significant agreements have remaining terms ranging from approximately 16 to 22 years, contain no future funding commitments on our part or that of our licensees, and may be terminated by our licensees upon proper notification. We recognized total product sales and royalties relating to our license agreements of approximately $40.8 million in 2002, $16.0 million in 2001 and $5.0 million in 2000.

Liquidity and Capital Resources

      We have financed our operations primarily from the following sources:

•	proceeds from the sale of equity securities;

•	product sales and receipt of license fees;

•	cash received from the exercise of stock options and warrants;

•	debt financing; and

•	revenues received under research and development contracts and grants.

      Since our inception, we have raised approximately $184 million from public and private sales of our equity securities, as well as option and warrant exercises. Through January 31, 2003, we have incurred an accumulated deficit of $125.5 million.

      At January 31, 2003, our primary source of liquidity was our cash and cash equivalents totaling $21.1 million. Cash and cash equivalents increased approximately $661,000 since October 31, 2002. This net increase was primarily attributable to cash from operating activities, which provided approximately $2.7 million, cash from the exercise of options and warrants, which provided approximately $2.6 million, and cash from the sale of short-term investments of $2.0 million, offset by capital expenditures of $6.4 million. Capital expenditures consisted primarily of expenditures for the further expansion of and improvements made to our production facility in Winchester.

      The table below sets forth our contractual obligations at January 31, 2003.

		Less than			After 5
Contractual Obligation	Total	1 Year	1-3 Years	4-5 Years	Years

(In thousands)
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	66	66	—	—	—
Operating lease obligations	1,810	692	1,116	2	—
Unconditional purchase obligation	4,800	2,400	2,400	—	—
Other long-term obligation	3,250	3,250	—	—	—

Total contractual cash obligations	$9,926	$6,408	$3,516	$2	$—

      The expansion and continuing development and optimization of our production facility in Winchester continue to be the largest factors relating to our liquidity and capital resources. Since October 31, 2002, we have spent approximately $5.9 million on facilities and capital equipment relating to the expansion of our fermentation facility, offices, warehouse and packaging facilities. We are accelerating plans for further expansion of our facilities to meet anticipated future demand for our nutritional oils in 2004 and beyond and are considering expanding in one or more of the following ways:

•	further expanding our manufacturing facilities at our Winchester plant;

•	acquiring existing manufacturing facilities;

•	funding, or partially funding, expansion of third-party manufacturing facilities; or

•	constructing a second manufacturing plant.

      Based on preliminary estimates, we expect to spend between $40 million to $50 million over the next 24 months for additional expansion and other capital projects including those to improve our production yields.

      Subsequent to the end of the first quarter, on February 25, 2003, we established a one-year, $10 million secured working capital line of credit facility with Allfirst Bank. We believe that our existing capital resources, combined with our line of credit and the net proceeds from this offering, will provide us with adequate capital to meet our current obligations as well as our anticipated operational and capital expansion requirements for at least the next 24 months. The ultimate amount of additional funding that we will require will depend, among other things, on one or more of the following factors:

•	the cost of capital expenditures at our manufacturing facilities;

•	the cost of acquiring additional and/or operating existing manufacturing facilities for our various products and potential products (depending on which products we decide to manufacture and continue to manufacture ourselves);

•	growth in our infant formula, food and beverage and other nutritional product sales;

•	the extent and progress of our research and development programs;

•	the costs involved in filing, protecting and enforcing patent claims;

•	competing technological and market developments; and

•	the costs of marketing and commercializing our products.

We can offer no assurance that, if needed, any of these financing alternatives will be available to us on terms that would be acceptable, if at all.

BUSINESS

Overview

      Martek develops and sells products from microalgae. Microalgae are microplants. We have pioneered the commercial development of microalgae into a portfolio of high value products and product candidates consisting of the following:

Nutritional Products

      Over the past nine years, we have developed production methods and intellectual property for two important fatty acids. These fatty acids are docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. We market blends of oils containing these fatty acids as DHASCO® and ARASCO®. We derive DHA from microalgae and ARA from fungi, using proprietary processes. Cell membranes throughout the body, especially in the brain, central nervous system, retina and heart, contain these fatty acids. DHA and ARA may help develop the eyes and central nervous systems of newborns and promote adult mental and cardiovascular health. An adult may obtain DHA via foods such as fish or organ meats and ARA via foods such as red meats, fish and eggs. A pregnant mother passes DHA and ARA through the placenta to a fetus and a lactating mother passes DHA and ARA to an infant through breast milk. While there are currently no universally recognized guidelines for daily consumption of DHA, a workshop sponsored by various groups, including the National Institutes of Health, recommended that adults consume at least 220 mgs. of DHA daily. The World Health Organization has issued similar guidelines for infant nutrition. The U.S. Department of Agriculture and other organizations in Europe and Asia have compiled data showing dietary intake in Western-developed societies is less than one-half of this level. We believe that this possible dietary deficiency will result in an increase in demand for DHA-supplemented products. The importance of ARA in the adult diet is not yet known.

      Investigators at the National Institutes of Health and other research centers have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems and cancer, as well as neurological and visual disorders. We have recently begun sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health, breast cancer and pregnancy and nursing health. Additionally, we, as well as others, are conducting research regarding the impact of DHA supplementation on certain visual and neurological disorders. Additional research is needed to assess the impact, if any, that DHA supplementation will have on these health risks. We are targeting both the infant formula market and the adult nutritional market for our nutritional oils.

      On May 17, 2001, we received notice from the FDA that after completing its review of our generally recognized as safe notification, the agency had no further questions regarding our conclusion that our DHASCO® and ARASCO® oil blend is generally recognized as safe when used in specified ratios in infant formulas. In 2002, supplemented term infant formulas manufactured by three of our licensees began being marketed in the United States: Mead Johnson Nutritionals, under the Enfamil®LIPIL® brand of products including term, preterm, lactose-free and soy based products; the Ross Products Division of Abbott Laboratories under its Similac®, Isomil® and NeoSure® brands of products including term, preterm, lactose-free and soy based products; and Wyeth Nutritionals under the private label brand for Wal-Mart, Parent’s ChoiceTM.

      We currently have license agreements with nine infant formula manufacturers, including Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis, Maarbarot, Heinz, Ordesa and a company whom we have contractually agreed not to disclose. Collectively, these companies represent approximately 60% of the estimated $7.5 billion to $8.0 billion worldwide wholesale market for infant formula. Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis and Maarbarot are now marketing term infant formula products containing our oils in over 30 countries collectively and pre-term infant formula products containing our oils in over 60 countries collectively around the world. The three licensees that are not currently marketing term infant formula products containing our oils (Heinz, Ordesa and a company which we have contractually agreed not to disclose that has less than 1% of the worldwide market share) represent approximately 3% of the the estimated worldwide wholesale market for infant formula. Supplemented term infant formulas manufactured by Mead Johnson Nutritionals, Abbott Laboratories and Wyeth are currently being marketed in the United States. Adult supplements containing our DHA are being marketed in the United States and to a lesser degree in certain European markets.

      In April 2002, we purchased OmegaTech, a low-cost algal DHA producer located in Boulder, Colorado. OmegaTech had been in the fermentable DHA business since 1987, and had accumulated over 100 issued and pending patents protecting its DHA technology. Its products consist of sales of DHA into the dietary supplement, food, beverage, and animal feed markets under the DHA Gold® brand. We currently sell nutritional supplements under the Neuromins® and DHA Gold® brand names. We anticipate increased sales of our oils in 2003 into markets for pregnant and nursing mothers and food and beverages.

Other Products

      We have also developed new fluorescent detection products from microalgae that connect fluorescent algal proteins to antibodies. The connected antibodies (with their algal fluors) then attach to compounds of interest to tag or mark that compound. Compound detection is then made or not made, depending on whether the fluor is seen or not seen, since the compound itself cannot be seen. These products have potential applications in automated biological screening to find new compounds or reduce drug discovery time. Our products bring greater speed, sensitivity and simplicity to existing tests and applications.

      Our genomics group has developed key intellectual property that some day may allow us to transfer the DHA-producing genetic material of microalgae into agricultural products such as corn or soybean plants for the purpose of developing healthier seed oils and an inexpensive source of DHA oil.

Products and Product Candidates

Nutritional Oils

Infant Formula Applications

      Certain microalgae and fungi produce large quantities of oils and fats containing long-chain, polyunsaturated fatty acids, known as PUFA’s, that are important to human nutrition and health. We have identified a strain of microalgae which produces an oil rich in DHA and have developed the means to grow it by fermentation, with a relatively high oil and DHA content. In addition, we have isolated and cultured a strain of fungus that produces large amounts of ARA.

      DHA is the predominant structural fatty acid in the grey matter of the brain and retinal tissues and is a key component of heart tissue in humans and other mammals. Children and adults obtain DHA primarily from their diets, particularly from fish and organ meats, because humans synthesize only small amounts of DHA from dietary precursors. ARA is an omega-6 fatty acid and is the principal omega-6 fatty acid found in the brain. ARA is also important in the brain development of infants and is a precursor to a group of hormone-like substances important in several vital functions of the body. ARA is found in common foods such as meat, eggs and milk. Brain development in humans takes place primarily in the last trimester in utero and in the first 12 months of postnatal life. For a fetus, DHA and ARA are provided through its mother’s bloodstream via the placenta. For a nursing infant, they are provided via breast milk. DHA is generally the most abundant omega-3 long-chain polyunsaturated fatty acids in human milk. Our DHA and ARA oils are blended in a ratio equivalent to the ratio found in breast milk. DHA and ARA dietary supplementation may be particularly important for premature and low birth weight infants who may not get their full in-utero allotment. Although these fatty acids are naturally present in breast milk, they are not added to most infant formulas today. When added to infant formula, our blended oils containing DHA and ARA provide a close match to the molecular form of these fatty acids in human milk.

      Our DHA oils are more desirable for infant formula applications than fish oil because they are derived from a vegetarian source, free of undesirable fatty acids such as eicosapentaenoic acid (“EPA”), which is found in fish oil, and contaminants such as methylmercury, polychlorinated biphenyls (“PCBs”) and dioxins, which are also found in fish oil. Our DHA and ARA oils are in an easily digestible triglyceride form similar to that found in breast milk, but different from that in fish oil or egg yolk lipids. They also have higher oxidative stability and longer shelf life than fish oil.

      Independent studies have indicated that the mental development and visual acuity of infants are positively affected by breast feeding and that breast-fed infants have higher levels of DHA in their brain tissue and enhanced mental acuity later in life when compared to those fed infant formula not containing DHA. This evidence is from retrospective studies comparing intelligence in breast-fed versus formula-fed infants and from intervention studies in infants using DHA and ARA supplemented infant formula. Other studies reported no beneficial effects with DHA and ARA supplemented infant formulas. In general, these studies tested levels of DHA and ARA lower than those levels recommended by authoritative bodies.

      Although not all experts agree on the importance of DHA and ARA oils in the infant diet, the following are examples of some of the studies that have found benefits from DHA and ARA supplementation in the infant diet:

•	In November 2001, results were presented from a multi-center European study which showed sustained advantages for infants fed formula supplemented with DHA and ARA. At 6 years of age, children who had received a DHA and ARA supplemented formula for the first 4 months of life had significantly lower diastolic blood pressure, were significantly faster at making correct choices, and showed more efficient information processing than un-supplemented children.

•	A study, which was partially funded by Martek and reported by investigators at Baylor College of Medicine in November 2000, and published in the April 2001 issue of Pediatric Research, supported the importance of DHA supplementation during breast-feeding by showing that breast-fed, 30 month-old children whose mothers took a DHA supplement for four months after delivery scored a mean of eight points higher on a standard test of psychomotor development than infants whose mothers received a placebo.

•	Research published from a National Institutes of Health (“NIH”) sponsored study in the March 2000 issue of Developmental Medicine and Child Neurology showed a significant improvement in mental development in term infants given a commercially available infant formula supplemented with our DHA and ARA compared to infants fed the same non-supplemented formula. In the double-blind study, infants fed the diet supplemented with our oils showed, at 18 months of age, a mean increase of 7 points on the Mental Development Index (“MDI”) of the Bayley Scales of Infant Development II. Researchers reported that “these data support a long-term cognitive advantage of infant dietary DHA supply during the first 4 months of life. The significant correlations...support the hypothesis that early dietary supply of DHA was a significant determinant of improved performance on the MDI.” Although there are different sources of DHA and ARA, these findings reaffirmed the beneficial effects of adding Martek’s pure source of pre-formed DHA and ARA to infant formulas at the levels evaluated by the researchers.

•	In 1999 Martek partially funded a meta-analysis of over 20 published reports which concluded that infants deprived of the nutrients in breast milk are likely to have a lower IQ, lower educational achievement, and poorer social adjustment than breast-fed infants. The nutritional benefits of breast-feeding were associated with at least a 3.2 point difference in cognitive development compared to formula feeding, and the longer the baby was breast fed, the greater the increase in cognitive developmental benefit. This study was published in the October 1999 issue of American Journal of Clinical Nutrition.

•	A NIH sponsored study published in the August 1998 edition of Pediatric Research concluded that early dietary intake of preformed DHA and ARA appears necessary for optimal development of the brain and eye. The study reported that healthy, full-term infants fed formula supplemented with our oils had visual development results consistent with breast-fed infants, but those fed a standard formula without DHA and ARA had a deficiency of about “one line on an eye chart.” The study also indicated that infant formula without preformed DHA and ARA may put infants at risk for DHA deficiency, and suggested that the availability of dietary DHA during the critical developmental period may lead to persistent changes in the underlying neural structure and/or function of infants.

•	The January 1998 issue of Pediatrics, in an article entitled “Breastfeeding and Later Cognitive and Academic Outcomes” by Horwood and Fergusson (New Zealand), reported that, in an 18-year longitudinal study of over 1,000 children, those who were breast-fed as infants had both better intelligence and greater academic achievement than those who were infant-formula fed children. The authors cited the importance of DHA in the neurological development of children and recommended the need to “develop improved infant formulas with properties more similar to those of human breast milk that may lead to improved developmental outcomes in children.” The study indicated that breast-fed babies have a 38% greater likelihood of completing their high school matriculation than formula-fed babies even after allowances were made for confounding social, familial and perinatal factors. Although the study did not conclude that DHA provided to the breast-fed infants from their mother’s milk was the sole cause of the improved achievement scores, the authors pointed out recent controlled intervention studies demonstrating similar outcomes in infants with DHA-supplemented formulas and concluded that:

. . . the weight of evidence clearly favors the view that exposure to breast-feeding is associated with small but detectable increases in childhood cognitive ability and educational achievement, with it being likely that these increases reflect the effects of long chain polyunsaturated fatty acid levels and, particularly, DHA levels on early neurodevelopment.

•	Data presented in July 1995 at the Second International Congress of the International Society for the Study of Fatty Acids and Lipids and published in 1996 in volume 76 of the British Journal of Nutrition, showed that low birth weight infants fed formula supplemented with Martek’s nutritional oils have blood lipid levels of DHA and ARA comparable to those of breast-fed, low birth weight infants.

•	In the November 12, 1994 edition of The Lancet, a scientific journal published in the United Kingdom, scientists concluded that “some components of breast-milk may have a beneficial effect on brain development . . . arachidonic acid [ARA] and docosahexaenoic acid [DHA] should be considered as essential nutrients for infants because they are present in structural lipids in brain and nervous tissue.”

      In addition, DHA and ARA have been recognized as important in the infant diet and recommended for inclusion in infant formula by an expert panel of the United Nations Food and Agricultural Organization and The World Health Organization (FAO/WHO), a NIH and International Society for the Study of Fats and Lipids sponsored workshop, a panel sponsored by the Child Health Foundation, and the British Nutrition Foundation (BNF).

      Collectively, six of our licensees are now marketing term infant formula products containing our oils in over 30 countries and pre-term infant formula products containing our oils in over 60 countries around the world. Supplemented term infant formulas manufactured by three of our licensees are currently being marketed in the United States. Our sales and royalties on nutritional oils for infant formula were approximately $40.8 million in 2002, $16 million in 2001 and $5 million in 2000.

Applications for Pregnant and Lactating Women

      In addition to recommending the inclusion of DHA and ARA in infant formula, the BNF and FAO/ WHO committees have recognized the importance of DHA and ARA in pregnancy and lactation.

      A study published in the January 2003 edition of Pediatrics found that mothers who supplemented their diet with fatty acids rich in DHA during pregnancy and lactation gave birth to children who scored higher on standardized intelligence and achievement tests at four years of age than those whose mothers supplemented with fatty acids that do not contain DHA. Study data demonstrated that children born to mothers who had taken cod liver oil, which is rich in DHA and other omega-3 fatty acids, during pregnancy and lactation scored significantly higher (approximately 4.1 points) on the Mental Processing Composite of the K-ABC test as compared to children whose mothers had received corn oil.

      To address these markets, we produce Neuromins PL, which is a DHA dietary supplement specifically designed for pregnant and lactating women. We are in discussions with companies in the nutritional market to sell additional products containing our DHA oil for pregnant and lactating women.

Cardiovascular Health and Other Human Applications

      Investigators at universities around the world and at other research centers, such as the National Institutes of Health, have observed a relationship between low levels of DHA and a variety of health risks, including increased cardiovascular problems, cancer and various neurological and visual disorders. We are currently trying to establish what contribution, if any, supplementation with our oils will make in addressing these problems. We are sponsoring studies to further investigate the potential benefit of DHA supplementation on cardiovascular health and breast cancer, and we, as well as others, are conducting research regarding the impact of DHA supplementation on certain visual and neurological disorders.

      The findings of two recently published studies discussed below highlighted the benefits of DHA on cardiovascular health while cautioning on the intake of DHA from fish sources.

      In November 2002, the American Heart Association (AHA) issued a Scientific Statement entitled “Fish Consumption, Fish Oil, Omega-3 Fatty Acids, and Cardiovascular Disease,” published in the November 19, 2002 edition of Circulation: Journal of the American Heart Association. The Scientific Statement outlines the findings of a comprehensive report that examined the cardiovascular health benefit of omega-3 fatty acids from fish sources, specifically DHA and eicosapentaenoic acid (EPA). The report concluded that consumption of such omega-3 fatty acids, either through diet or supplements, reduces the incidence of cardiovascular disease. The statement refers to studies that have indicated the following to be associated with the intake of omega-3 fatty acids:

•	decreased risk of sudden death and arrhythmia;

•	decreased thrombosis (blood clot);

•	decreased triglyceride levels;

•	decreased growth of atherosclerotic plaque;

•	improved arterial health; and

•	lower blood pressure.

      The Scientific Statement concludes that omega-3 fatty acids have been shown in epidemiological and clinical trials to reduce the incidence of heart disease and recommends that healthy individuals eat a variety of fish (preferably oily) at least twice a week. The statement cautioned, however, that fish intake “must be balanced with concerns about environmental pollutants” because some species of fish may contain significant levels of methylmercury, PCBs, dioxins and other contaminants. Both the FDA and the Environmental Protection Agency have advised that children, pregnant women, women who may become pregnant and nursing mothers limit their intake of certain fish. In consideration of the health risks posed by such contaminants, the authors of the statement conclude by stating, “The availability of high-quality omega-3 fatty acid supplements, free of contaminants, is an important prerequisite to their extensive use.” Our DHA oil is derived from a vegetarian source and is free of contaminants found in fish oil.

      Also, the November 28, 2002 edition of the New England Journal of Medicine published the results of a study directed by a team of researchers at The Johns Hopkins University. This study weighed the cardiovascular benefit of DHA derived from fish consumption, as compared to the cardiovascular health risk posed by the mercury content in certain fish. Researchers found that, while high DHA levels were directly correlated with a lower risk for cardiovascular disease, high mercury levels were directly correlated with a higher risk of heart attack. Based on these findings, researchers concluded that, “High mercury content may diminish the cardioprotective effect of fish intake.”

      On November 18, 2002, the findings of a study were presented at the Scientific Sessions of the American Heart Association, and published in the supplement to Circulation, abstracts from Scientific Sessions 2002 in

November 2002, relating to the effects of our DHA oil on endothelial function in children with elevated blood lipid levels (hyperlipidemia). Hyperlipidemia in children is a risk factor for early coronary heart disease. Clinical data demonstrated that when patients supplemented a specialized diet with DHA, they showed improved endothelial function as compared to the specialized diet alone. Researchers found that, when patients received DHA, they experienced significant improvements in their arterial flow, indicating that their arteries had become more flexible. We provided supplements for this study at no cost and performed the fatty acid analysis.

      The findings of an animal study on the effects of DHA on human colon cancer cell growth were recently released by the University of Nevada, Reno and published in the December 10, 2002 edition of Cancer Letters. The study concluded that our DHA oil significantly inhibited the growth of human colon cancer cells in mice. The study found that while both our DHA oil and fish oil, which contains both DHA and EPA, inhibited colon cancer cell growth, our DHA had a greater effect. At the study’s completion, the mice receiving a diet supplemented with our plant-derived DHA had tumors that were smaller than those of mice receiving diets supplemented with omega-3 from fish oil as well as those fed both a high and low fat corn oil diet. We provided the DHA oil for the study at no cost.

      The potential role of our DHA in cancer treatment has been the subject of previous preclinical investigations. Researchers from the American Health Foundation (since renamed The Institute for Cancer Prevention) announced clinical data demonstrating that our DHA suppressed human breast cancer metastasis in mice at the 21st Annual Breast Cancer Symposium in December 1998 and published the study in 1998 in volume 50 of Breast Cancer Research and Treatment. We provided the DHA oil for the study at no cost.

      We have entered into agreements with Natrol, Inc., Leiner Health Products, General Nutrition Company (GNC) and Kroger for the distribution of our DHA supplements to mass market retail outlets. Nutraceuticals Corporation, Solgar Vitamin and Herb Company, Source Naturals®, and Nature’s Way, Inc. privately label and distribute Neuromins DHA supplements to natural foods markets.

      In 1999, we began selling bulk DHA oil and powder for additional applications, including inclusion in children’s chewables and nutritional drinks. We are continuing to explore additional applications for DHA, including use in pharmaceuticals and functional foods. In April 2002, we purchased OmegaTech, a low-cost algal DHA producer located in Boulder, Colorado. Its products consisted of sales of DHA into the dietary supplement, food and beverage and animal feed markets. We are in discussions with several companies in the nutritional and food and beverage markets to sell products containing our DHA oil for pregnancy and lactation and cardiovascular applications. We are also, along with our customers, developing other DHA delivery methods to address these potential new markets, including powders, an emulsion, use as a food ingredient and use as a pharmaceutical.

      Our sales of nutritional oils for adult supplements and food additives totaled approximately $1.6 million in 2002, $1.0 million in 2001 and $2.0 million in 2000.

Animal Feed Applications

      We also sell products used in the animal feed market. These products consist of a DHA-rich algal product that we sell to egg producers and aquaculture companies. Egg producers fortify their chicken feed with our product for the purpose of increasing the DHA levels in eggs that may then be passed on to humans through consumption. Aquaculture companies use our algal product to improve the survivability of fish larvae. Our sales of products for animal feed applications totaled $1.6 million in 2002.

Advanced Detection Systems

      We have identified, isolated and now sell powerful fluorescent dyes from various microalgae for use in life science applications for detection of certain biological processes. Our fluorescence technology is a sensitive and direct method for detection of a specific binding event. That event could be a receptor mediated binding, cell based binding, antibody driven binding or essentially any event where one entity recognizes another. Because of environmental concerns with the use of radioactivity as a sensitive method of detection, higher sensitivity detection technologies are in demand. The main advantages of fluorescence as a method of detection is that it is direct, fast, and relatively simple in that it does not require enzymatic steps for signal amplification or prolonged development times for signal measurement.

      Our fluorescent detection products include the following:

Phycobiliproteins — Classical direct fluorescent detection dyes, which we have produced for several years and fill an existing market in protein detection and flow cytometry. In 1999, we introduced our own brand of improved fluorescent dyes (SureLight-APCTM) to be used for time resolved fluorescence applications in the high throughput screening market.

CryptoLightTM dyes — A product line of small molecular weight, yet high intensity phycobiliproteins isolated from an unusual group of microalgae. These dyes are capable of entering permeabilized cells and are used for internal detection of markers in cells which could be used for discovering diseases, and in flow cytometry and Fluorescence In Situ Hybridization (FISH). Different CryptoLightTM dyes have different fluorescence emission wavelengths and, therefore, provide the possibility of multi-colored assays. They have also been used in fluorescence microscopy and fluorescence energy transfer applications.

SensiLightTM dyes — Our SensiLightTM dye technology was developed to match the sensitivity of chemiluminescent methods. SensiLightTM dyes are large, intensely fluorescent combinations of phycobiliproteins that provide extreme sensitivity with ease of use that is unmatched by other common dyes or detection systems. A 100-fold improvement in sensitivity has been demonstrated with the SensiLight dyes over existing direct fluorescent dyes, and multiple new applications are now accessible by simple, direct fluorescence. Such increased sensitivity allows:

•	detection of receptors or small molecules at 100-fold lower concentrations;

•	detection with the same level of sensitivity but in 100-fold smaller volumes; and

•	detection with the same level of sensitivity but using much lower cost equipment.

      Our SensiLight dyes have demonstrated an increased sensitivity compared to other direct detection dyes in all applications evaluated thus far. They provide sensitivity similar to enzymatically amplified or radioactive detection systems but with fewer steps, generating more rapid results at lower costs. Our dyes have been used in immunodiagnostic detection, microarrays, flow cytometry, western blotting and other applications.

      Our sales of advanced detection system products were $787,000 in 2002, $280,000 in 2001 and less than $200,000 in 2000.

Algal Genomics

      Our collection of microalgae provides a rich source of novel genetic material enabling the production of a variety of valuable nutritional and pharmaceutical ingredients. Microalgae biochemical pathways and genes have much in common with higher plants; therefore, microalgal genes will provide a good source of genes for engineering valuable output traits in higher plants. We have discovered and isolated a novel biochemical pathway for the production of DHA in microalgae, which was described in the journal Science. We believe that these genes will be a preferred source of genes for developing healthier plant seed oils, such as soybean or canola, which are enriched in DHA. We believe the development of DHA-enriched plant seed oils would significantly expand the overall market opportunity for DHA as a result of the dramatically improved economics of production. Our proprietary approach enables the direct production of DHA from simple precursors, avoiding the accumulation of other non-essential fatty acids. Our novel genes may also enable the production of other valuable bioactive lipids in fermentation microorganisms and plants.

      We have combined our understanding of heterotrophic (i.e. without light) and photoautotrophic (i.e. with light) growth of microalgae with our proprietary technology in microalgal transformation to develop a unique technology capable of converting an otherwise autotrophic species of microalgae into one capable of growing heterotrophically, utilizing sugars for its energy. We believe that this represents the first time such a transformation has ever been made. Our Trophic ConversionTM technology was selected as the feature cover story in the June 15, 2001 issue of Science, and is the subject of several patent applications. The technology opens the door to the commercial heterotrophic production (growth via fermentation) of algal species that could only be grown previously using a photobioreactor system. We believe the favorable production economics associated with fermentation compared to those of the photobioreactor will allow us to pursue new algal products not previously believed to be economically feasible and potentially represents a means to commercially exploit a greater portion of the kingdom of microalgae.

      To date, we have not received revenues from our algal genomics technology.

Technology

      We apply our microalgal expertise and culturing technology to our expanding library of over 3,500 live microalgal species and related database to achieve technical and commercial advantages. Certain fundamental and unique attributes of microalgae allow for the development and production of our products:

•	microalgae are a genetically diverse kingdom of organisms that have a range of physiological and biochemical characteristics; thus, they naturally produce many different and unusual fats, sugars, proteins and bioactive compounds that may have commercial applications, such as the fatty acids that are the principal ingredients in our oils, and highly sensitive fluorescent diagnostic products; and

•	microalgae comprise a large, substantially unexplored group of organisms, and thus provide a virtually untapped genetic resource that can be screened for a variety of new products, including pharmaceuticals.

      Our scientists have discovered microalgal strains which selectively produce DHA in large amounts and are amenable to large-scale, heterotrophic culture using common commercial fermentation equipment used in the pharmaceutical, food and biotechnology industries under cGMP(Current Good Manufacturing Practices) conditions. These microalgal strains and the conditions applied to achieve economical production of DHA form an important basis of our intellectual property. Our scientists also have developed and patented novel microalgal culturing systems which allow for the commercial production of other high-value compounds, such as fluorescent pigments, and for the rapid evaluation and scale-up of other microalgae of potential interest. Proprietary closed-system, light-drive photobioreactors (i.e. with light) and numerous techniques for maintaining microalgal monocultures form the basis of this technology.

      Our product development process involves the following primary steps:

Identification of Appropriate Microalgae. We select specific microalgae to produce potentially marketable compounds through a comprehensive process, which involves developing a search and screening strategy based upon our extensive knowledge of microalgal physiology and the unique role played by the target compound in the survival of selected microalgal species, searching scientific literature and our proprietary microalgal database, and performing biochemical analyses, and product-yield experiments on candidate strains. We currently maintain an increasing in-house collection of over 3,500 strains of microalgae, which includes representatives of virtually all of the significant taxonomic microalgal groups. Equally important is our proprietary microalgal database, which contains biochemical and physiological data on the strains in the collection. We believe that our microalgal collection and associated database are among the largest such resources available in the world. Coupled with our extensive microalgal expertise, these resources are used to identify organisms for initial testing. Further testing ultimately results in the selection of production strains.

Optimization of Microalgae and Growth Conditions. We apply standard industrial microbiological techniques to microalgae and manipulate culturing conditions (growth medium composition, temperature, pH and light intensity) to optimize product yield and productivity. After selecting strains with the best yields and growth characteristics, we enhance their production through conventional and commonly employed strain improvement methodologies. We have not used genetic engineering techniques to develop any of our existing products, but may use these methods for certain products currently in development.

Scale-up and Commercial Production. Successful exploitation of the unique characteristics of microalgae is in large measure dependent upon the availability of large-scale culturing technology. We have successfully scaled-up a microalga capable of producing large amounts of DHA heterotrophically using common organic nutrients and salts. Heterotrophic culturing of this DHA-producing microalga at commercially viable levels enables significantly lower production costs to be achieved, which were not possible prior to our achievements. Aspects of our technology for the heterotrophic growth of DHA-producing microalgae are the subject of several U.S. patents. Similar patents have been issued in certain countries and are pending in certain other countries around the world.

      For many other product applications, we use our proprietary light-driven, closed-culture system photobioreactors for microalgal production. Photobioreactors are closed to the atmosphere and designed to make the most efficient use of light while keeping contaminating microbes out of the culture. Using our photobioreactors, we are able to culture isolated microalgal strains without contamination and to manipulate such strains to influence growth and biochemical makeup, thus efficiently generating products of interest, including the culturing of various algae for the production of powerful fluorescent dyes used in our advanced detection systems. We use a series of photobioreactors of varying sizes, controls and methods of operation to achieve culturing consistency. Certain aspects of these photobioreactors are the subject of U.S. patents.

Collaborative and Licensing Agreements

      Over the last 10 years, we have entered into licensing agreements with nine infant formula manufacturers, including Mead Johnson & Company (a subsidiary of Bristol-Myers Squibb Company), Wyeth (formerly American Home Products), Abbott Laboratories, Numico, Maabarot, Heinz, Ordesa and Novartis, that together comprise approximately 60% of the worldwide infant formula market. We have one additional licensing agreement with an infant formula manufacturer and have contractually agreed not to disclose the licensee’s name. The undisclosed infant formula manufacturer has less than 1% of the world-wide market for infant formula and has not purchased products from us to date. Under these agreements, we have received up-front licensing fees totalling nearly $10 million and are entitled to royalties based on sales of infant formula containing our nutritional oils. These licensees are not required to include our oils in their formulas under the terms of these agreements, and there can be no assurance that such infant formula manufacturers will include our oils in all or any of their product lines. Each of these royalty-bearing license agreements calls for us to provide to the licensee our nutritional oils at a transfer price and receive a royalty from the licensee upon the final sale of infant formula containing the oils. Licensees have the right to buy other sources of DHA and ARA oils provided they still make royalty payments to us upon the sale of the final infant formula product containing the oils if they are covered by our patents.

      We currently sell most of our oils to our licensees under all-inclusive pricing, which combines the transfer payment and royalty into a flat price with a slight discount. Since December 2000, over 95% of all sales to our licensees have been made under all-inclusive pricing arrangements, and we anticipate that this trend will continue in the future. Our license agreements have terms exceeding 20 years, contain no future funding commitments on our part or the part of our licensees, and may be terminated by our licensees upon proper notification. The most significant of these agreements have remaining terms ranging from 16 to 22 years. Under the terms of these licensing agreements, our licensees are responsible for obtaining FDA and all other necessary regulatory approvals to market their products containing our nutritional oils. Under each of our current license agreements, our licensees generally are obligated to indemnify us against product liability claims relating to our nutritional oils unless they are related to manufacturing impurities in the oils.

      The infant formula industry represents over $3.5 billion in annual wholesale sales in the United States and approximately $7.5 billion to $8 billion worldwide. Our current licensees currently have approximately 60% of the worldwide infant formula market. We believe their introductions of products to date containing our oils have penetrated approximately 12 to 15% into this market. We are actively pursuing licenses with other infant formula producers throughout the world to continue penetrating these markets. Our sales and royalties from our infant formula licensees were approximately $40.8 million in 2002, $16 million in 2001 and $5 million in 2000. Mead Johnson Nutritionals, an infant formula licensee, accounted for approximately 54% of our total product sales and royalties in 2002, 30% in 2001 and 1% in 2000. Wyeth, an infant formula licensee, accounted for approximately 25% of our total product sales and royalties in 2002, 42% in 2001 and 33% in 2000.

      Under the terms of several of our current license agreements, we are prohibited from granting a license to any party for the inclusion of our nutritional oils in infant formula with payment terms or royalty rates that are more favorable to such licensee than those provided in our agreements with our current licensees without either the prior written consent of the current licensees or prospectively offering such new favorable terms to these licensees. This restriction does not apply to any lump sum payments to us pursuant to a territorially restricted license under which the reduced payment is reasonably related to the reduced marketing opportunities available under such a restricted license.

      In January 1997, we entered into a 10 year agreement with DSM under which they became our exclusive contract supplier for nutritional oils containing ARA. DSM is a multi-billion dollar international group of companies that is active worldwide in the fields of life science, product performance materials and chemicals. Under the agreement, DSM provides us 100% of our crude ARA oil needs on a cost plus margin basis, provided that their costs are competitive with other potential sources. The contract does call for any guaranteed purchase commitments from us. As such, all purchases are done on an individual purchase order basis. At October 31, 2002 we had outstanding inventory purchase orders to DSM totaling approximately $3.9 million.

      We have a production agreement with C.P. Kelco that we assumed with the purchase of OmegaTech for the production of DHA-rich algal biomass, an intermediate form of our DHA oil that we sell to animal feed companies or process further for use in the adult supplement and food and beverage markets. The agreement requires us to purchase approximately $2.4 million of inventory per calendar year through December 31, 2004. As of March 31, 2003 we had not yet purchased any inventory relating to the $2.4 million commitment for calendar year 2003.

      Also in connection with the purchase of OmegaTech we assumed an obligation to pay a minimum of $7 million over the next eight years associated with an agreement with a third-party relating to human and animal applications for OmegaTech’s DHA. In December 2002 we signed an amendment to this agreement, under which we paid $500,000 and signed a promissory note for $3.3 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1.0 million is payable in August of 2003 with the remainder due in December of 2003.

      We have also entered into additional collaborative research and license agreements pertaining to various aspects of our microalgal technology. Under some of these agreements, we may be required to fund research or to collaborate on the development of potential products. As of January 31, 2003, we are not committed to fund any future development activities under these arrangements. Certain of these agreements also commit us to make payments upon the occurrence of certain milestones and pay royalties upon the sale of certain products resulting from such collaborations. For the year ended October 31, 2002 and for the three months ended January 31, 2003, none of these agreements had a material impact on our results of operations and we do not expect them to have a material impact on our future operations.

Commercial and U.S. Government Research and Development Contracts

      Our technology development has been funded in part by commercial and federal government contracts. While not expected to be a primary source of revenue in the future, we plan to continue applying for government contracts and soliciting commercial research and development contracts on a selective basis when such contracts involve research that may bring us future commercial benefit.

      As a result of us receiving Small Business Innovation Research grants, the U.S. Government will have certain rights (the “Government Rights”) in the technology that we developed with the funding. These rights include a non-exclusive, paid-up, worldwide license to practice or have practiced such inventions for any governmental purpose. In addition, the government has the right to require us to grant licenses which may be exclusive under any of such inventions to a third-party if the government determines that:

•	adequate steps have not been taken to commercialize such inventions;

•	such action is necessary to meet public health or safety needs; or

•	such action is necessary to meet requirements for public use under federal regulations.

      The government also has the right to take title to a subject invention if we fail to disclose the invention and elect title within specified time limits. In addition, the government may acquire title in any country in which we fail to file a patent application within specified time limits. Federal law requires any licensor of an invention that was partially funded by federal grants to obtain a covenant from any exclusive licensee to manufacture products using the invention substantially in the United States. In addition, our licenses from third parties may also relate to technology developed with federal funding and therefore may also be subject to Government Rights.

      Costs under U.S. government contracts are subject to audit by the U.S. government. We believe that cost disallowances, if any, arising from such audits of costs charged to government contracts through October 31, 2002 will not be material. At January 31, 2003 we had one grant outstanding totaling approximately $90,800.

Manufacturing

      We manufacture oils rich in DHA at our fermentation and oil processing facility located in Winchester, Kentucky, by conventional fermentation processes. We acquired the Winchester facility in 1995. The oils that we produce in this facility have been certified kosher by the Orthodox Union and certified Halal by the Islamic Food and Nutrition Council of America. We are currently in the start-up phase of expanding the production capacity for DHA oil at our Winchester plant. We believe that initial fermentation expansion at our Winchester plant should be up to full production by the second quarter of 2003 and should more than double our production capacity at our plant. We also believe that production optimization efforts will continue at our plant for the next several years as new technologies and additional algal strains are tested to further increase output and reduce costs. In addition, we began receiving DHA from FermPro in June of 2002, under a 5-year manufacturing agreement which was signed in March of 2002. The output under this agreement should increase our annual DHA production capacity by approximately 10% of 2003 estimated output. As a result of the acquisition of OmegaTech, we also have several contractual agreements with third-party manufacturers to produce our DHA for use in nutritional supplements and foods, including an agreement with C.P. Kelco. We have also entered into an agreement with DSM, to produce our ARA oil. We believe that, along with DSM, we can increase our production to meet approximately 30% to 40% of the world-wide infant formula market demand for DHA and ARA-rich oils. To meet demand in excess of these levels, we will need to:

•	further expand our production facility in Winchester; and/or

•	acquire another fermentation facility with the infrastructure to handle our nutritional oils; and/or

•	build another production facility to manufacture our oils; and/or

•	enter into additional agreements with third-party processors to produce our oils.

      The commercial success of our nutritional oils will depend, in part, on our ability to manufacture these oils or have them manufactured at large scale at a commercially acceptable cost. There can be no assurance that we will be able to successfully optimize production of our nutritional oils, or continue to comply with applicable regulatory requirements (including GMP requirements) or that we will be able to successfully obtain sufficient facilities to meet the future demand for our oils. Under the terms of several of our infant formula licenses, our licensees may elect to manufacture these oils themselves. We are currently unaware of any of our licensees producing our oils or preparing to produce our oils, and estimate that it would take a licensee at least one year or more to develop their own process of making our oils.

Sources of Supply

      Our raw material suppliers for production of DHA oil include major chemical companies and food ingredient suppliers. We have identified and validated several sources for each of our major ingredients and have not had problems obtaining adequate quantities of any of these materials. Crude ARA oil is provided to us by DSM, a third-party processor. DSM, through a fermentation process, produces a fungal biomass rich in ARA oil, which is then sent to a sub-contractor for extraction of the oil. After extraction, the crude ARA oil is sent to our Winchester production facility for final processing. If DSM fails to supply us with required amounts under the contract, we would not be able to meet our customers’ demands. In this case, we would either have to manufacture the ARA containing oil at our plant, which would reduce our DHA containing oil production capacity, or enter into other third-party manufacturer supply agreements. Although we feel that DSM can fill our ARA needs for at least the next several years, there is no guarantee that DSM will be able to adequately supply all of our ARA needs over the long-term. Additional capacity may need to be obtained, either within DSM or at another facility.

Research and Development

      The primary focus of our research and development activities has been the development and optimization of our nutritional oils. Approximately 40% of the research and development costs of our nutritional oils have been incurred at our Winchester plant. We purchased this plant in 1995, and since that time have continued an ongoing program to develop and refine processes for manufacturing our DHA and ARA oils at large scale. We currently have numerous development projects underway at our plant aimed at increasing our production yields, reducing waste and improving the quality of our nutritional oils. We also have ongoing research being conducted at our labs in Columbia, MD and Boulder, CO. Research conducted at our lab in Columbia, MD is directed toward improving the quality, sensory properties and stability of our nutritional oils, optimizing production characteristics of microalgal strains, investigating the clinical health benefits of DHA and ARA fatty acids, and exploring the biochemical pathways utilized by microalgae to produce DHA. Research conducted at our lab in Boulder, CO is focused on developing feasible approaches to the expression of nutritional fatty acids, especially DHA, in plant oilseeds and developing new ingredient forms for DHA-enriched food products. Less than 5% of our current research and development efforts relate to our advanced detection technology. We incurred research and development expenses of $2.8 million in the fiscal quarter ended January 31, 2003, $11.6 million in fiscal 2002, $12.7 million in fiscal 2001 and $12.5 million in fiscal 2000.

Sales and Marketing

      Our nutritional oils are marketed and sold primarily to the infant formula and natural products industries. To use our DHA or ARA in infant formula, manufacturers must enter into a license agreement with us. Currently, nine infant formula manufacturers have entered into such an agreement. These licensees market their DHA and ARA supplemented infant formulas to the end users. Neuromins® and DHA Gold®, DHA dietary supplements, are sold through private-label distributors, mass market retail outlets, mail order distributors and directly to consumers and health care professionals through our toll-free call center. Our nutritional supplements are currently sold in over 15,000 retail stores nationwide, including Safeway, GNC, Vitamin World, and Vitamin Shoppe.

      Most of the marketing for infant formula products containing our DHA and ARA is performed by our licensees. We support their sales efforts through a coordinated marketing campaign, including, but not limited to, national advertising, trade-show participation, and targeted public relations and educational efforts. However, there can be no assurances that we or our licensees will be able to successfully market our nutritional products for use in infant formula or as a dietary supplement.

      Our diagnostic products are marketed directly to large pharmaceutical research institutions through distribution agreements with Intergen Company, PerkinElmer Life Sciences Products and Kirkegaard & Perry Laboratories.

Competition

      The health care and biological sciences industries are characterized by rapidly evolving technology and intense competition. Our competitors include major pharmaceutical, chemical and specialized biotechnology companies, many of whom have financial, technical and marketing resources significantly greater ours. In addition, many specialized biotechnology companies have formed collaborations with large, established companies to support research, development and commercialization of products and technologies that may be competitive with our products and technologies. Academic institutions, governmental agencies and other public and private research organizations are also conducting research and development activities. These organizations are seeking patent protection and may commercialize products and technologies on their own or through joint ventures that are competitive with our products and technologies. The existence of products and technologies of which we are not aware, or those that may be developed in the future, may adversely affect the marketability of the products and technologies that we have developed.

      The development of a DHA-containing fish oil for infant formula applications provides an alternative to our DHA nutritional oil. Fish oil is significantly less costly than our DHA oil and therefore presents a substantial competitive threat to our DHA product line. Although fish oil is a lower cost product relative to our DHA, it has odor, stability and taste characteristics that may limit its usefulness in food products. Several large companies, including BASF and F. Hoffman-LaRoche Ltd., have developed microencapsulated fish oil products. Though microencapsulation of the oil resolves much of the odor, stability and taste issues associated with fish oil, it currently also considerably increases the cost of the product.

      Published reports, however, have cited a number of fish oils as containing chemical toxins not present in our oils. In addition, the combination of either fish oil or microencapsulated fish oil with a microbial source of ARA for use in infant formula would likely infringe upon our patent position in several countries. Several large companies are promoting ARA oil, but we are currently unable to evaluate whether any of these companies have the ability to produce ARA oil, or whether these companies will present a competitive threat to our ARA sales in the future.

      The Ross Products Division of Abbott Laboratories submitted a generally recognized as safe notification on January 2, 2002 seeking FDA concurrence that its fish oil source of DHA and its fungal source of ARA are generally recognized as safe when used as ingredients in infant formula. At this time, the notification continues to be under consideration by the FDA.

      Celanese Ventures recently announced that one of its operating units, Nutrinova, plans to market a DHA-rich microalgal oil to the food and beverage and dietary supplement markets in the U.S. The microalgae are fermented and the oil extracted to produce a product containing DHA. Evaluation is ongoing to determine the competitiveness of their product with our DHA, and when the product is available, we will determine whether there are any issues relating to our patents.

      Small amounts of DHA and ARA can be derived from egg yolk lipids, but this DHA and ARA are not in the same molecular form as that found in breast milk (i.e., phospholipid vs. triglyceride). DHA and ARA derived from egg yolks are currently being added to infant formula by Milupa, which was acquired by Numico in 1995 and DHA from egg yolks is also being added to baby food by Beechnut. We believe that the processes to produce DHA and ARA from egg lipids are more costly than the processes that we use for producing DHA and ARA from microbial sources. Furthermore, the addition of DHA and ARA from egg yolks at levels equivalent to those found in human milk will result in dietary levels of lecithin and cholesterol far in excess of those found in human milk.

      We believe that our nutritional oils have the following advantages over fish oil and other currently available sources of DHA and ARA for use in infant formula, as food ingredients, or as nutritional supplements:

•	our oils do not have the odor, stability characteristics, taste characteristics, or impurities that may limit the usefulness of DHA derived from fish oil;

•	our oils can be blended in a variety of mixtures in precise ratios for specific applications;

•	each of our oils is comprised of a fatty acid blend that has no undesirable fatty acids such as EPA in significant quantities, which is found in fish oil;

•	our DHA and ARA-enriched oils are in an easily digestible triglyceride form similar to that found in breast milk, but different from that in fish oils, fish eye-socket oils or egg yolk lipids;

•	our oils do not contain substances found in fish oil such as methylmercury, polychlorinated biphenyls (PCBs), dioxins, and other contaminants;

•	our oils have a higher oxidative stability and longer shelf life than fish oil and are, therefore, amenable to the spray drying process required for powdered formula; and

•	our oils can be produced in large quantities under controlled conditions satisfying strict regulatory scrutiny.

      Furthermore, our oils are the only DHA and ARA oils cleared by the FDA for inclusion in infant formula in the U.S.

      There may be other competitive sources of DHA and ARA of which we are not aware. The fact that many of the companies mentioned above are larger, more experienced and better capitalized than us raises the significant risk that these companies may be able to use their resources to develop less costly sources of DHA and ARA than our current technology permits.

      In the area of advanced detection, our major competitors consist of life science reagent suppliers such as Amersham Pharmacia, Molecular Probes, Prozyme and Cyanotech. Our diagnostic products compete primarily on the basis of product efficacy, safety, patient convenience, reliability, price and proprietary position.

      Our competitive position will also depend on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement production and marketing plans, obtain patent protection and secure adequate capital resources.

Patents, Licenses and Proprietary Technology

      We have received numerous patents protecting our nutritional products technology, including the fermentation methods of producing our DHA and ARA oils, as well as the blending of DHA and ARA oils for use in infant formula. In 1994, we received a U.S. patent covering certain blends of a microbial oil enriched with DHA and a microbial oil enriched with ARA, as well as the use of such blends in infant formulas. In 1995, we received a U.S. patent covering a process for making an edible oil containing DHA and the edible oil made by such process as well as a U.S. patent covering an infant formula comprising a specified edible oil containing DHA. In 1996 we received two additional U.S. patents covering our nutritional oils technology. The first patent protects pharmaceutical compositions and dietary supplements comprising a single cell oil in concentrations of at least 20% DHA in a triglyceride form made using our method of producing DHA oil. The second patent clarifies that our patent coverage includes the blending, in infant formula and nutritional supplements, of microbially derived ARA oil with low EPA fish oils. Fish oil is a potential competitive source of DHA to Martek’s algal-derived DHA oil. This patent will make it more difficult for low EPA fish oils to be combined with microbial sources of ARA oils without violating our patents. A U.S. patent was granted in 1997, which protects the production, use and sale of oils rich in ARA (30% or greater concentration). In 1998, a U.S. patent was issued protecting our DHA-rich algal biomass. DHA-rich algal biomass is the raw product of the DHA fermentation process and represents an inexpensive source of DHA that may potentially be a low cost product itself. We also have been awarded a number of foreign patents covering various aspects of our nutritional oils, including European patents covering our DHA and ARA-rich oils, as well as the blending of these oils for use in infant formula.

      As a result of the purchase of OmegaTech, we now own the former OmegaTech patents and applications. These patents and applications cover algae fermentation processes, lipid extraction/purification, genomic-based approaches to lipid production, arachidonic acid production and use, animal feeding protocols, and food applications for polyunsaturated fatty acids. From 1992 to 2001, six U.S. patents were issued covering the use of algae in the production of omega-3 polyunsaturated fatty acids (e.g., DHA), and the use of such polyunsaturated fatty acids in such products as human food, animal feed, aquaculture and the resulting fortified meat, seafood, milk and eggs. Additional patent applications directed to this technology are still pending. From 1994 to 2002, seven U.S. patents were issued covering the fermentation of microorganisms in low chloride fermentation medium. Small microorganisms, the use of such microorganisms in aquaculture, and the resulting products are also claimed. Additional patent applications covering this technology are still pending. From 1996 to 2001, four U.S. patents issued covering the use and production of ARA using a variety of fungi. Additional patent applications covering this technology are still pending. Other U.S. patents have issued and a number of patents are pending worldwide.

      Our success is dependent in part on our ability to obtain and maintain patent protection for our products, maintain trade secret protection and operate without infringing the proprietary rights of others. Our policy is to aggressively protect our proprietary technology through patents, where appropriate, and in other cases, through trade secrets. Additionally, in certain cases, we rely on the licenses of patents and technology of third parties. We hold approximately 58 U.S. patents, covering various aspects of our technology, which will expire on various dates between 2007 and 2021. We have filed, and intend to file, applications for additional patents covering both our products and processes as appropriate. Currently, we have approximately 448 issued patents and pending applications worldwide. There can be no assurance that:

•	any patent applications filed by, assigned to, or licensed to us will be granted;

•	we will develop additional products that are patentable;

•	any patents issued to or licensed by us will provide us with any competitive advantages or adequate protection for inventions;

•	any patents issued to or licensed by us will not be challenged, invalidated or circumvented by others; or

•	issued patents, or patents that may be issued, will provide protection against competitive products or otherwise be commercially valuable.

      Furthermore, patent law relating to the scope of claims in the fields of health care and biosciences is still evolving, and our patent rights are subject to this uncertainty. Our patent rights on our products therefore might conflict with the patent rights of others, whether existing now or in the future. Alternatively, the products of others could infringe our patent rights. The defense and prosecution of patent claims are both costly and time consuming, even if the outcome is ultimately in our favor. An adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease selling the affected products.

      We are the exclusive licensee of two U.S. patents and numerous foreign patent applications covering production, sale and use of our SensiLightTM dyes.

      We currently have several challenges to our European patents covering our DHA oils, ARA oils and DHA and ARA blended oils and these challenges are described in the Risk Factor under the heading “Our current patents may not be able to provide protection against competitive products and we may be unable to protect our intellectual property portfolio in the future.”

      We expect that, in the future, as our nutritional oils continue to be commercialized, opposition to our intellectual property by our competitors will continue and most likely increase. We believe that additional challenges to our suite of U.S. patents may arise in the future. We will likely incur substantial costs in the future defending our patents.

      If we fail to maintain patent protection for our nutritional oils, it would have a material adverse effect on our ability to gain a competitive advantage for these oils and may have a material adverse effect on our results of operations, particularly future sales of our nutritional oils, future royalties on sales of infant formula containing these oils or license fees related thereto. In particular, if we fail to maintain patent protection, it would permit our competitors to produce products that would be directly competitive with our nutritional oils using similar or identical processes, and it is possible that our current infant formula manufacturers under license or those which may be under license in the future may choose formula ingredients from these competitors if they choose to include the ingredients in their formulas at all.

      We also rely on trade secrets and proprietary know-how, which we seek to protect in part by confidentiality agreements with our collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any such breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

Government Regulation and Product Testing

      Our products and our manufacturing and research activities are subject to varying degrees of regulation by a number of state and federal regulatory authorities in the United States, including the FDA pursuant to the Federal Food, Drug and Cosmetic Act. The products developed by us are subject to potential regulation by the FDA as food ingredients, dietary supplements, drugs and/or medical devices. The regulatory status of the product is largely determined by its intended use.

      Drugs and medical devices generally may not be marketed without first obtaining FDA authorization to do so. New infant formulas also are subject to premarket notification requirements. Although there are no premarket authorization requirements for whole foods per se, there are premarket approval requirements for food additives. Specifically exempt from the food additive definition and, therefore, the premarket approval requirements are generally recognized as safe food ingredients. Dietary supplements for the most part are not subject to premarket authorization requirements, although there is a premarket notification requirement for certain new dietary ingredients that were not marketed as dietary supplements prior to October 1994. The FDA has established detailed good manufacturing practices (GMP), labeling and other requirements for drugs, medical devices, infant formulas, foods and dietary supplements. The requirements for drugs, medical devices and infant formulas generally are much more stringent than the requirements for foods and dietary supplements.

      Our infant formula licensees are responsible for obtaining the requisite regulatory clearances to market their products containing our oils. Sales of our products outside the United States are subject to foreign regulatory requirements that may vary widely from country to country. Each of Mead Johnson Nutritionals, Wyeth, Abbott Laboratories, Nutricia, Novartis and Maarbarot are selling infant formula containing our oils in one or more of the following 62 countries:

• Argentina • Australia • Bahrain • Belgium • Bolivia • Canada • Chile • China • Colombia • Cyprus • Dominica	• Ecuador • Egypt • El Salvador • Finland • France • Greece • Guatemala • Guyana • Haiti • Honduras • Hungary	• Iceland • Indonesia • Ireland • Israel • Jamaica • Jordan • Kenya • Kuwait • Lebanon • Malawi • Malaysia	• Malta • Mauritius • Mexico • Netherlands • New Zealand • Nicaragua • Oman • Panama • Peru • Philippines • Portugal	• Qatar • Russia • Saudi Arabia • Seychelles • Singapore • South Africa • Spain • Switzerland • Taiwan • Trinidad • Turkey	• UAE • United Kingdom • United States • Uruguay • Venezuela • Vietnam • Zimbabwe

      On May 17, 2001, we received notice from the FDA that after completing its review of our generally recognized as safe notification, the agency had no further questions regarding our conclusion that our DHASCO® and ARASCO® oil blend is generally recognized as safe when used in specified ratios in infant formulas. In 2002, three of our infant formula licensees; Mead Johnson Nutritionals, the Ross Products Division of Abbott Laboratories and Wyeth Nutritionals, received clearance from the FDA to sell term infant formulas supplemented with our oils in the United States. Mead Johnson Nutritionals, and the Ross Products Division of Abbott Laboratories also received clearance for pre-term supplemented infant formulas. Accordingly, U.S. sales of supplemented infant formulas manufactured by these licensees commenced in 2002. The Federal Dietary Supplement Health and Education Act of 1994 (“DSHEA”) regulates the use and marketing of dietary supplements. We are currently marketing several lines of DHA dietary supplements: Neuromins®, Neuromins® PL and DHAGold®. In addition, we are researching and developing new applications for our DHA and ARA oils. We believe that our DHA and ARA are not subject to premarket notification requirements when marketed for use as dietary supplements. There can be no assurance that the FDA would agree that a premarket notification is not required or that we will be able to comply with the requirements of DSHEA or any regulations that the FDA may promulgate thereunder.

      Our fluorescent detection and other products derived from microalgae are subject to potential regulation by FDA as either medical devices or as a combination medical device/drug product to the extent that they are used in the diagnosis, mitigation, treatment, cure or prevention of diseases. Such classification would subject the products to premarket clearances and/or regulatory approvals. There can be no assurances that Martek or our licensees or collaborators would be able to develop the extensive safety and efficacy data needed to support such FDA premarket authorizations or that FDA ultimately would authorize the marketing of such products on a timely basis, if at all.

      For potential pharmaceutical uses of products derived from microalgae, there can be no assurance that required clinical testing will be completed successfully within any specified time period, if at all, with respect to our products. Additionally, there is no assurance that Martek or our licensees or collaborators will be able to develop the extensive data needed to establish the safety and efficacy of these products for approval for drug uses, or that such drug products will not be subject to regulation as biological products or as controlled substances, which would affect marketing and other requirements.

      Many of our products are in research or development phases. We cannot predict all of the regulatory requirements or issues that may apply to or arise in connection with our products. Changes in existing laws, regulations or policies and the adoption of new laws, regulations or policies could prevent us or our licensees or collaborators from complying with such requirements.

      Due to the cost and time commitment associated with the FDA regulatory process, as well as our lack of experience in obtaining FDA regulatory clearances, we will decide on a product-by-product basis whether to handle relevant clearance and other requirements independently or to assign such responsibilities to our licensees or future collaborative partners. There can be no assurance that Martek or our licensees or collaborators will be able to obtain such regulatory clearances, if required, on a timely basis or at all. Delays in receipt of, or failure to receive, such clearances, the loss of previously received approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations.

      In connection with the manufacture of certain of our products, we are required to adhere to applicable current GMP requirements as required by the FDA. GMP regulations specify component and product testing standards, control quality assurance requirements, and records and other documentation controls. The GMP requirements for foods, infant formulas, drugs and medical devices vary widely. As the manufacturer of DHA and ARA that are marketed as dietary supplements and used as ingredients in infant formulas sold in the United States, we are subject to GMP and various other requirements applicable to infant formulas and dietary supplements. There can be no assurance that we will be able to continue to manufacture our nutritional oils in accordance with relevant infant formula and dietary supplement requirements for commercial use. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by state and federal agencies, including the FDA and comparable agencies in other countries. A determination that we are in violation of such GMP and other regulations could lead to the imposition of civil penalties, including fines, product recalls or product seizures, and, in the most egregious cases, criminal sanctions.

      As a large scale manufacturing facility, our plant in Winchester is required to abide by all state and federal regulations established by the Environmental Protection Agency (EPA) as well as all safety regulations prescribed by the Occupational Safety and Health Administration (OSHA). In addition to the normal standards for heavy industrial manufacturing facilities, our solvent extraction process includes the use of hexane, which is extremely flammable and subject to emission restrictions. Ongoing compliance with these regulations is monitored by periodic inspections by the EPA and OSHA. If we fail to abide by regulations we could receive fines, or if the violations were serious enough, our operations could be shut down until the problems are fixed. Such penalties could have a material adverse effect on our ability to manufacture our nutritional oils, and our financial results could be negatively impacted.

      On March 12, 2003, an explosion occurred at a public wastewater treatment plant near our production facility in Winchester, KY, resulting in property damage. State and local fire officials conducted an investigation into possible causes of the incident, including whether n-hexane discharges from our Winchester facility were a factor. We fully cooperated with the investigation. We use n-hexane in the production process for our DHA oil. On March 17, 2003, the state fire marshal issued a finding that we had not met certain applicable requirements and directed us to prevent any introduction of n-hexane into the local sewer system. We were subsequently advised by the local utility to cease all wastewater discharges into one of our sewer outfalls. We have complied with both requests. On April 8, 2003, we received a report from the state fire marshal that concluded that the incident on March 12, 2003 resulted from the introduction of n-hexane into the local sewer system. The state fire marshal report did not rule out other possible contributors to the incident. Production at our facility has not been negatively impacted by these events. We are in the process of evaluating the state fire marshal’s report. We also have had preliminary discussions with the insurer of the local utility regarding its assessment of the damages to the facility and the costs related to repairs. While the matter is still in the preliminary stages and we cannot be certain of its ultimate outcome, we believe that it will not have a material adverse impact on our financial condition or results of operations.

      The FTC regulates certain aspects of the advertising and marketing of our products. Under the Federal Trade Commission Act, a company must be able to substantiate both the express and implied claims that are conveyed by an advertisement. It is not uncommon for the FTC to conduct an investigation of the claims that are made about products in new and emerging areas of science that involve a potentially vulnerable population such as infants. In May 2002, we received a letter from the FTC notifying us that they were conducting a non-public inquiry into the advertising and promotional activities surrounding our DHA and ARA products. While we have no reason to believe that their inquiry will have an adverse effect on us, we could be required to alter our advertising claims or take other remedial steps if the FTC does not find our advertising claims to be adequately substantiated.

Employees

      As of January 31, 2003, we had 203 full-time employees, of whom one has an M.D. and 20 have Ph.D.s. Approximately 60 employees are engaged in research and development and contract related research and development activities, 106 are engaged in production or production development related activities and 37 are in administrative, business development, and sales and marketing positions. We consider relations with our employees to be good. None of our employees is covered by a collective bargaining agreement.

MANAGEMENT

      Our directors and executive officers are:

Name	Age	Position

Jules Blake, Ph.D.(1)	78	Director
Ann L. Johnson, M.D.(1)	66	Director
Sandra Panem, Ph.D.(2)	56	Director
Henry Linsert, Jr.	62	Chairman, Chief Executive Officer, President and Director
Douglas J. MacMaster, Jr.(1)(3)	72	Director
John H. Mahar(1)	68	Director
Eugene H. Rotberg(2)(3)	73	Director
Gordon S. Macklin(2)(3)	74	Director
William D. Smart(1)(3)	76	Director
Robert J. Flanagan(2)(3)	47	Director
Richard J. Radmer, Ph.D.	60	Director
Thomas C. Fisher	56	Senior Vice President, Operations
Jerome C. Keller	60	Senior Vice President, Sales and Marketing
George P. Barker	63	Senior Vice President, General Counsel and Secretary
Peter L. Buzy	43	Chief Financial Officer and Treasurer
James H. Flatt, Ph.D.	43	Senior Vice President, Research and Development

(1)	Member of Compensation Committee

(2)	Member of Audit Committee

(3)	Member of Nominating and Corporate Governance Committee

      Jules Blake, Ph.D. Dr. Blake served as Vice President of Research and Development, and later Vice President, Corporate Scientific Affairs, for Colgate-Palmolive from 1973 until 1989. Following his retirement in 1989, Dr. Blake accepted an appointment as Industrial Research Institute Fellow at the Office of Science and Technology Policy, Executive Office of the President, where he served until 1991. Dr. Blake also serves as a director for Gene Logic, Inc. (biotechnology). Dr. Blake has been a director of Martek since 1990. His term expires in 2005.

      Ann L. Johnson, M.D. Dr. Johnson has served as a physician on the neonatology staff of Mills Peninsula Hospital since 1992. Dr. Johnson has a private practice in psychiatry and psychopharmacology. Dr. Johnson has been a director of Martek since March 1995. Her term expires in 2005.

      Sandra Panem, Ph.D. Dr. Panem is a partner in Cross Atlantic Partners, an investment company specializing in biotechnology and healthcare. Prior to 1999, Dr. Panem was President of Vector Fund Management, L.P. (“VFM”), which focused on later-stage companies. Prior to joining VFM, she served as Vice President and Portfolio Manager for the Oppenheimer Global BioTech Fund, a mutual fund that invested in public and private biotechnology companies. Prior to joining Oppenheimer, Dr. Panem was a Vice President at Salomon Brothers Venture Capital, a fund focused on early and later-stage life sciences and technology investments. Dr. Panem has been a director of Martek since May 1995. Prior to that time, she served as a director from June 1990 until February 1993. Dr. Panem also serves as a director for Bioject, Inc. (healthcare equipment manufacturer). Her term expires in 2005.

      Henry Linsert, Jr. Mr. Linsert joined Martek as Chairman of the Board in 1988 and became Chief Executive Officer in 1989. From 1987 to 1988 he was primarily engaged as President of American Technology Investments Corp., a consulting company specializing in the development and financing of early stage companies in the Mid-Atlantic area. He was President and Chief Executive Officer of Suburban Capital Corporation, a venture capital subsidiary of Sovran Financial Corporation (now Bank of America), from 1983 to 1987. Prior to 1983, Mr. Linsert was Vice President of Inverness Capital Corporation, a small business investment company, and Vice President of First Virginia Bank. He also served as a Captain in the U.S. Marine Corps and as an artillery officer in Vietnam. He received an M.A. in economics from George Washington University and a B.A. from Duke University. His term expires in 2005.

      Douglas J. MacMaster, Jr. Mr. MacMaster served in various management positions at Merck & Co., Inc. (“Merck”) from 1961 to 1988, at which time he was appointed Senior Vice President responsible for ten divisions, including Manufacturing and Technology, and Pharmaceutical Manufacturing. Mr. MacMaster retired from Merck in 1991 and currently serves as a director for Neose Technologies, Inc. (biotechnology) and Stratton Mutual Funds. Mr. MacMaster has been a director of Martek since 1993. His term expires in 2004.

      John H. Mahar. Mr. Mahar has served as President of Hillside Management, a consulting firm, since 1992. From 1991 to 1992, Mr. Mahar was a Vice President at Salomon Brothers Inc., serving as a principal for the Venture Capital Fund. From 1985 to 1991, Mr. Mahar was Executive Vice President and Chief Operating Officer of Elf Technologies, Inc., a venture capital firm. Mr. Mahar was reelected as a director of the Corporation in February 1993. Prior to that time, he served as a director of Martek from 1988 until 1991. His term expires in 2004.

      Eugene H. Rotberg. Since 1990, Mr. Rotberg has been an independent advisor to international development and financial institutions. From 1987 to 1990, Mr. Rotberg was Executive Vice President and a member of the Executive Committee at Merrill Lynch & Co., Inc. From 1969 to 1987, Mr. Rotberg was Vice President and Treasurer of the World Bank. Mr. Rotberg has been a director of Martek since 1992. His term expires in 2004.

      Gordon S. Macklin. Mr. Macklin serves as Deputy Chairman for White Mountains Insurance Group, Ltd, and is a director of MedImmune, Inc. (biotechnology), Overstock.com (internet sales), Spacehab, Inc. (aerospace technology) and director, trustee, or managing general partner, as the case may be, for 48 of the investment companies in the Franklin Templeton Group of Funds. Mr. Macklin was formerly the Chairman of White River Corporation (financial services), the President of the National Association of Securities Dealers, Inc. (1970-1987) and the Chairman of Hambrecht and Quist Group. Mr. Macklin has been a director of Martek since November 1998. His term expires in 2006.

      William D. Smart. From 1955 until his retirement in 1987, Mr. Smart served in a variety of capacities for Abbott Laboratories, a pharmaceutical and healthcare company, most recently as President of Ross Laboratories, the nutritional products division of Abbott Laboratories, and Corporate Vice President of Abbott Laboratories. Mr. Smart has been a director of Martek since 1991. His term expires in 2006.

      Robert J. Flanagan. Mr. Flanagan is Executive Vice President of Clark Enterprises, Inc. (“Clark”), one of the largest privately-held construction companies in the country. Prior to joining Clark, Mr. Flanagan was the treasurer, secretary and member of the board of directors of the Baltimore Orioles, Inc. and was also employed as a member of Arthur Andersen’s audit division in the Washington, D. C. office. Certified as a public accountant in Washington, D. C., Mr. Flanagan received a bachelor’s degree in business administration from Georgetown University and a master’s degree in taxation from the American University School of Business. Mr. Flanagan has been a director of Martek since April 2002. His term expires in 2006.

      Richard J. Radmer, Ph.D. Dr. Radmer, a founder of Martek, has served since 1985 as a director and until March 2003 as President and Chief Scientific Officer of Martek. Prior to 1985, he worked for 17 years at Martin Marietta Corp. where he headed the Biosciences Department which performed research to develop new products from microalgae, among other activities. He has served as an Adjunct Associate Professor and Associate Member of the Graduate Faculty at the University of Maryland. Dr. Radmer received a Ph.D. in biology, an M.S. in botany and a B.S. in biochemistry from the University of Chicago. He completed his Ph.D. studies while in residence at Harvard University. His term expires in 2006.

      Thomas C. Fisher. Mr. Fisher joined Martek in 1991 and was named Senior Vice President of Operations in 1992 after 18 years with Merck and Dupont-Merck. Mr. Fisher’s last position was Vice President for Technical Operations at Dupont-Merck, and in that capacity he was responsible for world-wide pharmaceutical production, quality control and engineering. During his tenure at Merck, Mr. Fisher was Director of Biological Manufacturing and held management positions in sterile operations, development and quality control. Mr. Fisher received an M.S. in genetics from West Virginia University and a B.S. in biology from Waynesburg College.

      Jerome C. Keller. Mr. Keller joined Martek in September 1997 as Senior Vice President of Sales and Marketing. Prior to joining Martek, Mr. Keller had been consulting after spending a 25-year career at Merck, most recently as Vice President of Sales from 1986 to 1993. In this position, he was responsible for all U.S. sales operations, including the direction of a support staff of 4,500 personnel and a sales volume of $4.2 billion. Some of the products introduced under Mr. Keller included Pepcid, Mefoxin, Primaxin, Vasotec, Mevocor, Zocor, Proscor and Prilosec. Mr. Keller has a M.S. degree from the University of Pittsburgh and a B.S. degree from Duquesne University.

      George P. Barker. Mr. Barker joined Martek in June 2000 as Senior Vice President, General Counsel and Secretary. Prior to joining Martek, Mr. Barker was Senior Vice President of Howard County General Hospital, Inc: A Member of Johns Hopkins Medicine and its affiliate, Howard County Health Services, Inc. In this position, Mr. Barker had both legal and business responsibilities. From 1982 to 1991, Mr. Barker was Senior Vice President for Development, General Counsel and Secretary of The Enterprise Development Company, a real estate development company located in Columbia, Maryland. Prior to 1982, Mr. Barker held positions as a partner of a Baltimore, Maryland, law firm and Associate General Counsel and Assistant Secretary of The Rouse Company, a real estate development company also located in Columbia, Maryland. Mr. Barker has an A.B. degree from Princeton University and a LL.B. degree from Columbia University.

      Peter L. Buzy. Mr. Buzy joined Martek in March 1998 as Chief Financial Officer. Prior to joining Martek, Mr. Buzy spent 13 years with the accounting firm of Ernst & Young LLP, most recently as an audit partner in the Northern Virginia High Technology/ Life Sciences Practice. Mr. Buzy is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. He received his B.S. in accounting from Salisbury State University.

      James H. Flatt, Ph.D. Dr. Flatt joined Martek in April 2002 as Senior Vice President, Research and Development. Prior to joining Martek, Dr. Flatt was the Vice President of Research and Development for OmegaTech, Inc., a DHA producer in Boulder, Colorado that was acquired by Martek in April 2002. In his position with OmegaTech, Dr. Flatt managed all corporate research and development, including discovery, ingredient technology, food and analytical sciences and process development. Prior to joining OmegaTech, Dr. Flatt held a position at Proctor and Gamble and, most recently, was Vice President of Fermentation and Process Research for the Kelco division of Merck, where he led the development and commercialization of several major new products and processing technologies. Dr. Flatt is the author of six patents and numerous professional papers. He received his B.S. in chemical engineering from the Massachusetts Institute of Technology, his M.S. in chemical engineering from the University of California — Berkeley, and his Ph.D. in chemical and biochemical engineering from the University of Wisconsin — Madison.

PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information as of March 31, 2003 (unless otherwise specified) with respect to the beneficial ownership of Martek’s common stock of each person who is known by Martek to own beneficially more than 5% of the outstanding shares of common stock, each director, the Chief Executive Officer and each of the five other most highly compensated executives of Martek, and all directors and executive officers as a group:

			Percentage of
			Shares Outstanding

	Shares		Prior to the	After the
Name and Address of Beneficial Owners	Beneficially Owned(1)		Offering	Offering

Eastbourne Capital Management, L.L.C.	3,794,998	(2)	16.03%	14.42%
1101 Fifth Avenue, Suite 160
San Rafael, California 94901
Essex Investment Management Co., L.L.C.	1,579,355	(3)	6.68%	6.01%
125 High Street, 29th Floor
Boston, MA 02110
The College Retirement Equities Fund	1,365,502	(4)	5.78%	5.20%
730 Third Avenue
New York, NY 10017
George W. Haywood	1,260,600	(5)	5.33%	4.79%
c/o Cronin & Vris, LLP
380 Madison Avenue, 24th Floor
New York, NY 10017
RS Investment Management Co. LLC	1,193,750	(6)	5.05%	4.54%
388 Market Street
San Francisco, CA 94111
Jules Blake, Ph.D.	51,455	(7)	*	*
Ann L. Johnson, M.D.	72,500	(8)	*	*
Sandra Panem, Ph.D.	517,401	(9)	2.17%	1.96%
Henry Linsert, Jr.	780,290	(10)	3.23%	2.91%
Douglas J. MacMaster	94,000	(11)	*	*
John H. Mahar	74,350	(12)	*	*
Eugene H. Rotberg	114,750	(13)	*	*
Gordon S. Macklin	166,143	(14)	*	*
William D. Smart	103,650	(15)	*	*
Robert J. Flanagan	170,621	(16)	*	*
Richard J. Radmer, Ph.D.	540,000	(17)	2.27%	*
Thomas C. Fisher	318,505	(18)	1.33%	1.20%
Jerome C. Keller	273,000	(19)	1.14%	1.03%
George P. Barker	101,179	(20)	*	*
Peter L. Buzy	174,000	(21)	*	*
All Executive Officers and Directors as a group (16 persons)	3,582,134		13.84%	12.56%

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of March 31, 2003 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option or warrant but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated otherwise, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)	Includes currently exercisable warrants to purchase 31,495 shares. Eastbourne Capital Management, L.L.C. has shared voting and dispositive power with respect to all of the shares beneficially owned by them. One of the funds managed by Eastbourne Capital Management, L.L.C., Black Bear Offshore Master Fund Limited, reported beneficial ownership of 2,466,726 shares of common stock, or 10.6% of Martek’s outstanding common stock, and has shared voting and dispositive power with respect to these shares. Another one of the funds managed by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., reported beneficial ownership of 1,192,595 or 5.1% of Martek’s outstanding common stock, and has shared voting and dispositive power with respect to these shares. The foregoing information is based solely on a Form 13G and amendments thereto, filed February 13, 2003.

(3)	Based solely on a Form 13G filed on January 14, 2003, Essex Investment Management Co., L.L.C. has sole dispositive power with respect to all of the shares reported beneficially owned by them and sole voting power of 1,379,375 shares.

(4)	Based solely on a Form 13G filed on February 14, 2003, The College Retirement Equities Fund has shared dispositive power with respect to all of the shares reported beneficially owned by them.

(5)	Includes currently exercisable warrants to purchase 31,496 shares. Mr. Haywood shares voting and dispositive power on 74,400 shares, of which 14,400 shares are owned by his spouse and 60,000 shares are owned jointly with his mother.

(6)	Based solely on a Form 13G filed on February 14, 2003, RS Investment Management Co. LLC shares voting and dispositive power with respect to all shares reported beneficially owned by them.

(7)	Includes currently exercisable options to purchase 48,500 shares.

(8)	Consists of currently exercisable options to purchase 72,500 shares.

(9)	Includes 344,319 shares owned and currently exercisable warrants to purchase 94,489 shares held by Cross Atlantic Partners, of which Dr. Panem is a partner. Dr. Panem currently owns 6,093 shares of common stock and holds currently exercisable options to purchase 72,500 shares.

(10)	Includes currently exercisable options to purchase 555,000 shares.

(11)	Includes currently exercisable options to purchase 73,500 shares.

(12)	Consists of currently exercisable options to purchase 74,350 shares.

(13)	Includes currently exercisable options to purchase 73,500 shares.

(14)	Includes 40,000 shares owned by The Gordon S. Macklin Family Trust, 31,143 shares owned by The Macklin Family Limited Partnership, 30,000 shares owned by The Macklin Family Limited Partnership — MD and currently exercisable options to purchase 65,000 shares. Excludes 2,000 shares owned by other members of Mr. Macklin’s family and 20,000 shares owned by The Marilyn Macklin Family Trust as Mr. Macklin disclaims beneficial ownership of those shares.

(15)	Includes currently exercisable options to purchase 73,500 shares.

(16)	Includes 157,298 shares owned by CNF Investments, LLC, of which Mr. Flanagan is a manager and member, and 3,000 shares owned by The Flanagan Family Foundation, of which Mr. Flanagan is a general partner. Mr. Flanagan currently holds exercisable options to purchase 10,323 shares.

(17)	Includes 40,000 shares owned by Dr. Radmer’s wife, 200,000 shares owned by the Radmer Family L.P., and currently exercisable options to purchase 190,000 shares.

(18)	Includes currently exercisable options to purchase 265,000 shares.

(19)	Includes currently exercisable options to purchase 270,000 shares.

(20)	Includes currently exercisable options to purchase 100,000 shares.

(21)	Consists of currently exercisable options to purchase 174,000 shares.

SELLING STOCKHOLDER

      Richard J. Radmer, Ph.D., our former President and Chief Scientific Officer and currently a director, directly or through certain family trusts and partnerships is offering through this prospectus supplement, as selling stockholder, 315,000 shares of Martek common stock. Prior to this offering, Dr. Radmer beneficially owned 540,000 shares of Martek common stock. The number of total outstanding shares of Martek common stock that Dr. Radmer will beneficially own after he sells all of the shares in this offering will be 225,000 shares. Based on the number of shares of common stock outstanding as of March 31, 2003, Dr. Radmer will not beneficially hold more than 1% of Martek’s common stock after the offering.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as sole bookrunning manager and lead manager of the offering and Citigroup Global Markets Inc., Adams, Harkness & Hill, Inc. and Needham & Company, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriter	Shares

Citigroup Global Markets Inc.	1,266,750
Adams, Harkness & Hill, Inc.	774,125
Needham & Company, Inc.	774,125

Total	2,815,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $1.0323 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 422,250 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, certain of our officers and directors and the selling stockholder have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, other than (1) shares of our common stock or options to purchase shares of our common stock issuable pursuant to any of our employee or director stock option plans, stock ownership plans or dividend reinvestment plans in effect as of the date of this prospectus supplement, (2) shares of our common stock issuable upon the conversion of securities or the exercise of warrants outstanding as of the date of this prospectus supplement and (3) additional shares of our common stock issuable to former shareholders of OmegaTech in connection with the earnout provisions of the Agreement and Plan of Merger, dated March 25, 2002, as such agreement is in effect as of the date of this prospectus supplement. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our common stock is quoted on the Nasdaq National Market under the symbol “MATK.”

      The following table shows the underwriting discounts and commissions that we and the selling stockholder are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Martek		Paid by Stockholder

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$1.5881	$1.5881	$1.5881	$1.5881
Total	$3,970,250	$4,640,825	$500,252	$500,252

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We and the selling stockholder estimate that our portion of the total expenses of this offering will be approximately $400,000.

      Adams, Harkness & Hill has performed investment banking and advisory and other services for us from time to time for which they have received customary fees and expenses. Citigroup and Needham & Company, Inc. have not previously performed these services for us. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      The validity of the securities offered by this prospectus supplement will be passed upon for us by Hogan & Hartson L.L.P., Baltimore, Maryland. Certain legal matters in connection with this offering will be passed on for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

REPORT OF INDEPENDENT AUDITORS

Board of Directors

Martek Biosciences Corporation

      We have audited the accompanying consolidated balance sheets of Martek Biosciences Corporation as of October 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended October 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Martek Biosciences Corporation at October 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

McLean, Virginia

December 10, 2002 except for Note 16
as to which the date is December 20, 2002

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED BALANCE SHEETS

		October 31,
	January 31,
	2003	2002	2001

	(unaudited)

(In thousands, except share and per share data)
Assets
Current assets
Cash and cash equivalents	$21,080	$20,419	$20,645
Short-term investments and marketable securities	—	2,000	6,037
Accounts receivable, net	12,021	9,597	5,101
Inventories, net	10,705	9,718	6,466
Other current assets	2,085	1,312	800

Total current assets	45,891	43,046	39,049

Property, plant and equipment, net	42,250	36,506	16,724
Goodwill	25,257	25,568	—
Intangible asset-DHA Gold Brand of Products, net	10,117	10,295	—
Other intangible assets, net	8,192	8,202	773
Other assets	496	695	57

Total assets	$132,203	$124,312	$56,603

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$4,797	$3,854	$1,451
Accrued liabilities	9,243	6,687	4,108
Obligations under capital leases	66	111	—
Note payable	3,121	—	—
Current portion of unearned revenue	1,969	1,937	1,990

Total current liabilities	19,196	12,589	7,549
Long-term portion of unearned revenue	2,331	2,246	2,353
Commitments	—	3,500	—

Stockholders’ equity
Preferred stock, $.01 par value, 4,700,000 shares authorized; none issued or outstanding	—	—	—
Series A junior participating preferred stock, $.01 par value, 300,000 shares authorized; none issued or outstanding	—	—	—
Common stock, $.10 par value; 100,000,000 shares authorized; 23,557,026, 23,331,091 and 19,552,316 shares issued and outstanding at January 31, 2003, October 31, 2002 and October 31, 2001, respectively	2,356	2,333	1,955
Additional paid-in capital	233,819	231,224	148,161
Deferred compensation	—	(20)	(89)
Accumulated other comprehensive income	—	—	1
Accumulated deficit	(125,499)	(127,560)	(103,327)

Total stockholders’ equity	110,676	105,977	46,701

Total liabilities and stockholders’ equity	$132,203	$124,312	$56,603

See accompanying notes to consolidated financial statements

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	January 31,		Year Ended October 31,

	2003	2002	2002	2001	2000

	(unaudited)

(In thousands, except share and per share data)
Revenues
Product sales and royalties:
Nutritional product sales and royalties	$20,209	$5,734	$45,114	$16,801	$6,872
Other product sales	289	209	789	1,774	1,854
Total product sales and royalties	20,498	5,943	45,903	18,575	8,726
Other revenue	47	27	152	249	951

Total revenues	20,545	5,970	46,055	18,824	9,677
Costs and expenses
Cost of product sales	12,342	4,184	29,794	12,554	7,092
Research and development	2,787	2,996	11,648	12,705	12,517
Acquired in-process research and development	—	—	15,788	—	—
Restructuring charge/(reversal)	(250)	—	1,266	—	—
Selling, general and administrative	3,742	1,996	12,344	7,969	6,942
Other operating expenses	—	—	406	565	—
Total costs and expenses	18,621	9,176	71,246	33,793	26,551

Income/(loss) from operations	1,924	(3,206)	(25,191)	(14,969)	(16,874)
Other income/(expense)
Interest income	52	164	607	1,123	1,240
Interest expense	(4)	—	(9)	(9)	(193)
Other income	89	95	360	153	100

Total other income	137	259	958	1,267	1,147

Net income/(loss)	$2,061	$(2,947)	$(24,233)	$(13,702)	$(15,727)

Net income/(loss) per share
Basic	$0.09	$(0.15)	$(1.10)	$(0.73)	$(0.91)

Diluted	$0.08	$(0.15)	$(1.10)	$(0.73)	$(0.91)

Weighted average common shares outstanding
Basic	23,368,266	20,185,410	21,982,117	18,863,924	17,335,403
Diluted	24,662,609	20,185,410	21,982,117	18,863,924	17,335,403

See accompanying notes to consolidated financial statements

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common Stock		Additional		Comprehensive
			Paid-in	Deferred	Income
	Shares	Amount	Capital	Compensation	(Loss)	Deficit	Total

(In thousands, except share data)
Balance at October 31, 1999	16,492,229	$1,649	$107,447	$—	$(27)	$(73,898)	$35,172
Issuance of common stock and warrants in private placement, net of issuance costs	845,652	85	10,128	—	—	—	10,212
Exercise of stock options and warrants	468,198	47	5,554	—	—	—	5,601
Deferred compensation on stock options	—	—	346	(346)	—	—	—
Amortization of deferred compensation	—	—	—	173	—	—	173
Net loss	—	—	—	—	—	(15,727)	(15,727)
Other comprehensive income:
Unrealized gain on investments	—	—	—	—	25	—	25
Comprehensive loss							(15,703)

Balance at October 31, 2000	17,806,079	1,781	123,475	(173)	(2)	(89,625)	35,455
Issuance of common stock and warrants in private placement, net of issuance costs	1,279,237	128	18,582	—	—	—	18,710
Exercise of stock options and warrants	467,000	47	5,877	—	—	—	5,924
Deferred compensation on stock options	—	—	227	(227)	—	—	—
Amortization of deferred compensation	—	—	—	312	—	—	312
Net loss	—	—	—	—	—	(13,702)	(13,702)
Other comprehensive income:
Unrealized gain on investments	—	—	—	—	3	—	3
Comprehensive loss							(13,699)

Balance at October 31, 2001	19,552,316	1,955	148,161	(89)	1	(103,327)	46,701
Issuance of common stock in private placement, net of issuance costs	1,177,000	118	21,171	—	—	—	21,289
Exercise of stock options and warrants	836,047	84	9,977	—	—	—	10,061
Deferred compensation on stock options	—	—	149	(149)	—	—	—
Amortization of deferred compensation	—	—	—	218	—	—	218
Shares issued in connection with purchase of OmegaTech, Inc.	1,765,728	176	51,766	—	—	—	51,942
Net loss	—	—	—	—	—	(24,233)	(24,233)
Other comprehensive loss:
Unrealized loss on investments	—	—	—	—	(1)	—	(1)
Comprehensive loss							(24,234)

Balance at October 31, 2002	23,331,091	2,333	231,224	(20)	—	(127,560)	105,977
Exercise of stock options and warrants (unaudited)	225,935	23	2,595				2,618
Amortization of deferred compensation (unaudited)				20			20
Net income (unaudited)						2,061	2,061

Balance at January 31, 2003 (unaudited)	23,557,026	$2,356	$233,819	$—	$—	$(125,499)	$110,676

See accompanying notes to consolidated financial statements

MARTEK BIOSCIENCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	January 31,		Year ended October 31,

	2003	2002	2002	2001	2000

	(unaudited)

(In thousands)
Operating activities
Net income/(loss)	$2,061	$(2,947)	$(24,233)	$(13,702)	$(15,727)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	626	450	1,861	1,720	1,552
Amortization	414	36	772	239	7
Amortization of deferred compensation	20	79	218	312	173
Acquired in-process research and development	—	—	15,788	—	—
Other non-cash items	—	—	—	—	261
Changes in operating assets and liabilities:
Accounts receivable	(2,424)	1,374	(3,934)	(2,581)	(874)
Inventories	(987)	(2,387)	(1,967)	(1,341)	90
Other assets	(599)	(358)	(746)	1,065	(1,439)
Accounts payable	943	(260)	(385)	503	255
Accrued liabilities	2,487	(1,300)	(588)	128	2,650
Unearned revenue	117	(80)	(160)	(245)	4,588

Net cash provided by/(used in) operating activities	2,658	(5,393)	(13,374)	(13,902)	(8,464)
Investing activities
Purchase of short-term investments and marketable securities	—	(10,005)	(9,967)	(37,028)	(26,971)
Proceeds from sale of short-term investments and marketable securities	2,000	2,000	14,000	47,576	25,565
Capitalization of patent cost	(200)	(215)	(1,230)	(547)	(472)
Purchase of property, plant and equipment	(6,370)	(2,313)	(21,108)	(2,298)	(2,229)
Cash impact of purchase transaction	—	—	191	—	—

Net cash provided by/(used in) investing activities	(4,570)	(10,533)	(18,114)	7,703	(4,107)
Financing activities
Repayment of notes payable	—	—	—	(472)	(1,479)
Principal payments on capital leases	(45)	—	(88)	—	—
Proceeds from the exercise of warrants and options	2,618	2,958	10,061	5,924	5,339
Proceeds from the issuance of common stock and warrants	—	21,289	21,289	18,710	10,213
Net cash provided by financing activities	2,573	24,247	31,262	24,162	14,073

Net increase/(decrease) in cash and cash equivalents	661	8,321	(226)	17,963	1,502
Cash and cash equivalents at beginning of year	20,419	20,645	20,645	2,682	1,180

Cash and cash equivalents at end of period	$21,080	$28,966	$20,419	$20,645	$2,682

Supplemental disclosure of non-cash investing and financing activities:

      In April 2002, the Company acquired OmegaTech, Inc. for 1,765,728 shares of the Company’s common stock and converted vested options held by OmegaTech employees into options to acquire 154,589 shares of the Company’s common stock.

      For the years ended October 31, 2002, 2001 and 2000, the Company incurred an unrealized net holding gain/(loss) totaling $0, $(1) and $3, respectively, associated with its investments available for sale.

See accompanying notes to consolidated financial statements

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business Description

      Martek Biosciences Corporation (the “Company” or “Martek”), a Delaware corporation, was founded in 1985. The Company develops, manufactures and sells products from microalgae. The Company’s products include: (1) nutritional oils used in infant formula, nutritional supplements and food fortification ingredients; and (2) new, powerful fluorescent markers for diagnostics, rapid miniaturized screening, and gene and protein detection.

      Martek’s nutritional oils are comprised of fatty acid components, primarily docosahexaenoic acid, commonly known as DHA, and arachidonic acid, commonly known as ARA. Many researchers believe that these fatty acids may enhance mental and visual development in infants, and play a pivotal role in brain function throughout life. Low levels of DHA in adults have also been linked to a variety of health risks, including cardiovascular problems, cancer and various neurological and visual disorders. Research is underway to assess what impact, if any, supplementation with the Company’s DHA will have on these health risks. Martek’s fluorescent detection products and technologies can aid researchers in drug discovery and diagnostics. The Company is also developing additional applications of its patented technology based upon microalgae including its algal genomics technology.

      In April 2002, the Company acquired OmegaTech, Inc. (“OmegaTech”) a low-cost algal DHA producer located in Boulder, Colorado. Subsequent to the acquisition, OmegaTech’s name was changed to Martek Biosciences Boulder Corporation (“Martek Boulder”). OmegaTech had been in the fermentable DHA business since 1987 and had accumulated over 100 issued and pending patents protecting its DHA technology.

2.	Summary of Significant Accounting Policies

      Consolidation The consolidated financial statements include the accounts of Martek and its wholly owned subsidiary, Martek Boulder, after elimination of all significant intercompany balances and transactions.

      Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Segment Information The Company currently operates in one business segment, that being the development and commercialization of novel products from microalgae. The Company is managed and operated as one business. The entire business is comprehensively managed by a single management team that reports to the Chief Executive Officer. The Company does not operate separate lines of business or separate business entities with respect to its products or product candidates. Accordingly, the Company does not accumulate discrete financial information with respect to separate product areas and does not have separately reportable segments as defined by SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”

      Revenue Recognition The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. Revenue is recognized on product sales when goods are shipped. Cash received as a payment on future purchases is deferred and recognized as revenue as the related shipments are made. Royalty revenue is recognized when product is sold to the end users. Cash received as a prepayment on future royalties is deferred and recognized as product is sold to the end users. Revenue from product licenses is deferred and recognized on a straight-line basis over the term of the agreement. Revenues on cost reimbursement and fixed price contracts are recognized on the percentage of completion method of accounting as costs are incurred. Revenue recognized is not subject to repayment. Cash received that is related to future performance under such contracts is deferred and recognized as revenue when earned. At October 31, 2002, the Company had

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approximately $1.9 million in short-term and $2.2 million in long-term unearned revenue relating to third-party license agreements and prepayments on product purchases.

      Foreign Currency Transactions Foreign currency transactions are translated into U.S. dollars at prevailing rates. Gains or losses resulting from foreign currency transactions are included in current period income or loss as incurred. Currently, all material transactions of the Company are denominated in U.S. dollars, and the Company has not entered into any material transactions that are denominated in foreign currencies.

      Research and Development Research and development costs are charged to operations as incurred and include internal labor, material and overhead costs associated with the Company’s ongoing research and development activity, in addition to third-party costs for contracted work as well as ongoing clinical trial costs. Over 40% of the Company’s research and development expenditures in 2002 were associated with development activity at the Winchester, KY plant. The Company’s total research and development expense was approximately $11.6 million in 2002, $12.7 million in 2001 and $12.5 million in 2000.

      Advertising Costs All advertising costs are expensed when incurred. Advertising costs expensed for the years ended October 31, 2002, 2001 and 2000 approximated $1.2 million, $1.2 million, and $1.7 million, respectively.

      Interest Interest paid by the Company amounted to approximately $4,000 in 2002, $10,000 in 2001 and $197,000 in 1999.

      Income Taxes Under the SFAS 109, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided against assets, including net operating losses, if it is anticipated that some or all of the asset may not be realized through future taxable earnings. For the years ended October 31, 2002, 2001 and 2000 the Company paid no income taxes.

      Net Loss Per Share Net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Common equivalent shares from stock options and warrants are excluded when their effect is antidilutive.

      Comprehensive Income (Loss) Under SFAS No. 130, the Company is required to display comprehensive income (loss) and its components as part of the financial statements. Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss), which includes certain changes in equity that are excluded from net income (loss). The Company includes unrealized holding gains and losses on available-for-sale securities in other comprehensive income (loss) on its Consolidated Statements of Stockholders’ Equity.

      Cash and Cash Equivalents Cash equivalents consist of highly liquid investments with an original maturity of three months or less and are stated at market value.

      Short-Term Investments and Marketable Securities The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at specific identification cost and consist of U.S. government obligations or U.S. agency obligations with average maturities of less than one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. Realized gains and losses and declines in value judged to be other than temporary are included in other income, based on the specific identification method.

      Fair Value of Financial Instruments The Company considers the recorded cost of its financial assets and liabilities, which consists primarily of cash and cash equivalents, short-term investments and marketable

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securities, accounts receivable and accounts payable, to approximate the fair value of the respective assets and liabilities at October 31, 2002.

      Concentration of Credit Risk and Significant Customers Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company’s reserve for uncollectible accounts at October 31, 2002 and 2001 was not material. The Company grants credit to customers based on evaluations of their financial condition, generally without requiring collateral. Concentrations of credit risk with respect to accounts receivable are present due to the small number of customers comprising the Company’s customer base. However, the credit risk is reduced through the Company’s efforts to monitor its exposure for credit losses and maintain allowances, if necessary. Two customers accounted for approximately 79% of the Company’s sales for fiscal 2002, 72% for fiscal 2001 and 34% for fiscal 2000. These two customers accounted for approximately 73% and 80% of the Company’s outstanding accounts receivable balance at October 31, 2002 and 2001, respectively. The Company’s policy is to perform an analysis of the recoverability of its trade accounts receivable at the end of each reporting period and to establish allowances for those accounts considered uncollectible. The Company analyzes historical bad debts, customer concentrations, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

      Inventories Inventories are stated at the lower of cost or market, reflect appropriate reserves for potential obsolete, slow moving or otherwise impaired material, and include appropriate elements of material, labor and indirect costs. Inventories are valued using a weighted average approach that approximates the first-in, first-out method. The Company analyzes both historical and projected sales volumes and, when needed, reserves for inventory that is either obsolete, slow moving or impaired.

      Property, Plant and Equipment Property, plant and equipment, including leasehold improvements, are stated at cost and depreciated or amortized when placed into service using the straight-line method, based on useful lives which are twenty years for the Company’s fermentation plant, fifteen years for the Company’s oil processing plant, generally ten years for machinery and equipment, five years for furniture and fixtures, and the shorter of the useful life or the lease term for leasehold improvements. Costs for capital assets not yet placed into service, including those related to expansion of the Company’s Winchester, KY fermentation facility, have been capitalized as construction in progress and will be depreciated in accordance with the above guidelines once placed into service.

      Goodwill and Purchased Intangible Assets In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

      The Company recorded goodwill and purchased intangible assets in its acquisition of OmegaTech in April, 2002 (see Note 3). The goodwill acquired in the OmegaTech acquisition is subject to the provisions of SFAS 142 and accordingly, is not being amortized. The Company is required to perform an annual impairment review of its goodwill balance beginning with a recurring annual measurement date. The Company has chosen August 1 to be its annual measurement date for its annual impairment review and will perform its first review as of August 1, 2003.

      Purchased intangible assets are carried at cost less accumulated amortization. Amortization is computed over the estimated useful lives of the respective assets, generally ten to fifteen years.

      Impairment of Long-Lived Assets The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of

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the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Recoverability measurement and estimating of undiscounted cash flows is done at the lowest possible level for which there are identifiable assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. To date, the Company has not incurred any impairment losses.

      Patents Patents include issued and pending patents and are stated at cost. Amortization of patents and patent-related costs is recorded using the straight-line method over the legal lives of the patents, generally for periods up to 17 years. The carrying value of patents is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a patent may not be recoverable. Recoverability of patents is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the patent. If such patents are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Patent-related amortization expense was approximately $356,000 in 2002, $239,000 in 2001 and $7,000 in 2000. Accumulated patent amortization totaled approximately $602,000 and $246,000 at October 31, 2002 and 2001, respectively.

      Stock-Based Compensation The Company has adopted Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 allows companies to either account for employee stock-based compensation under the new provisions of SFAS No. 123 or under the provisions of APB No. 25, “Accounting for Stock Issued to Employees.” The Company has elected to continue accounting for its employee stock-based compensation in accordance with the provisions of APB No. 25. Stock-based compensation for non-employees is accounted for using the fair value method in accordance with SFAS No. 123. The Company has made pro forma disclosures required by SFAS No. 123 for all options granted (see Note 13).

      Reclassification Certain amounts in the prior years’ financial statements have been reclassified to conform to the current year presentation.

      Recently Issued Accounting Pronouncements In October 2001, FASB issued Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). The Statement supersedes FASB Statement No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of “(SFAS 121), however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be held and used. SFAS 144 is effective for the Company beginning November 1, 2002. The Company does not expect the provisions of SFAS 144 to have a material impact on its financial position, results of operations or liquidity.

      In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated With Exit or Disposal Activities”. SFAS 146 nullifies previous accounting guidance and requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material impact on its financial position, results of operations or liquidity.

3.	Acquisition of OmegaTech, Inc.

      On April 25, 2002, the Company completed its purchase of OmegaTech, Inc., a DHA-producer located in Boulder, Colorado. Upon the completion of the acquisition, OmegaTech became a wholly-owned subsidiary of the Company and its name was changed to Martek Biosciences Boulder Corporation.

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      The Company issued 1,765,728 shares of the Company’s common stock in exchange for all of the outstanding capital stock of OmegaTech. These shares were valued at $27.88 per share, which approximated the market value of Martek’s stock on the closing date. A portion of the stock proceeds from this issuance were used by the former OmegaTech shareholders to pay off certain pre-closing liabilities to certain lenders and vendors of OmegaTech, and to certain employees to satisfy certain liabilities of OmegaTech. The aggregate purchase price for OmegaTech was approximately $54.1 million, of which approximately $49.3 million was related to the value of 1,765,728 shares of the Company’s common stock ($1.5 million of which related to OmegaTech transaction costs paid by the Company), approximately $2.1 million was for the Company’s acquisition-related fees and expenses, and approximately $2.7 million was related to the fair value of 154,589 vested OmegaTech stock options that were assumed as part of the transaction. The purchase agreement also provides for additional stock consideration of up to $40 million if certain milestones are met. Two of these milestones relate to operating results (sales and gross profit margin objectives through October 2004) and two relate to regulatory and labeling approvals in the U.S. and Europe. The total Martek common stock that may be issued relating to this additional consideration is approximately 1.4 million shares based on the closing deal price of $27.88 per share, but may increase to approximately 2.3 million shares depending on the average market price of the Company’s stock on the dates that the milestones are achieved. The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and, accordingly, the results of operations of OmegaTech have been included in the accompanying consolidated statements of operations from the date of the acquisition. In accordance with SFAS No. 141, the purchase price has been allocated to the assets and liabilities of OmegaTech based on their fair value.

      As part of the purchase price allocation, all intangible assets that were a part of the acquisition were identified and valued. It was determined that the technology assets acquired had continuing value. As a result of this identification and valuation process, the Company allocated approximately $15.8 million of the purchase price to in-process research and development projects. This allocation represented the estimated fair value based on risk-adjusted cash flows pertaining to the incomplete research and development related primarily to two projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. Accordingly, the acquired in-process research and development was charged to expense as of the date of the acquisition. The Company has revised the preliminary purchase price allocation as of October 31, 2002, as permitted under SFAS 142, primarily to adjust the life and assigned value to the trademarks acquired in the acquisition to properly reflect the Company’s marketing strategy.

      As a result of the revised valuation of the purchase price and identification of related assets, the Company allocated the following to identifiable intangible assets at October 31, 2002:

		Estimated
Intangible Asset	Fair Value	Useful Life

	(In thousands)
Trademarks	$1,803	15 Years
Patents	$3,039	10 Years
Core technology	$1,708	15 Years
DHA Gold Brand of Products	$10,676	15 Years

      Core technology represents the proprietary capabilities acquired in microbial strain isolation, strain development and fermentation process development. DHA Gold Brand of Products represents the value of the brand of products obtained by Martek in the acquisition. All of the intangible assets acquired were valued utilizing an income-based approach, which focuses on the income producing capability of the acquired asset and best represents the present value of the future economic benefits to be derived from them.

      The excess of the purchase price over the fair value of tangible and identifiable intangible net assets of approximately $25.6 million, has been allocated to goodwill. Any additional stock consideration that may be

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issued upon the meeting of certain milestones as described above will also be accounted for as goodwill. In accordance with SFAS No. 142, goodwill will not be systematically amortized but, rather, the Company will perform an annual assessment for impairment by applying a fair-value-based test.

      The aggregate purchase price of approximately $54.1 million, including acquisition costs, was allocated as follows:

(In thousands)
Trademarks	$1,803
Patents	3,039
Core technology	1,708
DHA Gold Brand of Products	10,676
In-process research and development	15,788
Goodwill	25,568

Total intangible assets purchased	58,582
Tangible net liabilities assumed at fair value	(4,517)

Total aggregate purchase price	$54,065

      The above allocation of the purchase is subject to revision based on the final determination of fair values, including the final assessment of certain tax matters, and is anticipated to be completed during the Company’s second quarter of fiscal year 2003.

      The following unaudited pro forma operating results combine the results of the Company for the years ended October 31, 2002 and 2001 with the results of the former OmegaTech entity for the years ended October 31, 2002 and 2001, assuming the acquisition had been consummated at the beginning of each period. These pro forma amounts for both periods presented exclude the one-time charge of $15.8 million for in-process research and development related to the acquisition.

	For the Year Ended
	October 31,

	2002	2001

	(In thousands, except per
	share data)
Revenues	$48,862	$25,698
Net loss	$(14,493)	$(29,796)
Net loss per share — basic and diluted	$(0.63)	$(1.44)
Weighted average shares outstanding	22,865	20,630

4.	Sale of Stable Isotopes Product Line

      On November 1, 2001 the Company sold the assets, consisting primarily of inventory and technology, surrounding the former stable isotope product line to Spectra Gases, Inc., a privately held New Jersey company. As part of the agreement, Martek received approximately $800,000 for the assets of the stable isotope business. The Company also retained an ongoing royalty from future reagent sales for five years, up to a maximum of $500,000, and also received a 9% equity position and royalty interest in a new company that was formed to pursue the high-end protein labeling technology. As of October 31, 2002 the value of the investment in the new company was fully reserved. During 2002, the Company recognized approximately $106,000 in royalty revenue in connection with this arrangement.

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5.	Short-term Investments and Marketable Securities

      The Company has classified all debt securities as available-for-sale. Available-for-sale securities are carried at specific identification and have average maturities of under one year. Unrealized gains and losses on these securities are reported as accumulated other comprehensive income (loss), which is a separate component of stockholders’ equity. The amount of unrealized holding gain (loss) on these available-for-sale securities was $(14) and $1,015 at October 31, 2002 and 2001, respectively. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, based on the specific identification method. There were no realized gains or losses recorded for the years ended October 31, 2002, 2001, or 2000. Available-for-sale securities consisted of U.S. government and agency obligations and totaled approximately $2.0 million and $6.0 million at October 31, 2002 and 2001, respectively. At October 31, 2002 and 2001, the estimated fair value of these securities approximated cost.

6.	Inventories

      Inventories consisted of the following:

	October 31,

	2002	2001

	(In thousands)
Finished products	$3,443	$5,575
Work in process	6,078	711
Raw materials	397	274

Total inventory	9,918	6,560
Less inventory reserve	(200)	(94)

Inventory, net	$9,718	$6,466

      Approximately $1.9 million of the inventory balance in 2002 as compared to 2001 related to inventory purchased in the OmegaTech transaction used for the food and beverage and animal feed markets.

7.	Property, Plant and Equipment

      Property, plant and equipment consisted of the following:

	October 31,

	2002	2001

	(In thousands)
Land	$150	$150
Building and improvements	1,871	1,795
Machinery and equipment	23,906	21,335
Furniture and fixtures	1,598	1,017
Leasehold improvements	556	496
Construction in progress	19,960	1,605

Property, plant and equipment	48,041	26,398
Less accumulated depreciation	(11,535)	(9,674)

Net property, plant and equipment	$36,506	$16,724

      Depreciation and amortization expense on property, plant and equipment amounted to approximately $1.9 million, $1.7 million and $1.6 million for the years ended October 31, 2002, 2001, and 2000, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Goodwill and Intangible Assets

      As of October 31, 2002 and 2001, the Company’s intangible assets and related accumulated amortization consisted of the following:

	As of October 31, 2002			As of October 31, 2001

		Accumulated			Accumulated
Intangible Asset	Gross	Amortization	Net	Gross	Amortization	Net

	(In thousands)
Trademarks	$1,809	$—	$1,809	$—	$—	$—
Patents	5,287	602	4,685	1,019	246	773
Core technology	1,708	—	1,708	—	—	—
DHA Gold Brand of Products	10,676	381	10,295	—	—	—
Goodwill	25,568	—	25,568	—	—	—

Total	$45,048	$983	$44,065	$1,019	$246	$773

      The Company recorded amortization expense of approximately $772,000 in 2002, $239,000 in 2001 and $7,000 in 2000. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding 5 years will be approximately $1.5 million.

9.	Notes Payable

      At October 31, 2002, the Company had no outstanding notes payable. Two term loans, which were used to finance the Company’s fermentation and extraction facilities in Winchester, KY were paid down in full in July 2000 and March 2001.

10.	Restructuring Charge

      On July 29, 2002, the Company announced a restructuring of the food and beverage sales and marketing efforts. As part of this restructuring, eight employees and five consultants associated with food and beverage sales were terminated. A one-time operating charge of approximately $1.3 million was recorded in fiscal year 2002 to account for severance and other costs associated with this restructuring. Employee separation benefits of approximately $766,000 under the restructuring plan include severance, medical, and other benefits. Other costs of the restructuring, totaling approximately $500,000, include consultant termination costs, idle office space and professional fees. As of October 31, 2002, approximately $242,000 has been paid in employee separation benefits and approximately $187,000 has been paid in other costs, resulting in a remaining accrued liability related to the restructuring of approximately $837,000, relating primarily to certain contractual liabilities as of the restructuring date.

11.	Commitments

      Leases The Company leases its Maryland premises under an operating lease agreement that expires in November 2004. The terms of the lease call for annual rent escalations of 3%. The Company has an option to extend the lease for five additional years at 95% of the then-prevailing fair rental value. The Company also leases its premises in Boulder, Colorado under an operating lease that expires in May 2005. The terms of the lease call for annual rent escalations based on CPI, not to exceed 5%. Additionally, the Company leases certain equipment classified as operating leases at its Winchester, KY manufacturing facility and its Boulder, CO offices. Rent expense was approximately $742,000 in 2002, $434,000 in 2001 and $403,000 in 2000. The Company received sublease income of approximately $352,000 in 2002, $133,000 in 2001 and $98,000 in 2000 for office and lab space that it subleases in Columbia, MD.

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      Future minimum lease payments under operating leases at October 31, 2002, assuming the Company will not exercise any additional cancellation, renewal or expansion rights it has under the leases, are as follows

	Rent Expense	Sublet Income	Net Expense

	(In thousands)
2003	$695	$301	$394
2004	687	171	516
2005	600	—	600
2006	4	—	4
2007 and after	—	—	—

	$1,986	$472	$1,514

      The Company has four capital leases covering lab equipment and furniture at its Boulder office with a recorded value of $169,000 and accumulated amortization of $9,000 at October 31, 2002. All four of these capital leases expire during fiscal year 2003 with future minimum lease payments totaling approximately $111,000. Depreciation for the assets under these leases since the date of acquisition is included in the Company’s depreciation expense for fiscal year 2002.

      Scientific Research Collaborations The Company has entered into various collaborative research and license agreements for its non-nutritional algal technology. Under these agreements, the Company is required to fund research or to collaborate on the development of potential products. The Company currently has no commitments to fund such future development activities. Certain of these agreements also commit the Company to pay royalties upon the sale of certain products resulting from such collaborations. For the year ended October 31, 2002 and 2001, Martek incurred approximately $106,00 and $27,000, respectively, in royalties under such agreements pertaining to the Company’s fluorescent detection products.

      Government Grants Costs under U.S. government contracts are subject to audit by the appropriate U.S. government agency. Management believes that cost disallowances, if any, arising from audits of costs charged to government contracts through October 31, 2002, would not have a material effect on the financial statements.

      Royalties The Company is a party to a settlement agreement in which OmegaTech had previously licensed and then transferred back certain technology relating to human and animal applications for DHA developed by a third-party. The 10-year agreement calls for minimum cash payments as well as ongoing royalties to the third-party upon the sale of products containing OmegaTech’s DHA oil. Under the agreement, the Company must pay royalties of 5% on net sales for human application and aquaculture products, and 2% on net sales for animal application products for sales of DHA derived from OmegaTech’s patented organism. Commencing with the year ending June 30, 2003 through the year ending June 30, 2010, the agreement is subject to annual minimums of $500,000. A $3 million payment is due at the end of the term of the agreement on July 31, 2010. The Company has estimated the present value of the future minimum payments due under this agreement to be approximately $4 million, and has accrued $3.5 million of this amount in long-term liabilities and $500,000 in accrued liabilities at October 31, 2002 as part of its purchase price allocation (see Note 16 “Subsequent Event” for additional information).

      Purchase Commitments Martek currently contracts with a third-party supplier to produce its arachidonic acid oil. At October 31, 2002, the Company had outstanding inventory purchase commitments to this supplier totaling approximately $3.9 million.

      As a result of the acquisition of OmegaTech, the Company is subject to a prior commitment to purchase a minimum quantity of DHA biomass for use in products other than infant formula from a third-party manufacturer. The three-year commitment expires on December 31, 2004 and totals approximately $2.4 mil-

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lion per year. From April 25, 2002 to October 31, 2002, the Company purchased approximately $926,000 of DHA biomass under this commitment.

      Other The Company is involved in various legal actions concerning its intellectual property. Management believes that these actions will not materially affect the Company’s consolidated financial position or results of operations.

12.	License Agreements

      The Company has licensed certain technologies and recognized license fee revenue under various agreements. License fees are recorded as unearned revenue and amortized on a straight-line basis over the term of the agreement. During 2000, the Company received license fees and pre-payments of royalties and product purchases of approximately $4.6 million, of which approximately $159,000, $225,000 and $72,000 was recognized as license and royalty revenue for the years ended October 31, 2002, 2001 and 2000, respectively.

      The balance of these license fees, prepaid royalties and prepaid purchases remaining in unearned revenue was approximately $4.2 million at October 31, 2002 and $4.3 million at October 31, 2001.

      Certain license agreements include ongoing royalty payments, which are based upon a percentage of product sales. The Company’s total royalty revenues were approximately $411,000 in 2002, $1.2 million in 2001 and $948,000 in 2000.

13.	Capital Accounts

      Private Placement of Common Stock On February 8, 2000, the Company sold 845,652 shares of the its common stock and issued warrants to purchase 253,695 shares of common stock in a private placement, resulting in net proceeds of approximately $10.3 million. The stock was issued at $12.12 per share, representing a thirty-day average trading price. The warrants are exercisable for a period of three years from date of issuance at $14.55 per share.

      On March 2, 2001, the Company sold 1,279,237 shares of its common stock and issued warrants to purchase 319,811 shares of common stock in a private placement, resulting in net proceeds of approximately $18.7 million. The stock was issued at $15.875 per share, representing the closing market price on February 27, 2001. The warrants are exercisable for a period of five years from the date of issuance at $19.05 per share.

      On December 17, 2001, the Company sold 1,177,000 shares of its common stock in a private placement resulting in net proceeds to the Company of approximately $21.3 million. The stock was issued at a price of $19.25 per share.

      At October 31, 2002 the Company had warrants outstanding to purchase up to 362,677 shares of common stock. These warrants had a weighted average exercise price of $17.67 per share and a weighted average remaining contractual life of 2.4 years at October 31, 2002.

      Stock Option Plan Options to purchase common stock under the Company’s 1997 Stock Option Plan and the Company’s 2002 Stock Incentive Plan, collectively referred to as the “Option Plans,” are granted at prices as determined by the Board of Directors, but shall not be less than the fair market value of the Company’s common stock on the date of grant. The options are a mix of qualified and nonqualified and generally vest over a period of up to five years. The Company’s Board of Directors determines the exercise dates and term of options (up to a maximum of ten years from the date of grant).

      As result of the Company’s purchase of OmegaTech, the Company assumed 154,589 options from the OmegaTech, Inc. 1996 Stock Option Plan (“OmegaTech Plan”). No new options may be issued under this plan as of the date of the purchase. Under the OmegaTech Plan, prices were determined by the Board of

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Directors, but at an exercise price not less than the fair market value of OmegaTech’s common stock on the date of grant. The options are a mix of qualified and nonqualified and were all 100% vested as of the purchase date.

      Details of shares under option were as follows:

		Weighted
	Number of	Average
	Shares	Price/Share

	(Shares in thousands)
Options Outstanding at October 31, 1999	2,168	$13.16

Granted	940	$13.74
Exercised	(242)	$9.94
Canceled	(53)	$15.27
Options Outstanding at October 31, 2000	2,813	$13.40
Options Exercisable at October 31, 2000	1,389	$14.80

Granted	863	$16.03
Exercised	(203)	$10.59
Canceled	(37)	$16.81
Options Outstanding at October 31, 2001	3,436	$14.17
Options Exercisable at October 31, 2001	1,907	$14.63

Granted	1,554	$25.99
Exercised	(500)	$12.86
Canceled	(332)	$25.14
Options Outstanding at October 31, 2002	4,158	$17.82
Options Exercisable at October 31, 2002	2,603	$15.74

      The Company issued 9,000 options to non-employees during the year ended October 31, 2002 and 24,000 in 2001. These options have vesting periods of between 0-24 months. The fair value of these options has been recorded as deferred compensation and is being amortized over the performance period, which is generally 12 months. Under variable plan accounting, the value of the unvested options will be re-measured and recognized in income at each reporting date until fully vested.

      A total of 789,080 shares of common stock was available for future grants under the Option Plans at October 31, 2002. The weighted average contractual life for all options outstanding under the Option Plans at October 31, 2002 was 7.4 years.

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Detailed information on the options outstanding on October 31, 2002 by price range is set forth below:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
		Average	Average	Remaining	Average
Range of	Options	Remaining	Exercise	Shares	Exercise
Exercise Prices	Outstanding	Contractual Life	Price	Exercisable	Price

	(Shares in thousands)
$ 0.12 - $ 9.75	662	5.8	$6.92	579	$6.78
$10.25 - $14.57	1,536	7.1	$13.14	1,158	$13.03
$15.50 - $19.50	596	7.2	$18.04	318	$18.08
$21.68 - $25.00	261	8.7	$23.63	38	$23.73
$25.50 - $29.30	931	9.2	$28.70	337	$28.51
$32.88 - $34.25	172	3.4	$33.00	173	$33.00

	4,158	7.4	$17.82	2,603	$15.74

      Directors’ Stock Option Plan In 1994, the Company established a Directors’ Stock Option Plan (“Directors’ Plan”). The Directors’ Plan provided for the award of stock options to non-employee directors. At October 31, 2002, 125,800 options were outstanding and no additional options were available for future grant under the Directors’ Plan. The weighted average contractual life for all options outstanding under the Directors’ Plan at October 31, 2002 was 3.8 years. No awards were made under the Director’s Plan after 1998. During 2002, Directors of the Company received option grants under the Company’s Option Plans.

      Pro Forma Disclosure The Company applies APB 25 in accounting for its stock option incentive plan and, accordingly, recognizes compensation expense for the difference between the fair value of the underlying common stock and the grant price of the option at the date of the grant. The Company generally does not issue options at values less than fair market value. The effects of applying SFAS No. 123 on 2002, 2001 and 2000 pro forma net loss and per share calculations as stated below are not necessarily representative of effects on reported net income and earnings per share for future years due to such things as the vesting period of the stock options and the potential for issuance of additional stock options in future years. Had compensation expense for the Company’s stock option incentive plan been determined based on the estimated fair value at the grant dates for awards under the plan consistent with the methodology prescribed under SFAS No. 123, the Company’s net loss in fiscal years 2002, 2001 and 2000 would have been approximately $40.2 million, $20.8 million and $21.4 million, or $1.83, $1.10 and $1.24 per share, respectively. The weighted average fair market value of the options granted during fiscal year 2002 is estimated at $18.74 per share for options whose exercise price equals fair market value on the date of the grant, using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0%, volatility of 68.2%, risk-free interest rate of 4.5% and average expected life of approximately seven years.

      Stockholder Rights Plan In January 1996, the Board of Directors adopted a Stockholder Rights Plan (“Rights Plan”) in which preferred stock purchase rights (“Rights”) have been granted as a dividend at the rate of one Right for each share of the Company’s common stock held of record at the close of business on February 7, 1996. Each Right provides the holder the opportunity to purchase 1/1000th of a share of Series A Junior Participating Preferred Stock under certain circumstances at a price of $150 per share of such preferred stock. All rights expire on February 7, 2006.

      At the time of adoption of the Rights Plan, the Rights were neither exercisable nor traded separately from the common stock. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 20% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 20% or more of the common stock. Ten days after a public announcement that a person or group has become the beneficial owner of 20% or more of the common stock, each holder of a Right, other than the acquiring person, would be entitled to purchase $300 worth of the common stock of the

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company for each Right at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the common stock at one-half of the then-current price.

      If the Company is acquired in a merger, or 50% or more of the Company’s assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase $300 worth of common stock of the acquiring company at the exercise price of $150 per Right, which would effectively enable such Right-holders to purchase the acquiring company’s common stock at one-half of the then-current market price.

      At any time after a person or group of persons becomes the beneficial owner of 20% or more of the common stock, the Board of Directors, on behalf of all stockholders, may exchange one share of common stock for each Right, other than Rights held by the acquiring person.

      The Board of Directors may authorize the redemption of the Rights, at a redemption price of $.001 per Right, at any time until ten days (as such period may be extended or shortened by the Board) following the public announcement that a person or group of persons has acquired beneficial ownership of 20% or more of the outstanding common stock.

14.	Income Taxes

      The difference between the tax provision and the amount that would be computed by applying the statutory Federal income tax rate to income before taxes is attributable to the following:

	Year Ended October 31,

	2002	2001	2000

	(In thousands)
Federal income tax benefit at 34%	$(8,239)	$(4,659)	$(5,347)
Permanent items	5,088	22	18
State taxes	(428)	(630)	(724)
Change in valuation allowance	3,579	5,267	6,053

Total expense	$—	$—	$—

      Permanent items increased substantially from the prior years because of the non-deductibility of certain items charged to expense related to the OmegaTech acquisition. Additionally, deferred tax liabilities increased because of the purchased identified intangibles from OmegaTech.

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

	October 31,

	2002	2001

	(In thousands)
Deferred tax assets:
Patent expenses	$561	$517
Net operating loss carryforwards	65,084	37,571
Deferred revenue	1,615	1,677
Other	2,351	426

Total assets	$69,611	$40,191
Deferred tax liabilities:
Depreciation	$(564)	$(482)
Identified intangibles	(6,411)	—

Total liabilities	$(6,975)	$(482)

Net deferred tax asset	62,636	39,709
Valuation allowance	(62,636)	(39,709)

Net deferred tax asset	$—	$—

      The Company recognized a valuation allowance to the full extent of its deferred tax assets since the likelihood of realization of the benefit cannot be determined. At October 31, 2002, the Company had net operating loss carryforwards for federal income tax purposes of approximately $168.6 million, of which approximately $37.2 were assumed in the purchase of OmegaTech and $22.1 were a result of stock option exercises. These net operating loss carryforwards will expire, if unused, in the year 2003 through the year 2022.

      Section 382 of the Internal Revenue Code limits the utilization of net operating losses when ownership changes, as defined by that section, are greater than 50%. The Company is currently analyzing what impact, if any, past ownership changes may have on the potential utilization of its operating loss carryforwards.

15.	Employee 401(k) Plan

      The Company maintains an employee 401(k) plan. The plan, which covers all employees 21 years of age or older, stipulates that participating employees may elect an amount between 1% and 15% of their total compensation to contribute to the plan, not to exceed the maximum allowable by Internal Revenue Service regulations. As of October 31, 2002, the Company had not contributed to the plan.

16.	Subsequent Event

      In connection with the purchase of OmegaTech, the Company assumed an obligation to pay a minimum of $7 million over the next eight years associated with an agreement with a third-party relating to human and animal applications for OmegaTech’s DHA. On December 20, 2002 the Company signed an amendment to this agreement under which the Company paid $500,000 and signed a promissory note for $3.3 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1.0 million is payable in August of 2003 with the remainder due in December of 2003. As of October 31, 2002, the Company had accrued $4.0 million, the approximate present value of this commitment. The difference between the accrual and the actual payments will be offset to goodwill in fiscal year 2003.

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.	Quarterly Financial Information

      Quarterly financial information for fiscal 2002 and 2001 is presented in the following table:

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

	(In thousands)
2002
Total revenues	$5,970	$11,423	$13,544	$15,118
Income/(loss) from operations	$(3,206)	$(18,178)	$(3,977)	$170
Net income/(loss)	$(2,947)	$(17,917)	$(3,744)	$375
Net income/(loss) per share, basic	$(0.15)	$(0.84)	$(0.16)	$0.02
Net income/(loss) per share, diluted	$(0.15)	$(0.84)	$(0.16)	$0.02
2001
Total revenues	$3,496	$4,013	$5,565	$5,750
Loss from operations	$(3,857)	$(3,606)	$(3,657)	$(3,849)
Net loss	$(3,576)	$(3,240)	$(3,311)	$(3,575)
Net loss per share, basic and diluted	$(0.20)	$(0.17)	$(0.17)	$(0.18)

18.	Unaudited Interim Financial Information

a) Recently Issued Accounting Pronouncements

      In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure an Amendment of FASB Statement No. 123” (“SFAS 148”). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The alternative methods of transition of SFAS 148 are effective for fiscal years ending after December 15, 2002. The disclosure provision of SFAS 148 is effective for interim periods beginning after December 15, 2002. The Company follows APB 25 in accounting for its employee stock options. The Company does not expect the adoption of SFAS 148 to have a material impact on its operating results or financial position.

      In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of this standard will have no material impact on its financial statements.

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b)	Inventories

      Inventories consist of the following at January 31, 2003:

January 31,
2003
(In thousands)
Finished products	$5,017
Work in process	5,577
Raw materials	411

Total inventory	11,005
Less inventory reserve	(300)

Net inventory	$10,705

     c) Property, Plant and Equipment

      Property, plant and equipment consisted of the following at January 31, 2003:

January 31,
2003
(In thousands)
Land	$150
Building and improvements	4,609
Machinery and equipment	41,620
Furniture and fixtures	1,667
Leasehold improvements	556
Construction in progress	5,809

Property, plant and equipment	54,411
Less accumulated depreciation	(12,161)

Net property, plant and equipment	$42,250

     d) Goodwill and Intangible Assets

      As of January 31, 2003, the Company’s intangible assets and related accumulated amortization consisted of the following:

	As of January 31, 2003

		Accumulated
	Gross	Amortization	Net

(In thousands)
Trademarks	$1,811	$(30)	$1,781
Patents	5,486	(754)	4,732
Core technology	1,708	(29)	1,679
DHA Gold Brand of Products	10,676	(559)	10,117
Goodwill	25,257	—	25,257

Total	$44,938	$(1,372)	$43,566

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Goodwill was reduced by $311,000 in the three months ended January 31, 2003 primarily because the Company settled a liability related to a pre-acquisition obligation of OmegaTech for less than the amount that was recorded at the purchase date. See Note 18e of Notes to Financial Statements for more information.

      The Company recorded amortization expense of approximately $414,000 during the three months ended January 31, 2003, compared to approximately $36,000 during the three months ended January 31, 2002.

     e) Note Payable

      In connection with the purchase of OmegaTech, Inc., the Company assumed an obligation to pay a minimum of $7.0 million over the next eight years associated with an agreement with a third-party relating to human and animal applications for OmegaTech’s DHA. On December 20, 2002 the Company signed an amendment to this agreement under which the Company paid $500,000 and signed a non-interest bearing promissory note for $3.25 million in exchange for the discharge of all future obligations under the agreement. The first payment under the note of $1.0 million is payable in August of 2003 with the remainder due in December of 2003. The Company imputed interest on the note at 4.5%, or approximately $129,000, the balance of which is classified as accrued liabilities on the consolidated balance sheets.

     f) Restructuring Charge

      On July 29, 2002, the Company announced a restructuring of the food and beverage sales and marketing efforts in Boulder, Colorado, which included the termination of eight employees and five consultants. Costs estimated at the time of the restructuring included employee separation benefits, such as severance, medical, and other benefits and other costs such as consultant terminations costs, idle office space and professional fees. The following table summarizes the activity related to the liability for restructuring costs as of January 31, 2003:

	Employee
	Separation	Other
	Benefits	Charges	Total

	(In thousands)
Initial charge in the third quarter of fiscal 2002	$766	$500	$1,266
Cash payments (8/1/02 – 10/31/02)	(242)	(187)	(429)

Balance at October 31, 2002	524	313	837
Cash payments (11/1/02 – 1/31/03)	(34)	(25)	(59)
Adjustments (1)	(264)	14	(250)

Balance at January 31, 2003	$226	$302	$528

Note 1: Due to changes in previous estimates, the Company reduced its liability for employee separation benefits related to severance costs. Additionally, the Company increased the restructuring liability related to other charges such as consultant termination fees and costs related to idle space. The net result of the related adjustments to the restructuring liability was a reversal of $250,000 in the quarter ended January 31, 2003.

     g) Commitments

      As a result of the acquisition of OmegaTech, Inc., the Company is subject to a prior commitment to purchase a minimum quantity of DHA biomass on favorable terms from a third-party manufacturer. The three-year commitment expires on December 31, 2004 and totals approximately $2.4 million per year.

MARTEK BIOSCIENCES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     h) Net Income/(loss) per share

      The following table presents the calculation of basic and diluted net income/(loss) per share. Basic net income/(loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of common shares outstanding plus dilutive potential common shares relating to stock options and warrants, using the treasury stock method.

	Three Months Ended
	January 31,

	2003	2002

	(In thousands, except
	per share amounts)
Net income/(loss)	$2,061	$(2,947)
Weighted average shares — basic	23,368	20,185
Effect of dilutive potential common shares:
Employee stock options	1,219	—
Warrants	75	—

Total dilutive potential common shares	1,294	—

Weighted average shares — diluted	24,663	20,185

Net income/(loss) per share — basic	$0.09	$(0.15)

Net income/(loss) per share — diluted	$0.08	$(0.15)

      Employee stock options to purchase approximately 1.5 million shares in the first quarter of fiscal 2003 were outstanding, but were not included in the computation of diluted net income per share because the exercise price of the stock options was greater than the average share price of the Company’s stock for the quarter, and therefore, the effect would have been antidilutive. None of the approximately 3.5 million shares of employee stock options outstanding in the first quarter of fiscal 2002 were included in the computation of diluted net loss per share because the effect on net loss would have been antidilutive.

     i) Subsequent Event

      On February 25, 2003, the Company established a one-year, $10 million secured working capital line of credit facility with Allfirst Bank at a rate that approximates the prime rate. The credit facility is secured primarily by the Company’s accounts receivable and inventories.

MARTEK BIOSCIENCES CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED OCTOBER 31, 2002

	Martek		Pro Forma
	Biosciences	OmegaTech,	Adjustments		Pro Forma
	Corporation	Inc.	(See Note 2)		Consolidated

	(In thousands, except per share data)
Revenues	$46,055	$2,807			$48,862
Costs and expenses:
Cost of revenues	29,794	2,106			31,900
Research and development	11,648	1,842			13,490
Acquired in-process research and development	15,788	—	$(15,788	)A	—
Restructuring	1,266	—			1,266
Selling, general and administrative	12,344	6,285	(1,378	)B	17,251
Other operating expenses	406	—			406

Total costs and expenses	71,246	10,233	(17,166)		64,313

Loss from operations	(25,191)	(7,426)	17,166		(15,451)
Other income (expense), net	958	(2,629)	2,629	C	958

Net income (loss)	$(24,233)	$(10,055)	$19,795		$(14,493)

Net loss per share, basic and diluted	$(1.10)				$(0.63)

Weighted average common shares outstanding	21,982		883		22,865	D

MARTEK BIOSCIENCES CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

      The pro forma adjustments are based on estimates, available information and certain assumptions and may be revised, as additional information becomes available. The pro forma financial information does not necessarily represent what Martek’s financial position or results of operations would actually have been if the transactions in fact had occurred on that date or the results of operations for any future period. These pro forma financial statements for the period presented exclude the one time charge of $15.8 million for in-process research and development related to the purchase of Omegatech, Inc. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the audited financial statements and notes incorporated by reference from Martek Biosciences Corporation’s 2002 Annual Report on Form 10-K into this Form 8-K/ A.

      The unaudited pro forma condensed consolidated statement of operations for the year ended October 31, 2002 gives effect to the purchase of OmegaTech as if the transaction had occurred on November 1, 2001. The unaudited pro forma condensed consolidated statement of operations includes the consolidated results of Martek for the year ended October 31, 2002 with the results of Omegatech for the six months ended March 31, 2002. The unaudited pro forma condensed consolidated balance sheet as of October 31, 2002 is not included herein because the purchase of Omegatech occurred on April 25, 2002 and is therefore included in Martek’s consolidated balance sheets included in Martek’s Annual Report on Form 10-K for the year ended October 31, 2002.

2.	PRO FORMA ADJUSTMENTS

      (A) To eliminate the portion of the OmegaTech purchase price that was allocated to in-process research and development and expensed as a one-time charge by Martek in the quarter ended April 30, 2002.

      (B) Consists of the following adjustments:

•	$518,000 to record the net additional amortization expense as a result of the allocation of a portion of the purchase price to identifiable intangible assets;

•	($823,000) to eliminate acquisition related fees and expenses;

•	($334,000) to eliminate costs associated with OmegaTech’s settlement of a third-party license agreement that was accounted for by Martek as part of the purchase price consideration;

•	($65,000) to give effect to reduced depreciation expense as a result of fair market value adjustments to OmegaTech machinery and equipment;

•	($292,000) to reduce labor costs for personnel restructuring implemented upon the purchase of OmegaTech; and

•	($382,000) to eliminate stock-based compensation for OmegaTech consultant options and options granted to OmegaTech employees at below fair market value. These options were converted to Martek options upon the purchase of OmegaTech.

      (C) Consists of the following adjustments:

•	$2,448,000 to eliminate interest expense related to the issuance of warrants in an OmegaTech bridge financing in January 2002 which was paid off upon the purchase of OmegaTech; and

•	$181,000 to eliminate interest expense on an OmegaTech debt which was paid off upon the purchase of OmegaTech.

      (D) Pro forma weighted average shares include approximately 1,766,000 shares assumed outstanding for the year ended October 31, 2002 in connection with the pro forma completion of the acquisition on November 1, 2001. Stock options and warrants outstanding have been excluded from the calculation because their effects are anti-dilutive.

PROSPECTUS

Martek Biosciences Corporation

$100,000,000

Debt Securities

Warrants
Common Stock

315,000 Shares of Common Stock Offered By Richard J. Radmer, Ph.D.

       We will provide the specific terms for each of these securities and their offering prices in supplements to this prospectus. In the case of debt securities, these terms will include, as applicable, the specific designation, aggregate principal amount, maturity, rate or formula of interest, premium, terms of convertibility and terms for redemption. In the case of common stock, these terms will include the aggregate number of shares offered. In the case of warrants to purchase common stock, the terms will include term, conversion and exercise prices and other terms.

      We may sell any combination of these securities in one or more offerings up to a total dollar amount of $100,000,000. In addition, up to 315,000 shares of common stock may be offered by Richard J. Radmer, Ph.D., as selling stockholder.

      Our common stock is listed on the Nasdaq National Market under the symbol “MATK.” The closing price of our common stock on the Nasdaq National Market was $30.85 per share on April 15, 2003. None of the other securities are currently publicly traded. We may sell these securities to or through underwriters and also to other purchasers or through agents. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement.

      You should read carefully this prospectus, the documents incorporated by reference in this prospectus and any prospectus supplement before you invest. We strongly recommend that you read carefully the risks we describe in the accompanying prospectus supplement, as well as the risk factors in our most current reports to the Securities and Exchange Commission, for a fuller understanding of the risks and uncertainties that we face. See “Risk Factors” on page 2.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

The date of this prospectus is April 15, 2003.

SUMMARY

      This summary contains a general summary of the information contained in this prospectus. It may not include all the information that is important to you. You should read the entire prospectus, the prospectus supplement delivered with the prospectus, and the documents incorporated by reference before making an investment decision.

Martek Biosciences Corporation

      Martek Biosciences Corporation is a leader in the development and commercialization of products derived from microalgae. Martek’s current products include nutritional oils used as infant formula ingredients and as nutritional supplements and fluorescent algal pigments used for diagnostic and pharmaceutical research purposes. Martek was founded in 1985. Our principal executive offices are located at 6480 Dobbin Road, Columbia, Maryland 21045. Our telephone number is (410) 740-0081 and our website address is http://www.martekbio.com. Information on our website is not part of this prospectus.

Securities We Are Offering

      We may offer any of the following securities from time to time:

•	debt securities;

•	warrants to purchase our common stock; or

•	common stock.

      When we use the term “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise. The total dollar amount of all securities that we may issue will not exceed $100,000,000. If we issue debt securities at a discount from their original stated principal amount, then, for purposes of calculating the total dollar amount of all securities issued under this prospectus, we will treat the initial offering price of the debt securities as the total original principal amount of the debt securities. This prospectus, including the following summary, describes the general terms that may apply to the securities; the specific terms of any particular securities that we may offer will be described in a separate supplement to this prospectus.

      Debt Securities. Our debt securities may be senior or subordinated in right of payment and may be convertible into our common stock or other securities or property. For any particular debt securities we offer, the applicable prospectus supplement will describe the specific designation, the aggregate principal or face amount and the purchase price; the ranking, whether senior or subordinated; the stated maturity; the redemption terms, if any; the conversion terms, if any; the rate or manner of calculating the rate and the payment dates for interest, if any; the amount or manner of calculating the amount payable at maturity and whether that amount may be paid by delivering cash, securities or other property; and any other specific terms. We will issue the senior and subordinated debt securities under separate indentures between us and a trustee we will identify in an applicable prospectus supplement.

      Warrants. We may offer warrants to purchase our common stock. For any particular warrants we offer, the applicable prospectus supplement will describe the underlying security; the expiration date; the exercise price or the manner of determining the exercise price; the amount and kind, or the manner of determining the amount and kind, of any security to be delivered by us upon exercise; and any other specific terms. We may issue the warrants under warrant agreements between us and one or more warrant agents.

      Common Stock. We may offer shares of our common stock. Our common stock currently is traded on the Nasdaq National Market under the symbol “MATK.”

      Listing. If any securities are to be listed or quoted on a securities exchange or quotation system, the applicable prospectus supplement will say so.

      Selling Stockholder. Under this shelf registration, the selling stockholder also may sell up to 315,000 shares of our common stock in one or more offerings.

RISK FACTORS

      Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risk factors set forth in the accompanying prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the other reports we file with the SEC.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings:

•	our debt securities;

•	warrants to purchase our common stock; or

•	shares of our common stock.

      The total offering price of these securities will not exceed $100,000,000. In addition, under this shelf process, the selling stockholder also may sell up to 315,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities we or the selling stockholder may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add or update information contained in this prospectus.

      We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will provide the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-3. This prospectus does not contain all of the information contained in the registration statement, portions of which have been omitted under the rules of the SEC. We also file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Exchange Act file number for our SEC filings is 000-22354. You may read and copy the registration statement and any other document we file at the following SEC public reference room:

Judiciary Plaza

450 Fifth Street, N.W.
Rm. 1024
Washington, D.C. 20549

      You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the offering of our securities under this prospectus is completed or withdrawn:

•	Our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

•	Our Definitive Proxy Statement filed on February 12, 2003;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2003;

•	Our Current Report on Form 8-K/ A dated July 5, 2002;

•	Our Current Report on Form 8-K dated February 26, 2003;

•	Our Current Report on Form 8-K/ A dated April 1, 2003;

•	Our Current Report on Form 8-K dated April 8, 2003;

•	All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering; and

•	The description of our common stock contained in our Form 8-A filed on November 5, 1993, including any amendments or reports filed to update such information.

      We are not, however, incorporating by reference any documents, or portions of documents, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

      We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 6480 Dobbin Road, Columbia, Maryland 21045, Attention: Investor Relations, (410) 740-0081.

RATIO OF EARNINGS TO FIXED CHARGES

      The table below presents the ratio of earnings to fixed charges for the three months ended January 31, 2003 and the coverage deficiency for the last five fiscal years.

	For the Three
	Months Ended	For the Year Ended October 31,
	January 31,
	2003	2002	2001	2000	1999	1998

	(In thousands)
Interest expense on indebtedness	$—	$—	$9	$193	$579	$521
Estimated interest expense within rental expense	4	9	—	—	—	—

Total fixed charges	4	9	9	193	579	521
Income/(loss) before income taxes	2,061	(24,233)	(13,702)	(15,727)	(14,848)	(13,461)
Fixed charges per above	4	9	9	193	579	521

Coverage deficiency		$(24,242)	$(13,711)	$(15,920)	$(15,427)	$(13,982)

Ratio of earnings to fixed charges	515

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus, any prospectus supplement and the documents incorporated herein by reference, contain forward-looking statements. Additional written or oral forward-looking statements may be made by Martek from time to time in filings with the SEC or otherwise. The words “believe,” “expect,” “anticipate,” and “project” and similar expressions identify forward-looking statements, which speak only as of the date the statement is made. Such forward-looking statements are within the meaning of that term in Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may include, but are not limited to, information regarding regulatory approval of our product candidates, market size for our products, timing of regulatory approvals and commercial introduction of our products and potential results of clinical trials. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. Statements in this prospectus, including the risk factors incorporated by reference in this prospectus or set forth in any accompanying prospectus supplement describe factors, among others, that could contribute to or cause such differences.

USE OF PROCEEDS

      Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sales of securities to provide additional funds for general corporate purposes, including capital expenditures relating to the expansion of our production capacity. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF COMMON STOCK

      The following description of our common stock, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the common stock that we may offer under this prospectus. For the complete terms of our common stock, please refer to our certificate of incorporation and bylaws that are filed as exhibits to our reports incorporated by reference into the registration statement that includes this prospectus. The General Corporation Law of Delaware may also affect the terms of our common stock.

General

      Our certificate of incorporation provides that we have authority to issue 100,000,000 shares of our common stock, par value $0.10 per share. At March 31, 2003, there were 23,637,850 shares of common stock issued and outstanding. In addition, 4,594,182 shares of common stock were issuable upon exercise of stock options outstanding and 251,299 shares of common stock were issuable upon the exercise of warrants outstanding on that date. The outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

      Each holder of common stock is entitled to attend all special and annual meetings of the stockholders and to vote upon any matter, including, without limitation, the election of directors. Holders of common stock are entitled to one vote per share.

Liquidation Rights

      In the event of any dissolution, liquidation or winding up of Martek, whether voluntary or involuntary, the holders of common stock will be entitled to participate in the distribution of any assets remaining after we have paid all of our debts and liabilities and have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of dissolution, liquidation or winding up, the full preferential amounts, if any, to which they are entitled.

Dividends

      Dividends may be paid on the common stock and on any class or series of stock entitled to participate therewith when and as declared by the board. To date we have not paid dividends on our common stock. Our credit facilities in effect from time to time may restrict our ability to pay dividends.

Other Rights and Restrictions

      The holders of common stock have no preemptive or subscription rights to purchase additional securities issued by us, nor any rights to convert their common stock into other securities of Martek or to have their shares redeemed by us. Our common stock is not subject to redemption by us. Our certificate of incorporation and bylaws do not restrict the ability of a holder of common stock to transfer his or her shares of common stock. When we issue shares of common stock under this prospectus, the shares will be fully paid and non-assessable.

Listing

      Our common stock is listed on the Nasdaq National Market under the symbol “MATK”.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Registrar and Transfer Company.

Stockholder Rights Agreement

      In January 1996, our board adopted a Rights Agreement which was amended in November 1998 (the “Rights Agreement”). The Rights Agreement is designed to deter any potential coercive or unfair takeover tactics in the event of an unsolicited takeover attempt. It is not intended to prevent a takeover of Martek on terms that are favorable and fair to all stockholders and will not interfere with a merger approved by the board of directors. Each right entitles stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $150.00. The rights will be exercisable only if a person or a group acquires or announces a tender or exchange offer to acquire 20% or more of our common stock or if we enter into other business combination transactions not approved by the board of directors. In the event the rights become exercisable, the rights plan allows for our stockholders to acquire stock of Martek or the surviving corporation, whether or not Martek is the surviving corporation, having a value twice that of the exercise price of the rights. The rights will expire no later than February 7, 2006. If approved by our board, the rights may be redeemed for $.001 per right or exchanged into our common stock.

Limitations of Director Liability

      Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. Although Delaware law does not change directors’ duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of directors to us and our stockholders to the full extent permitted by Delaware law. Specifically, directors are not personally liable for monetary damages to Martek or its stockholders for breach of the director’s fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to Martek or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

Indemnification

      To the maximum extent permitted by law, our certificate of incorporation provides for mandatory indemnification of directors and officers against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer. In addition, we must advance or reimburse directors and officers for expenses they incur in connection with indemnifiable claims. We also maintain directors’ and officers’ liability insurance.

DESCRIPTION OF DEBT SECURITIES

      We may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured obligations to repay advanced funds. We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and Wachovia Bank, N.A., as Trustee. Further information regarding the Trustee may be provided in the prospectus supplement. The form for each type of indenture is filed as an exhibit to the registration statement of which this prospectus is a part.

      The prospectus supplement will describe the particular terms of any debt securities we may offer and may supplement the terms summarized below. The following summaries of the debt securities and the indentures are not complete. We urge you to read the indentures filed as exhibits to the registration statement which includes this prospectus and the description of the additional terms of the debt securities included in the prospectus supplement.

General

      We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Senior debt securities will be unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

      The indentures might not limit the amount of other debt that we may incur or whether that debt is senior to the debt securities offered by this prospectus, and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

      We currently have a secured line of credit with Allfirst Bank, N.A. for an aggregate amount of $10 million, none of which is outstanding on the date of this prospectus. Any debt outstanding on the line of credit in the future will rank senior to any debt we may issue pursuant to this prospectus. Martek’s subsidiary currently has no debt outstanding. Any debt that may be incurred by Martek’s subsidiary in the future will be structurally senior to the senior and subordinated debt that may be issued pursuant to this prospectus. If we offer debt securities under this prospectus, the applicable prospectus supplement will update the information in this paragraph regarding other outstanding indebtedness.

      The prospectus supplement will describe the debt securities and the price or prices at which we will offer the debt securities. The description will include:

•	the title and form of the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the person to whom any interest on a debt security of the series will be paid;

•	the date or dates on which we must repay the principal;

•	the rate or rates at which the debt securities will bear interest,

•	if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

•	the place or places where we must pay the principal and any premium or interest on the debt securities;

•	the terms and conditions on which we may redeem any debt security, if at all;

•	any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

•	the denominations in which we may issue the debt securities;

•	the manner in which we will determine the amount of principal of or any premium or interest on the debt securities;

•	the currency in which we will pay the principal of and any premium or interest on the debt securities;

•	the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

•	the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

•	if applicable, that the debt securities are defeasible and the terms of such defeasance;

•	if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

•	whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

•	the subordination provisions that will apply to any subordinated debt securities;

•	any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any of the debt securities due and payable;

•	any addition to or change in the covenants in the indentures; and

•	any other terms of the debt securities not inconsistent with the applicable indentures.

      We may sell the debt securities at a substantial discount below their stated principal amount. We will describe U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security sold for less than its face value, and which provides that the holder cannot receive the full face value if maturity is accelerated. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the prospectus supplement.

Conversion and Exchange Rights

      The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. The prospectus supplement will describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated.

Subordination of Subordinated Debt Securities

      The indebtedness underlying the subordinated debt securities will be payable only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding-up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration.

      If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors. The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

Form, Exchange and Transfer

      We will issue debt securities only in fully registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of similar terms and aggregate principal amount.

      Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place where we will make payment on debt securities.

      If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer of or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

Global Securities

      The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of all debt securities of that series. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

      No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee or successor of the depositary unless:

•	the depositary is unwilling or unable to continue as depositary; or

•	the depository is no longer in good standing under the Exchange Act or other applicable statute or regulation.

      The depositary will determine how all securities issued in exchange for a global security will be registered.

      As long as the depositary or its nominee is the registered holder of a global security, we will consider the depositary or the nominee to be the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that some purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

      Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

      The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee will assume no responsibility or liability for any aspect of the depositary’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a global security.

Payment and Paying Agents

      We will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

      We will pay principal and any premium or interest on the debt securities at the office of our designated paying agent. Unless the prospectus supplement indicates otherwise, the corporate trust office of the trustee will be the paying agent for the debt securities.

      Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

      The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. Thereafter, the holder may look only to us for payment, as an unsecured general creditor.

Consolidation, Merger and Sale of Assets

      Under the terms of the indentures, so long as any securities remain outstanding, we may not consolidate or enter into a share exchange with or merge into any other person, in a transaction in which we are not the surviving corporation, or sell, convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the successor assumes our obligations under the debt securities and the indentures; and

•	we meet the other conditions described in the indentures.

Events of Default

      Each of the following will constitute an event of default under each indenture:

•	failure to pay the principal of or any premium on any debt security when due;

•	failure to pay any interest on any debt security when due, for more than a specified number of days past the due date;

•	failure to deposit any sinking fund payment when due;

•	failure to perform any covenant or agreement in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

•	events of bankruptcy, insolvency or reorganization; and

•	any other event of default specified in the prospectus supplement.

      If an event of default occurs and continues, both the trustee and holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

      Except for its duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

      No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request upon the trustee, and have offered reasonable indemnity to the trustee, to institute the proceeding;

•	the trustee has failed to institute the proceeding for a specified period of time after its receipt of the notification; and

•	the trustee has not received a direction inconsistent with the request within a specified number of days from the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series.

Modification and Waiver

      We and the trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the trustee may only make the following changes with the consent of the holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of notes;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption, of any debt securities; or

•	reducing the percentage of debt securities the holders of which are required to consent to any amendment.

      The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series or in respect of a covenant or provision of the indenture that cannot be amended without each holder’s consent.

      Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

Defeasance

      To the extent stated in the prospectus supplement, we may elect to apply the provisions in the indentures relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants, to the debt securities of any series. The indentures provide that, upon satisfaction of the requirements described below, we may terminate all of our obligations under the debt securities of any series and the applicable indenture, known as legal defeasance, other than our obligation:

•	to maintain a registrar and paying agents and hold moneys for payment in trust;

•	to register the transfer or exchange of the notes; and

•	to replace mutilated, destroyed, lost or stolen notes.

      In addition, we may terminate our obligation to comply with any restrictive covenants under the debt securities of any series or the applicable indenture, known as covenant defeasance.

      We may exercise our legal defeasance option even if we have previously exercised our covenant defeasance option. If we exercise either defeasance option, payment of the notes may not be accelerated because of the occurrence of events of default.

      To exercise either defeasance option as to debt securities of any series, we must irrevocably deposit in trust with the trustee money and/or obligations backed by the full faith and credit of the United States that will provide money in an amount sufficient in the written opinion of a nationally recognized firm of independent public accountants to pay the principal of, premium, if any, and each installment of interest on the debt securities. We may only establish this trust if, among other things:

•	no event of default shall have occurred or be continuing;

•	in the case of legal defeasance, we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of our counsel, provides that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;

•	in the case of covenant defeasance, we have delivered to the trustee an opinion of counsel to the effect that the holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; and

•	we satisfy other customary conditions precedent described in the applicable indenture.

Notices

      We will mail notices to holders of debt securities as indicated in the prospectus supplement.

Title

      We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the state of New York.

DESCRIPTION OF WARRANTS

General

      The following description, together with the additional information we may include in any applicable prospectus supplements, summarizes the material terms and provisions of the warrants that we may offer under this prospectus and the related warrant agreements and warrant certificates. While the terms summarized below will apply generally to any warrants we may offer, we will describe the particular terms of any series of warrants in more detail in the applicable prospectus supplement.

      We may issue, together with other securities or separately, warrants to purchase our common stock. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as shall be set forth in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants of the series being offered and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

      The applicable prospectus supplement will describe the following terms, where applicable, of warrants in respect of which this prospectus is being delivered:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable and the procedures and conditions relating to the exercise of such warrants;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each such security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants shall commence, and the date on which the right shall expire;

•	the maximum or minimum number of warrants which may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

      Before exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive dividends, if any, or payments upon our liquidation, dissolution or winding up or to exercise voting rights, if any.

Exercise of Warrants

      Each warrant will entitle the holder thereof to purchase for cash the number of shares of common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

      Warrants may be exercised as set forth in the applicable prospectus supplement relating to the warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the purchased securities. If less than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights of Holders of Warrants

      Each warrant agent will act solely as our agent under the applicable warrant agreement and will not assume any obligation or relationship of agency or trust with any holder of any warrant. A single bank or trust company may act as a warrant agent for more than one issue of warrants. A warrant agent will have no duty or responsibility in case of any default by us under the applicable warrant agreement or warrant, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a warrant may, without the consent of the related warrant agent or the holder of any other warrant, enforce by appropriate legal action its right to exercise, and receive the securities purchasable upon exercise of, that holder’s warrants.

SELLING STOCKHOLDER

      The selling stockholder is Richard J. Radmer, Ph.D., a current director and former president of Martek. As of March 31, 2003, Dr. Radmer beneficially owned 540,000 shares of our common stock. Dr. Radmer may offer from time to time up to 315,000 shares of our common stock. The prospectus supplement for any offering of the common stock by the selling stockholder will include the following information:

•	the number of shares of common stock then held by the selling stockholder;

•	the number of shares of common stock offered by the selling stockholder; and

•	the number of shares (and, if one percent or more, the percentage) of common stock to be owned by the selling stockholder after completion of the offering.

PLAN OF DISTRIBUTION

      We and the selling stockholder may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors; or

•	directly to investors.

      We will set forth in a prospectus supplement the terms of the offering of the securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the common stock may be listed.

Agents

      We and the selling stockholder may designate agents who agree to use their reasonable or best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

Underwriters

      If we and the selling stockholder use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

      Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and the selling stockholder and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We and the selling stockholder may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents.

Trading Markets and Listing of Common Stock

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Passive Market Making

      Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered to a level not higher than the highest independent bid, provided that the passive market maker need not lower its bid until its purchases equal or exceed the lesser of two times the NASD’s minimum quotations size for the security or the purchase limitations set forth in Rule 103.

LEGAL MATTERS

      Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with an opinion as to certain legal matters in connection with the securities offered hereby.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements incorporated by reference in our Annual Report on Form 10-K for the year ended October 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and set forth elsewhere in the registration statement. Our financial statements are incorporated by reference and included in this registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The consolidated financial statements of OmegaTech, Inc. and subsidiary as of December 31, 2001 and 2000 and for the years then ended incorporated in this prospectus by reference from Martek’s Current Report on Form 8-K/ A have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of OmegaTech, Inc. and subsidiary by Martek Biosciences Corporation), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

2,815,000 Shares

Martek Biosciences Corporation

Common Stock

PROSPECTUS SUPPLEMENT

April 15, 2003

Citigroup

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